

06015867

RECEIVED

2006 AUG -8 P 2:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE



1 Frederick's Place
London
London EC2R 8AE

t +44 (0) 20 7367 8888
f +44 (0) 20 7367 8899

Mr Michael Coco
Office of International Corporate Finance
Mail Stop 6328
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington DC, 20549

PROCESSED
AUG 10 2006
THOMSON FINANCIAL

SUPPL

2 August 2006

Dear Mr Coco,

Re Antofagasta plc – Submission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 ("Exchange Act")

Commission File Number: 82-4987

Further to our telephone conversation of 2 August 2006, I am writing on behalf of Antofagasta plc enclosing copies of all materials made public, filed with the London Stock Exchange on which Antofagasta plc is listed, or distributed to security holders of Antofagasta plc since 1st January 2005. I enclose the original correspondence from Hussein Barma, Chief Financial Officer of Antofagasta plc, dated 26 September 2002.

An index of information enclosed is listed below.

Date	
1 August 2006	Quarterly Production Report Q2 – 2006
14 July 2006	New Joint venture with AngloGold
20 June 2006	Luksic Family Interests
14 June 2006	AGM Statement
25 May 2006	Quarterly Financial Report Q1 – 2006
16 May 2006	Dividends – amount payable in sterling
9 May 2006	Annual Report and Notices of Meetings
3 May 2006	Quarterly Production Report Q1 2006
28 April 2006	Tethyan takeover reaches compulsory acquisition threshold
18 April 2006	Update regarding Tethyan offer
4 April 2006	Update regarding Tethyan offer
14 March 2006	Full year results 2006
25 January 2006	Quarterly production report Q4 2005

23 December 2005	Joint Venture with Tethyan Copper Company
26 October 2005	Quarterly Production Report Q3 2005
13 September 2005	IFRS news release
13 September 2005	Interim Results announcement
27 July 2005	Quarterly Production Report Q2 2005
14 June 2005	AGM Statement
3 May 2005	Appointment of non-Executive Directors
7 April 2005	Appointment of non-executive director
15 March 2005	Preliminary Results announcement

Annual reports of the Company 2004/2005.

Please be aware that Antofagasta plc has changed registered address and the new contact details are listed below:

Antofagasta plc
5 Princes Gate
London SW7 1QJ
Tel: +44 20 7 808 0988
Facsimile: +44 20 7 808 0986

Please contact me on 0044 (0) 20 7367 8874 or oliver.winters@bankside.com should you require any further information.

Thank you very much for your help in this matter.

Yours faithfully

Oliver Winters


ANTOFAGASTA PLC

PARK HOUSE,
16 FINSBURY CIRCUS,
LONDON EC2M 7AH

TELEPHONE: +44 20 7382 7862
FACSIMILE: +44 20 7628 3773
EMAIL: info@antofagasta.co.uk

26 September 2002

Mr. Michael Coco
Office of International Corporate Finance
Mail Stop 3-2
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington D.C. 20549
USA

Dear Mr. Coco,

Re Antofagasta plc – Submissions pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 ("Exchange Act")

Commission File Number 82-4987

Further to our telephone conversation of 25 September 2002, I enclose copies of all materials made public, filed with the London Stock Exchange on which Antofagasta plc is listed, or distributed to security holders of Antofagasta plc since 1 January 2000. Antofagasta plc has changed its name from Antofagasta Holdings plc and I enclose a copy of the relevant certificate.

Please contact me on 011-44-20-7382 7868 (direct line) or hbarma@antofagasta.co.uk should you have any questions.

Thank you very much for your help in this matter.

Yours sincerely,

Hussein Barma
Chief Financial Officer

Quarterly Production Report Q2 2006


ANTOFAGASTA PLC

1 August 2006

Highlights

- **Group copper production in Q2 was 100,900 tonnes, compared with 107,000 tonnes in Q1.**
- **Molybdenum production at Los Pelambres in Q2 was 2,100 tonnes, marginally above Q1.**
- **Group cash costs for Q2 were 43.9 cents per pound, 11.7% lower than Q1 mainly due to improved by-product credits.**

Group Total	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Total production of payable copper ('000 tonnes)	**107.0**	**100.9**			**207.9**	**227.4**	**467.3**
Total production of payable moly ('000 tonnes)	**2.0**	**2.1**			**4.1**	**4.7**	**8.7**
Weighted average cash costs (cents per pound)	**49.7**	**43.9**			**46.9**	**(8.7)**	**13.9**

Los Pelambres

Los Pelambres produced 67,500 tonnes of payable copper in Q2 and 141,600 tonnes in the first six months of 2006, 8.6% below the first six months of last year. The decrease was mainly due to a build-up of unfiltered copper concentrate at the concentrator plant in May when repairs were carried out to the slurry pipeline, reducing the volume available for filtration at the port in that month. This concentrate was partly processed at the port in June with the remainder processed in July, and is not expected to have any overall effect on production volumes for the full year. The reduced production in the first half was also partly due to lower daily ore throughput at the concentrator plant (resulting from a higher proportion of harder primary ore compared with 2005 as well as programmed downtime to enable the construction of the 140,000 tonnes per day plant expansion) and lower recoveries, offset by the higher ore grade. Volumes shipped in the first six months of 2006 were 145,400 tonnes.

Molybdenum production in Q2 increased to 2,100 tonnes and production in the first six months was 4,100 tonnes, in line with the year-to-date forecast but 12.5% below the first half of 2005. The decrease was due to a combination of changes in levels of partly-processed molybdenum concentrate, the lower ore throughput level and lower recoveries (resulting from the characteristics of the ore processed in the period), partly offset by the higher ore grade.

Cash costs in Q2 were 18.5 cents per pound, compared with 29.8 cents per pound in Q1 due to improved by-product credits this quarter. Cash costs averaged 24.4 cents per pound in the first six months of 2006 compared with negative 48.1 cents in the first half of 2005. The increase compared with 2005 H1 was mainly due to lower by-product credits (which decreased by 47.0 cents) and higher treatment and refining charges (which increased by 13.8 cents). Lower by-product credits resulted mainly from lower molybdenum market prices (which averaged US$23.7 per pound in 2006 H1 compared with US$33.4 per pound in 2005 H1) as well as lower production. Treatment and refining charges increased through price participation by smelters as the average LME copper price increased to 275.3 cents per pound in 2006 H1 (compared with 151.1 cents per pound in 2005 H1).

On-site and shipping costs for Q2 remained in line with Q1. Costs for the first six months of the year remain in line with forecast, but were 11.7 cents per pound above 2005 H1, due to lower production as well as higher costs for fuel, energy, explosives and services.

Enquiries:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Desmond O'Conor
doconor@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7367 8873



El Tesoro

Cathode production at El Tesoro in Q2 was 21,800 tonnes, an increase of 4.8% compared with Q1, as better ore grades compensated for lower recoveries. Production in the first six months of 2006 was 42,500 tonnes, in line with forecast but 14.7% lower than 2005 H1, as higher processing levels (following completion of the 10.5 million tonnes per year throughput expansion at the beginning of the year) were offset by expected lower grades and recoveries.

Cash costs in Q1 were 79.8 cents per pound, in line with the previous quarter. Cash costs in the first six months of 2006 were 79.7 cents per pound compared with 58.9 cents per pound in 2005 H1, due to the lower production level and higher waste-to-ore ratio, increased consumption of sulphuric acid and higher input costs including fuel prices and copper price-linked payments.

Michilla

Michilla produced 11,600 tonnes of copper cathodes in Q2, reaching 23,800 tonnes in the first six months of 2006. The increase of 1,200 tonnes compared with 2005 H1 was mainly due to higher grades, together with higher processing levels and better recoveries.

Cash costs in Q2 were 123.9 cents per pound, 3.8 cents above the previous quarter. Cash costs averaged 122.0 cents per pound in the first six months of 2006, below forecast but 8.8% above 2005 H1, reflecting higher costs at the underground mine and higher prices for fuel and explosives.

Transport

Rail tonnages in the first half of 2006 were 3.8% lower than 2005 H1, mainly due to lower tonnages from Codelco. However, road tonnages were 3.1% higher than the first half of 2005.

Water

The water division continued to perform strongly, with volumes reaching 9.2 million cubic metres in Q2 and 18.5 million cubic metres in the first half of 2006. This represented an increase of 11.9% over 2005 H1 as a result of increased consumption by both domestic and mining customers as well as higher volumes of water transported.

Quarterly Production Report Q2 2006


ANTOFAGASTA PLC

Los Pelambres	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Production statistics							
Daily average ore treated ('000 tonnes)	120.9	119.5			120.2	126.5	128.1
Average ore grade (%)	0.81	0.84			0.82	0.78	0.80
Average recovery (%)	88.1	88.2			88.1	90.6	89.2
Concentrate produced ('000 tonnes)	194.8	200.2			395.0	424.6	865.1
Average concentrate grade (%)	39.6	40.0			39.8	38.0	38.5
Fine copper in concentrate ('000 tonnes)	76.6	69.8			146.4	160.3	333.8
Payable copper in concentrate ('000 tonnes)	74.1	67.5			141.6	154.9	322.8
Average moly ore grade (%)	0.026	0.027			0.026	0.025	0.022
Average moly recovery (%)	74.4	76.0			75.2	80.0	79.9
Payable moly ('000 tonnes)	2.0	2.1			4.1	4.7	8.7
Cash costs statistics							
On-site and shipment costs (cents per pound)	54.5	56.8			55.6	43.8	47.1
Tolling charges for concentrates (cents per pound)	34.8	45.4			39.8	26.0	27.6
By - product credits (cents per pound) *	(59.5)	(83.7)			(71.0)	(118.0)	(91.8)
Cash costs (cents per pound)	29.8	18.5			24.4	(48.1)	(17.1)

(*) Note: By-products credits do not include any costs attributable to the production of molybdenum concentrate. By-product calculations also do not take into account unrealised mark-to-market gains at the beginning or end of each period.

Quarterly Production Report Q2 2006



El Tesoro	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Daily average ore treated ('000 tonnes)	29.7	28.6			29.1	24.6	27.2
Average ore grade (%)	0.99	1.18			1.08	1.37	1.23
Average recovery (%)	77.9	73.9			75.7	82.1	80.2
Copper cathodes ('000 tonnes)	20.8	21.8			42.5	49.9	98.1
Cash costs (cents per pound)	79.6	79.8			79.7	58.9	66.1

Michilla	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Daily average ore treated ('000 tonnes)	14.6	15.4			15.0	14.9	14.9
Average ore grade (%)	1.13	1.07			1.10	1.04	1.10
Average recovery (%)	76.2	76.4			76.3	75.9	75.4
Copper cathodes ('000 tonnes)	12.1	11.6			23.8	22.6	46.4
Cash costs (cents per pound)	120.2	123.9			122.0	112.2	118.8

Transport	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Rail tonnage transported ('000 tons) **	1,122	1,011			2,133	2,216	4,336
Road tonnage transported ('000 tons)	383	367			750	728	1,522

(**) Note: A minor adjustment has been made to the comparative figure for Q1 from the previously reported amount of 1,141,000 tons.

Water	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Water volume sold – potable and untreated ('000 m^3) ***	9,304	9,231			18,536	16,557	33,074

(***) Note: Water volumes include water transportation of 270,000 m^3 in Q1 and 740,000 m^3 in Q2.


ANTOFAGASTA
PLC

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: **+ 44 20 7808 0988**
Fax **+ 44 20 7808 0986**
info@antofagasta.co.uk

Antofagasta to form new joint venture with AngloGold in Colombia

London, 14 July 2006

Antofagasta plc is pleased to announce that its subsidiary, Antofagasta Minerals S.A. ("Antofagasta"), has signed a Head of Terms agreement with AngloGold Ashanti Limited ("AngloGold"), one of the world's largest gold producers. This agreement sets out the terms of a proposed joint venture, the Southern Colombia Joint Venture ("the JV"), to explore, discover, and develop copper and gold mining projects in an area of interest in southern Colombia extending approximately 30,000 square kilometres.

Under the agreement, AngloGold will contribute its mineral interests in the area covered by the JV and Antofagasta will commit to funding US$1.3 million in exploration over a period of one year. Antofagasta may elect to fund an additional US$ 6.7 million in exploration within four years (representing a total contribution of US$ 8.0 million), in order to earn a 50% interest in the JV.

Marcelo Awad, CEO of Antofagasta, commented, "This agreement further strengthens Antofagasta's exploration activities in Latin America, its primary region of focus, and represents a further step forward in our strategy of expanding internationally."

Enquiries – London

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago

Antofagasta Minerals S.A.
Tel +562 377 5070

Ricardo Muhr
Email: rmuhr@aminerals.cl

Issued by
Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com



For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
info@antofagasta.co.uk

Luksic Family Interests

London, 20 June 2006

Antofagasta plc ("**Antofagasta**") has been informed of certain changes in the structure of the Luksic family interests in shares of Antofagasta and of increases to the number of shares held as a result of yesterday's 4-for-1 bonus issue (the "**Bonus Issue**"). These changes do not alter the combined overall percentage interest that the Luksic family controls in Antofagasta.

Previously, Sandypoint Establishment ("**Sandypoint**") held 27,975,408 ordinary shares in the capital of Antofagasta ("**ordinary shares**") and Metalinvest Establishment ("**Metalinvest**") held 100,000,000 ordinary shares and 1,882,396 5% cumulative preference shares in the capital of Antofagasta ("**preference shares**"). Each of Sandypoint and Metalinvest was controlled by the E. Abaroa Foundation ("**Abaroa**") and their combined interests represented 64.91% of the ordinary shares and 94.12% of the preference shares of Antofagasta. Aureberg Establishment ("**Aureberg**"), which is controlled by Antofagasta's chairman, Mr J-P Luksic, held a minority interest in Sandypoint.

On 24 April 2006, as part of a reorganisation, Kupferberg Establishment ("**Kupferberg**"), which is controlled by Abaroa, acquired Abaroa's interests in Sandypoint and thereby acquired control of Sandypoint and became interested in the 27,975,408 ordinary shares which continued to be held by Sandypoint. This reorganisation did not affect the interests of Abaroa or Sandypoint in Antofagasta.

Then, on 15 June 2006, Sandypoint distributed in kind 19,582,786 ordinary shares to Kupferberg and 8,392,622 ordinary shares to Aureberg, and therefore ceased to be interested in any shares of Antofagasta.

Subsequently, the Bonus Issue resulted in a further 400,000,000 ordinary shares being issued to Metalinvest, a further 78,331,144 ordinary shares being issued to Kupferberg and a further 33,570,488 ordinary shares being issued to Aureberg.

Accordingly, following this reorganisation and the Bonus Issue (and taking into account the new ordinary shares issued pursuant to the Bonus Issue):

(a) Abaroa has ceased to be interested in the ordinary shares now held by Aureberg and is now interested in 597,913,930 ordinary shares and 1,882,396 preference shares (approximately 60.65% of the ordinary shares and 94.12% of the preference shares). Abaroa's interest comprises:

  (i) the interest of Kupferberg in 97,913,930 ordinary shares (approximately 9.93% of the ordinary shares); and

  (ii) the interest of Metalinvest in 500,000,000 ordinary shares and 1,882,396 preference shares (approximately 50.72% of the ordinary shares and 94.12% of the preference shares); and

(b) Aureberg is interested in 41,963,110 ordinary shares (approximately 4.26% of the ordinary shares). Mr J-P Luksic is therefore also interested in these ordinary shares through his control of Aureberg.

Various members of the Luksic family including Mr J-P Luksic and Mr G A Luksic, both directors of Antofagasta, are interested in Abaroa; however, no individual Luksic family member holds a controlling interest.

On 19 June 2006, Antofagasta received all notifications resulting from this reorganisation and the Bonus Issue under:

(a) sections 198-202 of the Companies Act 1985 (the "**Act**") in relation to the change of notifiable interests;

(b) section 324 of the Act in relation to the interest of Mr J-P Luksic; and

(c) Disclosure Rule 3 in relation to the distribution of the Antofagasta shares from Sandypoint to Aureberg.

Enquiries

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Issued by

Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

Oliver Winters
Email: oliver.winters@bankside.com

ANTOFAGASTA PLC

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
info@antofagasta.co.uk

COMMENTS MADE BY MR. JEAN-PAUL LUKSIC, CHAIRMAN, AT THE 2006 ANNUAL GENERAL MEETING

London, 14 June 2006

I would like to give you a brief update on where we are as a Group today.

Copper and molybdenum prices were very strong in 2005 and this trend has continued into 2006 with a LME copper record cash price on 18th May of US$3.98 per lb. On the same date last year it was US$1.49 per lb. Copper prices have recently fallen back as the market responded to the fears of rising interest rates and the impact this might have on the world economy. In addition there has been some profit taking. We foresee a strong market based on the fundamentals of low and declining stocks in parallel with continuing demand in the main consuming countries, altogether in a limited supply growth environment. Molybdenum prices, which peaked in 2005 at nearly US$40 per lb., corrected downwards towards the end of 2005 but seem to have found good support at around US$25, still well above historical levels. The effect of all this has been that we have seen very strong cash generation and profitability and this has resulted in record results.

Accordingly, as announced in March 2006, the Board is pleased to recommend an ordinary final dividend for the year 2005 of US$0.24 per share making a total ordinary dividend for the year of US$0.40 (which level we regard as sustainable for the future) and up 2.56% from the US$0.39 of the previous year. We are also recommending a special dividend of US$0.70 cents reflecting the exceptional level of commodity prices, making a total for the year of US$1.10 compared with US$0.79 in the previous year. This final dividend will be formally proposed later in the meeting along with other recommendations of a good housekeeping nature including updating the Articles of Association and a reorganisation of the capital structure of the Company through a 4 for 1 bonus issue, the effect of which will be to bring our share price more into line with other companies trading on the London Stock Exchange.

It is very difficult to anticipate the direction of copper and molybdenum prices for the rest of the year and we are now facing extreme volatility as the market tries to find equilibrium. It does seem, however, that we must accept that commodity prices have moved to higher sustainable levels than in the past not least because the cost drivers in our business – sulphuric acid, energy, fuel oil, steel, etc., have increased enormously since last year together with a considerable strengthening of the Chilean peso.

As reflected in other mining companies' announcements, mine grades inevitably deteriorate over time. This has also, of course, been true for us and production has fallen slightly and cash costs have risen. In the four months to 30th April this year overall copper production was at 141,300 tonnes against 155,300 tonnes in the same period in 2005, a fall of 9.0% largely resulting from this grade decline. Cash costs before by-product credits in the same period rose from US 67.7 cents to US 92.0 cents per lb., very much in line with the first quarter numbers we reported in March and reflecting broad industry pressures including smelting and refining charges, adverse exchange rate movements and higher input costs such as fuel. After adjusting for by-product credits, cash costs have increased from a negative US 7.9 cents to US 47.9 cents per lb., reflecting the same cost pressures and lower molybdenum prices.

We continue to work hard on improving the Environmental and Corporate Social Responsibility, Corporate Governance and Safety fronts which now make up a large part of the Annual Report. The

Board of Antofagasta recognise that these aspects are of great importance to the Company and we take all these areas very seriously indeed.

Topical matters which I will now comment on are varied.

Before the end of June we will be completing the take-over at a final acquisition cost of approximately US$220 million of the Tethyan Copper Company Limited, the Australian company which owns the Reko Dik ore-body exploration licences in the Baluchistan region of Pakistan. Reko-Diq has a reported and inferred mineral resource of 2.4 billion tonnes with a copper grade of 0.51 per cent and a gold grade of 0.27 g/t. As part of the transaction we will be terminating the clawback rights over these licences which are currently held by BHP Billiton. We are pleased here, as reported in the Annual Report, that Barrick Gold Corporation of Canada will join us as equal partners in this venture and has agreed to bear 50% of the associated acquisition costs. We feel that this investment represents a great opportunity for us in a country with tremendous mining potential and a climate encouraging foreign investment.

We continue to study other possible new acquisitions around the world – although there is, logically, an emphasis on Latin America. The Tethyan acquisition has shown that we do not rule out looking further a field but we especially look for projects that allow us to utilise our best skills and in-built knowledge and thereby add real value. We decided last month that the particular project we were working on with CVRD in Peru at Cordillera de las Minas was interesting but not of a sufficient size to justify further investment. At the risk of repeating myself, we are actively looking for opportunities to expand and grow the business and I do not expect this attitude to change.

Within Chile we continue to study the options for the further expansion of the Los Pelambres mine beyond the 3.1 billion tonne resource. We are, as already announced, expanding production from 125,000 tonnes to 140,000 tonnes per day ore throughput and this project is well under way and, if all goes smoothly, should be finished two months early in mid 2007 at a cost of US$180 million. The Mauro tailings dam construction also continues apace and we are now well advanced on this project expecting work to be completed on this project in early 2008. As indicated in March, however, costs for this project are expected to be approximately 15% higher than the original estimate of US$457 million and are now expected to be around US$534 million reflecting higher steel prices, engineering and energy costs etc., and accounting for the appreciation of the Chilean peso.

At Tesoro we are concentrating on increasing the throughput capacity of the plant to 10.5 million tonnes of ore per year from 9.0 million. We are also exploring the immediate area around Tesoro which belongs to Antofagasta in order to increase the mine resource. In passing I might also mention the very real efforts being made by El Tesoro to optimise water consumption so as to address the new restrictions now being imposed on water usage in the Atacama desert.

As mentioned in the Annual Report, production levels at Michilla, which is a high cost mine with limited reserves, may be reduced from the current 42,000 tonnes per year level. The Board expects to take a decision on this by the third quarter of this year. We are also looking at the possibility of combining the ore bodies at Buey Muerto and Antucoya, the latter recently acquired from Soquimich for US$8 million which might provide additional ore for processing at the Michilla mine plant.

The Esperanza new mine project is now progressing through its feasibility stage and we hope this work will result in our being able to take a decision on this by early 2007. The exploration decline will be completed by the end of this month and the first conformation results are encouraging. The total drill inferred resources increased to 786 million tonnes with a 0.53% copper grade, 0.20 grams/tonne gold grade and 0.012% molybdenum grade.

Finally I would like to mention the rail and roadtransport and water distribution businesses of the railway company, FCAB, and the water distribution business of Aguas de Antofagasta. You will be aware that new mining activity in the region served by the FCAB has been on the rise, particularly with the developments at Spence, Escondida and the San Cristobal Mine in Bolivia. These are all destined to become new mines or expansions of existing mines and the result of all this should mean a steady growth in business for our distribution companies in the next few years.

To conclude, therefore, I believe you will agree that 2005 was an excellent year for Antofagasta and if copper and molybdenum prices continue at more or less the average level of the first half, 2006 should also be a good year. We continue with a very positive view of the industry and of ourselves, be it further development of existing assets, exploration or, more widely, the potential for new investments and acquisitions that we feel are sensibly priced. For this we have a strong cash flow and a solid cash position. coupled with a very experienced and capable team.

Enquiries

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Issued by

Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

ANTOFAGASTA PLC

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
Email: info@antofagasta.co.uk

Unaudited Results for the First Quarter ended 31 March 2006

London, 25 May 2006

Introduction

Antofagasta plc announces Group turnover and EBITDA for the three-month period ended 31 March 2006. The Group released its production report for this period on 3 May 2006.

The Group turnover and EBITDA figures included in this release are presented on a basis consistent with the accounting policies used in the Group's 2005 Annual Report and Financial Statements under International Financial Reporting Standards and Interpretations ("IFRS").

The Group's three mining companies, Los Pelambres, El Tesoro and Michilla, will today also file quarterly financial statements under Chilean GAAP for the three-month period ended 31 March 2006 with the Chilean securities regulator, the Superintendencia de Valores y Seguros de Chile ("SVS"). These filings are in accordance with mining tax legislation introduced in Chile last year which requires companies that have elected to enter a new tax stability regime to publish quarterly financial information from the 2006 financial year. This release includes a summary of the Chilean GAAP income statement, balance sheet and cash flow statement for each of the three mining companies to be filed with the SVS.

Highlights

	Q1 2006 US$'m	Q1 2005 US$'m	Change %	Full year 2005 US$'m
Group turnover	**748.6**	534.9	40.0%	2,445.3
Group EBITDA	**522.7**	386.4	35.3%	1,674.1

Turnover

Group turnover in Q1 2006 increased by 40.0% to US$748.6 million, compared with US$534.9 million in Q1 2005. Group turnover also exceeded the quarterly average for 2005 by 22.5%.

The significant increase was mainly due to higher LME copper prices, which averaged 224.3 cents per pound compared with 148.3 cents per pound in Q1 2005. The Group also benefited from pricing adjustments on the mark-to-market and close out of provisional sales due to the increase in the copper price during the quarter, resulting in an average realised copper price of 276.3 cents per pound (Q1 2005 – 159.5 cents per pound). Market molybdenum prices, which did not differ significantly from prices realised by Los Pelambres, averaged US$23.0 per pound in Q1 2006 (Q1 2005 – US$31.5 per pound).

Higher metal prices offset lower mine production and sales volumes in the quarter. Copper sales in Q1 2006 were 108,100 tonnes (Q1 2005 – 111,600 tonnes), reflecting the decrease in production in the period as announced in the Group's Q1 production report of 3 May 2006. This decrease was mainly due to lower ore throughput at Los Pelambres and lower ore grades and recoveries at El Tesoro. Molybdenum sales were 2,000 tonnes compared with 2,100 tonnes in Q1 2005. In the case of both copper and molybdenum, sales volumes may vary from the production volumes reported on 3 May 2006 as a result of timing differences in shipping and loading schedules.

The transport and water divisions continued to perform strongly with turnover above the quarterly average for 2005 in line with increased volumes as reported on 3 May 2006.

Further details of production and sales volumes and realised prices by mining operation are given in Note 2, and an analysis of turnover by business segment is given in Note 3.

EBITDA

Group EBITDA in Q1 2006 increased by 35.3% to US$522.7 million (Q1 2005 – US$386.4 million). Group EBITDA also exceeded the quarterly average for 2005 by 24.9%. The improved EBITDA resulted from the higher realised copper prices as explained in connection with turnover above. The benefit of higher copper prices was partly offset by lower sales volume and molybdenum prices as set out above, as well as higher operating and hedging costs.

As reported on 3 May 2006, weighted average cash costs for the Group's mining operations, which are stated net of by-product credits, were 49.7 cents per pound in Q1 2006. This compared with negative 7.9 cents per pound in Q1 2005 when Los Pelambres benefited from exceptionally strong molybdenum prices.

Weighted average cash costs excluding by-product credits were 90.9 cents per pound (Q1 2005 – 66.5 cents per pound and Full Year 2005 – 77.3 cents per pound). These costs include tolling charges and production costs for both copper and molybdenum. Reasons for the increases in costs were given in the Group's Q1 2006 production report, and include industry pressures, principally higher treatment and refining charges at Los Pelambres (mainly due to price participation by smelters as the LME copper price was higher), the stronger Chilean peso and other input costs such as fuel prices. Cash costs per pound also increased due to the lower production level at Los Pelambres and El Tesoro reflecting lower processing levels and ore grades respectively.

Total charges for the Group's commodity hedging programme amounted to US$37.8 million in Q1 2006. This relates to commodity instruments in place at the end of 2005 and which mature during 2006. No new hedges were entered during Q1 2006.

Further details of cash costs by mining operation are given in Note 2, and an analysis of EBITDA by business segment is given in Note 3. Details of commodity instruments are given in Note 5.

Enquiries – London

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago

Antofagasta Minerals S.A.
Tel +562 377 5145

Alejandro Rivera
Email: arivera@aminerals.cl

Issued by
Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

Notes

1. General information and accounting policies

These unaudited first quarter results are for the three-month period ending 31 March 2006. The Group turnover and EBITDA information, including all comparatives, have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2005 and in accordance with applicable International Financial Reporting Standards and Interpretations (IFRS) which have been endorsed by the European Union.

While the turnover and EBITDA information contained in this first quarter results announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The information included in this announcement for the three month periods ending 31 March 2005 and 31 March 2006 is unaudited.

The information contained in this announcement for the year ended 31 December 2005 does not constitute statutory accounts. The statutory accounts for that year have been approved by the Board and reported on by the auditors, and will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 14 June 2006. The auditors' report on those accounts was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The comparative information contained in Note 2 of this announcement is not derived from the statutory accounts for the year ended 31 December 2005 and is accordingly not covered by the auditors' report.

2. Production and Sales Statistics

(See notes following Note 2(b).)

(a) Production and sales volumes for copper and molybdenum

	Production			Sales		
	Q1 2006	Q1 2005	Full year 2005	**Q1 2006**	Q1 2005	Full year 2005
	000 tonnes	000 tonnes	000 tonnes	**000 tonnes**	000 tonnes	000 tonnes
Copper						
Los Pelambres	**74.1**	80.6	322.8	**75.0**	74.9	319.1
El Tesoro	**20.8**	26.3	98.1	**21.9**	25.7	96.1
Michilla	**12.1**	12.0	46.4	**11.2**	11.0	45.3
Group total	**107.0**	118.9	467.3	**108.1**	111.6	460.5
Molybdenum						
Los Pelambres	**2.0**	2.2	8.7	**2.0**	2.1	8.5

(b) Cash costs per pound of copper produced and realised prices per pound of copper and molybdenum sold

	Cash cost			Realised prices		
	Q1 2006	Q1 2005	Full year 2005	**Q1 2006**	Q1 2005	Full year 2005
	US cents	US cents	US cents	**US cents**	US cents	US cents
Copper						
Los Pelambres	**29.8**	(45.9)	(17.1)	**291.1**	162.8	189.2
El Tesoro	**79.6**	57.8	66.1	**242.1**	152.1	175.7
Michilla	**120.2**	102.4	118.8	**244.6**	154.6	177.1
Group weighted average (net of by-products)	**49.7**	(7.9)	13.9	**276.3**	159.5	185.2
Group weighted average (before deducting by-products)	**90.9**	66.5	77.3			
Cash costs at Los Pelambres comprise:						
On-site and shipping cost	**54.5**	41.8	47.1			
Tolling charges for concentrates	**34.8**	22.2	27.6			
Cash costs before deducting by-product credits	**89.3**	64.0	74.7			
By-product credits (principally molybdenum)	**(59.5)**	(109.9)	(91.8)			
Cash costs (net of by-product credits)	**29.8**	(45.9)	(17.1)			
LME average				**224.3**	148.3	167.1
				US$	US$	US$
Molybdenum						
Los Pelambres				**22.5**	30.2	31.4
Market average price				**23.0**	31.5	32.0

Notes to the production and sales statistics

(i) The production and sales figures represent the actual amounts produced and sold, not the Group's share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper and molybdenum concentrates, and the figures for Los Pelambres are expressed in terms of payable metal contained in concentrate. Los Pelambres is also credited for the gold and silver contained in the copper concentrate sold. El Tesoro and Michilla produce cathodes with no by-products.

(iii) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates at Los Pelambres. Cash costs exclude depreciation, financial income and expenses, hedging gains and losses, exchange gains and losses and corporation tax for all three operations. By-product calculations do not take into account mark-to-market gains for molybdenum at the beginning or end of each period.

(iv) Realised copper prices are determined by comparing turnover from copper sales (grossing up for tolling charges for concentrates) with sales volumes for each mine in the period. Realised molybdenum prices at Los Pelambres are calculated on a similar basis. Realised prices do not take into account gains and losses (including those arising from fair value adjustments) on commodity derivatives which are included in other operating income or expense as the Group has not yet adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement".

(v) The totals in the tables above may include some small apparent differences as the specific individual figures have not been rounded.

(vi) The production information in Note 2(a) and the cash cost information in Note 2(b) is derived from the Group's production report for the first quarter of 2006 published on 3 May 2006.

3. Turnover and EBITDA analysed by business segment

	Turnover			EBITDA		
	Q1 2006 US$'m	Q1 2005 US$'m	Full year 2005 US$'m	**Q1 2006 US$'m**	Q1 2005 US$'m	Full year 2005 US$'m
Los Pelambres	**531.1**	375.6	1,749.8	**439.0**	306.4	1,420.5
El Tesoro	**116.9**	86.2	372.2	**61.6**	53.0	203.2
Michilla	**60.4**	37.5	177.1	**8.6**	10.5	16.3
Exploration	**-**	-	-	**(2.4)**	(1.1)	(22.4)
Corporate and other items	**-**	-	-	**(3.9)**	(3.1)	(15.6)
Mining	**708.4**	499.3	2,299.1	**502.9**	365.7	1,602.0
Railway and other transport services	**23.5**	22.3	92.5	**8.5**	11.2	38.2
Water concession	**16.7**	13.3	53.7	**11.3**	9.5	33.9
Group turnover and EBITDA	**748.6**	534.9	2,445.3	**522.7**	386.4	1,674.1

Turnover at Los Pelambres by mineral:

	Before deducting tolling charges			Tolling charges			Net of tolling charges		
	Q1 2006 US$'m	Q1 2005 US$'m	Full year 2005 US$'m	**Q1 2006 US$'m**	Q1 2005 US$'m	Full year 2005 US$'m	**Q1 2006 US$'m**	Q1 2005 US$'m	Full year 2005 US$'m
Copper	**481.3**	268.8	1,331.0	**(51.8)**	(33.6)	(166.9)	**429.5**	235.2	1,164.1
Molybdenum	**99.3**	139.6	588.4	**(6.1)**	(2.7)	(25.6)	**93.2**	136.9	562.8
Gold and silver	**8.5**	3.6	23.4	**(0.1)**	(0.1)	(0.5)	**8.4**	3.5	22.9
Los Pelambres	**589.1**	412.0	1,942.8	**(58.0)**	(36.4)	(193.0)	**531.1**	375.6	1,749.8

Notes to turnover and EBITDA by business segment

(i) Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$2.1 million (Q1 2005 – US$2.0 million; full year 2005 – US$8.8 million).

(ii) Turnover includes the effect of both final pricing and mark-to-market adjustments to provisionally priced sales of copper and molybdenum concentrates and copper cathodes. Further details of such adjustments are given in Note 4.

(iii) Turnover does not include the effect of gains and losses on commodity derivatives, which are included as part of operating profit in other operating income or expense. Further details of such gains or losses are given in Note 5.

(iv) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed below to show separately the amounts prior to deduction of tolling charges, the tolling charges involved and the net amounts included in turnover. El Tesoro and Michilla do not generate by-products from their copper cathode operations.

(v) EBITDA is calculated by adding back depreciation, amortisation and disposals of plant, property and equipment and any impairment charges to operating profit from subsidiaries.

(vi) EBITDA is stated after deducting losses on commodity derivatives (including both losses realised in each period and period-end mark-to-market adjustments) at El Tesoro of US$17.3 million (Q1 2005 – US$0.6 million; full year 2005 – US$24.8 million); and Michilla of US$20.5 million (Q1 2005 – US$2.4 million; full year 2005 – US$43.8 million). Further details are given in Note 5.

4. Embedded derivatives – provisionally priced sales

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

The mark-to-market adjustments at the end of each period and the effect on turnover in the income statement for each period are as follows:

	Balance sheet - net mark to market effect on debtors			Income statement - net mark to market effect on turnover		
	At 31.03.06	At 31.03.05	At 31.12.05	**Q1 2006**	Q1 2005	Full year 2005
	US$'m	US$'m	US$'m	**US$'m**	US$'m	US$'m
Los Pelambres - copper concentrate	**74.3**	22.0	33.2	**41.1**	4.4	15.6
Los Pelambres - molybdenum concentrate	**(5.8)**	13.8	(12.6)	**6.8**	(19.1)	(45.5)
El Tesoro - copper cathodes	**3.1**	(1.8)	0.2	**2.9**	(2.6)	(0.6)
Michilla - copper cathodes	**1.0**	-	(0.1)	**1.1**	(0.4)	(0.5)
	72.6	34.0	20.7	**51.9**	(17.7)	(31.0)

(a) Copper concentrate sales at Los Pelambres

Revenues in the three months to 31 March 2006 included total positive pricing adjustments of US$114.7 million, representing the difference between reported revenues and initially invoiced amounts. This comprised actual pricing adjustments compared with initial provisionally invoiced prices of US$73.6 million (relating wholly to sales of concentrate open at 31 December 2005) together with net mark-to-market adjustments of US$41.1 million as disclosed above. At 31 March 2006, copper concentrate sales at Los Pelambres totalling 113,500 tonnes remained open as to price, with an average mark-to-market price of 245.3 cents per pound.

(b) Molybdenum concentrate sales at Los Pelambres

Revenues in the three months to 31 March 2006 included total negative pricing adjustments of US$18.5 million, representing the difference between reported revenues and initially invoiced amounts. This comprised negative actual pricing adjustments compared with initial provisionally invoiced prices of US$25.3 million (of which US$22.8 million related to sales of concentrate open at 31 December 2005 and US$2.5 million related to sales of concentrate during 2006) together with net positive mark-to-market adjustments of US$6.8 million as disclosed above. At 31 March 2006, molybdenum concentrate sales at Los Pelambres totalling 1,500 tonnes remained open as to price, with an average mark-to-market price of US$22.9 per pound.

5. Commodity derivatives

The Group periodically uses derivative financial instruments to reduce exposure to commodity price movements. The Group does not use such derivative instruments for speculative trading purposes. The Group has not yet adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, under IFRS, derivatives are measured at each balance sheet date at fair value. Gains and losses arising from changes in fair value are included in the income statement for the year, within operating profit and EBITDA.

The mark-to-market adjustments at the end of each period and the effect on operating profit and net finance costs in the income statement for each period are as follows:

	Balance sheet - net mark to market effect on creditors			Income statement net mark to market effect on EBITDA		
	At 31.03.06	At 31.03.05	At 31.12.05	**Q1 2006**	Q1 2005	Full year 2005
	US$'m	US$'m	US$'m	**US$'m**	US$'m	US$'m
El Tesoro	**(27.5)**	(0.6)	(17.0)	**(10.5)**	(0.6)	(17.0)
Michilla	**(30.8)**	(2.6)	(27.5)	**(3.3)**	(2.4)	(27.7)
	(58.3)	(3.2)	(44.5)	**(13.8)**	(3.0)	(44.7)

The balance sheet mark-to-market effect is stated before taking into account any payments on account of margin calls.

During Q1 2006, the amount charged to operating profit on commodity derivatives was US$37.8 million, comprising US$17.3 million at El Tesoro and US$20.5 million at Michilla. This comprised losses on derivatives which matured in Q1 2006 of US$24.0 million and net mark-to-market losses in Q1 2006 of US$13.8 million.

The Group had min/max instruments at 31 March 2006 for 27,450 tonnes of copper production, with a weighted average floor of 115.1 cents per pound and a weighted average cap of 145.4 cents per pound. These instruments had a weighted average duration of 4.1 months and covered a period of nine months.

6. Summary of mining companies' Chilean GAAP financial statements

(See notes following Note 6(c)).

The balance sheets, income statements and cash flow statements prepared under Chilean GAAP and to be filed with the SVS are summarised below.

(a) Balance sheets

	Los Pelambres At 31.03.2006 US$'m	El Tesoro At 31.03.2006 US$'m	Michilla At 31.03.2006 US$'m
Cash and cash equivalents	780.7	40.9	7.8
Trade and other receivables	248.1	47.1	16.4
Inventories	46.2	35.6	20.9
Current and deferred tax assets	14.8	22.7	5.2
Current assets	**1,089.8**	**146.3**	**50.3**
Fixed assets	**1,242.2**	**264.9**	**64.4**
Other non-current assets	**149.4**	**61.4**	**1.1**
TOTAL ASSETS	**2,481.4**	**472.6**	**115.8**
Short term borrowings	(87.2)	(14.9)	-
Trade and other payables	(65.9)	(34.3)	(18.3)
Current and deferred tax liabilities	(97.8)	(35.2)	(0.6)
Current liabilities	**(250.9)**	**(84.4)**	**(18.9)**
Medium and long term borrowings	(313.8)	(42.0)	-
Trade and other payables	(11.7)	(5.9)	(7.6)
Deferred tax liabilities	(132.4)	(27.8)	-
Non-current liabilities	**(457.9)**	**(75.7)**	**(7.6)**
Total liabilities	**(708.8)**	**(160.1)**	**(26.5)**
Share capital	(373.8)	(91.0)	(78.4)
Reserves	(1,398.8)	(221.5)	(10.9)
Total shareholders' equity	**(1,772.6)**	**(312.5)**	**(89.3)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**(2,481.4)**	**(472.6)**	**(115.8)**

(b) Income statements

	Los Pelambres Q1 2006 US$'m	El Tesoro Q1 2006 US$'m	Michilla Q1 2006 US$'m
Turnover	**490.0**	**107.2**	**42.1**
Operating costs	(90.4)	(40.5)	(31.2)
Operating margin	399.6	66.7	10.9
Administrative and distribution expenses	(17.8)	(6.0)	(3.5)
Operating profit	**381.8**	**60.7**	**7.4**
Other income	0.1	0.3	0.2
Financial income	7.1	-	0.1
Financial expenses	(5.4)	(0.9)	(0.1)
Other expenses	(0.2)	(0.3)	(0.3)
Exchange difference	2.6	0.6	0.5
Net non-operating income/(expenses)	**4.2**	**(0.3)**	**0.4**
Profit before tax	**386.0**	**60.4**	**7.8**
Income tax expense	(68.9)	(11.3)	(1.5)
Profit for the financial period	**317.1**	**49.1**	**6.3**

(c) Cash flow statements

	Los Pelambres Q1 2006 US$'m	El Tesoro Q1 2006 US$'m	Michilla Q1 2006 US$'m
Net cash flow from operating activities	**367.9**	**40.2**	**(3.3)**
Investing activities			
Additions to fixed assets	(146.1)	(2.8)	(3.7)
Disposals of fixed assets	0.6	-	-
Other items	-	-	(0.4)
Net cash used in investing activities	**(145.5)**	**(2.8)**	**(4.1)**
Financing activities			
Loans repaid	(2.4)	-	-
Net cash used in financing activities	**(2.4)**	**-**	**-**
Net increase in cash and cash equivalents	**220.0**	**37.4**	**(7.4)**
Cash and cash equivalents at the beginning of the period	560.7	3.5	15.2
Cash and cash equivalents at the end of the period	**780.7**	**40.9**	**7.8**

Notes to Chilean GAAP financial statements

(i) The above balance sheets, income statements and cash flow statements have been derived from the quarterly financial statements of Los Pelambres, El Tesoro and Michilla to be filed with the SVS in Chile. Certain detailed lines in the individual statements have been combined for convenience.

(ii) The balance sheets, income statements and cash flow statements above have been prepared under Chilean GAAP and therefore do not necessarily equate to the amounts that would be included in the Group's consolidated financial statements for a corresponding period either as to measurement or classification.

(iii) The amounts disclosed above represent the full amount for each company and not the Group's attributable share. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(iv) Los Pelambres and El Tesoro repay their corporate facilities in June and December each year and therefore debt balances have not changed significantly at either operation between 1 January 2006 and 31 March 2006.

(v) A translation into English of the full quarterly financial statements for each company shown in summary form above will be available on the Group's website www.antofagasta.co.uk.

7. Reconciliation of Chilean GAAP results to Turnover and EBITDA under IFRS for individual business segments

(a) Turnover

	Notes	Los Pelambres Q1 2006 US$'m	El Tesoro Q1 2006 US$'m	Michilla Q1 2006 US$'m
Chilean GAAP - Turnover		**490.0**	**107.2**	**42.1**
Mark-to-market of provisionally priced sales	7(i)	41.1	2.9	1.1
Reclassification of realised losses on commodity derivatives to other operating expense	7(ii)	-	6.8	17.2
IFRS - Turnover		**531.1**	**116.9**	**60.4**

(b) EBITDA

	Notes	Los Pelambres Q1 2006 US$'m	El Tesoro Q1 2006 US$'m	Michilla Q1 2006 US$'m
Chilean GAAP - Operating profit		381.8	60.7	7.4
Depreciation & amortisation		16.5	8.8	3.5
Chilean GAAP - EBITDA		398.3	69.5	10.9
Mark-to-market of provisionally priced sales	7(i)	41.1	2.9	1.1
Mark-to-market of financial derivatives	7(ii)	-	(10.5)	(3.3)
Other IFRS and consolidation adjustments	7(iii)	(0.4)	(0.3)	(0.1)
IFRS - EBITDA		**439.0**	**61.6**	**8.6**

Notes to reconciliation of turnover and EBITDA

(i) Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

Under Chilean GAAP, the Group's accounting treatment is to value sales, which remain open as to final pricing at the period end, in aggregate at the lower of provisional invoice prices and mark-to-market prices at the balance sheet date. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. Under IFRS, the Group determines mark-to-market prices in the same way as under Chilean GAAP.

(ii) The Group uses derivative financial instruments to reduce exposure to commodity price movements. The Group does not use such derivative instruments for trading purposes.

Under Chilean GAAP, such derivatives are held off the balance sheet. Gains or losses on derivative instruments are matched in the income statement against the item intended to be hedged. Such gains or losses are reflected by way of adjustment to turnover.

To date, the Group has not yet adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement", although this decision will be kept under review. Accordingly, under IFRS, derivatives are initially measured at cost including transaction costs (which may be nil), and measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value, or from derivatives which mature or are liquidated in the period, are included in the income statement for the period as part of other operating income or expense. Any amounts included in turnover under Chilean GAAP are reclassified accordingly.

(iii) Other IFRS and consolidation adjustments are not material either individually or in aggregate.


ANTOFAGASTA PLC


RECEIVED
2006 AUG -8 P 2:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
info@antofagasta.co.uk

Recommended Final (including Special) Dividend of 94 cents per ordinary share- Dividend no 22 – amount payable in sterling

London, 16 May 2006

Further to the preliminary results announcement of 14 March 2006, the sterling equivalent of the recommended final dividend of 94 cents will be 49.9442 pence per ordinary share. This is based on an exchange rate of £1 = US$ 1.8821.

Payment of the dividend is scheduled for Thursday 15 June 2006 subject to shareholders' approval at the Annual General Meeting of Antofagasta plc on 14 June 2006.

Further details relating to the dividend are given in the preliminary results announcement of 14 March 2006.

Enquiries

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Issued by

Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com



For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
info@antofagasta.co.uk

Annual Report and Financial Statements and Notices of Meetings

London, 9 May 2006

Antofagasta plc (the "**Company**") will post today its 2005 annual report and financial statements ("**Annual Report and Financial Statements**") to shareholders.

The Annual Report and Financial Statements contain the notice of the Annual General Meeting and notices of separate class meetings of the ordinary and preference shareholders of the Company. The meetings to which these notices relate are to be held at Canning House, 2 Belgrave Square, London SW1 on 14 June 2006 from 10.30 a.m. The Annual Report and Financial Statements contain a section which sets out details of the following special business to be proposed at these meetings:

- to increase the number of ordinary shares in issue through the bonus issue of four new ordinary shares (credited as fully paid) for each ordinary share held by shareholders of the Company at the close of business on 16 June 2006 and, consequently, in order to maintain the voting rights of each preference share as a proportion of total votes entitled to be exercised at a general meeting, an increase in the voting rights carried by each preference share to 100 votes;
- the adoption of revised articles of association of the Company; and
- the grant of a general authority to the Company to make market purchases of ordinary shares representing up to 10 per cent. of the issued ordinary share capital of the Company (as enlarged following the bonus issue).

Two copies of the Annual Report and Financial Statements (containing the circular) and the proposed revised articles of association have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, London E14 5HS. Each of these documents will also be available on the Company's website at www.antofagasta.co.uk.

Enquiries

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Issued by

Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

Quarterly Production Report Q1 2006


ANTOFAGASTA
PLC

3 May 2006

Highlights

- Group copper production in Q1 of 107,000 tonnes is in line with forecast but 8.4% below the quarterly average for 2005.
- Molybdenum production at Los Pelambres in Q1 was 2,000 tonnes, compared with 8,700 tonnes for the 2005 full year.
- Group cash costs for Q1 were 49.7 c/lb compared with 13.9 c/lb in 2005, mainly due to lower molybdenum prices in Q1 compared with 2005.

Group Total	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Total production of payable copper ('000 tonnes)	**107.0**				**107.0**	**118.9**	**467.3**
Total production of payable moly ('000 tonnes)	**2.0**				**2.0**	**2.2**	**8.7**
Weighted average cash costs (cents per pound)	**49.7**				**49.7**	**(7.9)**	**13.9**

Los Pelambres

Los Pelambres produced 74,100 tonnes of payable copper in the first quarter, in line with forecast but 8.1% below the quarterly average for 2005. The decrease was mainly due to lower throughput which resulted from a higher proportion of harder primary ore under the current phase of the mine plan. The decrease in production was also due to lower recoveries, partly compensated by the higher ore grade.

Molybdenum production in the first quarter was 2,000 tonnes, 7.7% below the quarterly average for 2005. The decrease was mainly due to the lower throughput of ore and lower recoveries, offset by the higher molybdenum grade.

Cash costs in the quarter increased to 29.8 c/lb, compared with negative 17.1 c/lb for 2005. The increase was mainly due to the lower by-product credit which decreased by 32.3 c/lb, resulting from lower market molybdenum prices (which averaged US$23.0/lb in the first quarter against US$32.0/lb in 2005). Molybdenum production was also lower this quarter. Treatment and refining charges increased by 7.2 c/lb, mainly due to price participation by smelters as the LME copper price increased in the first quarter of 2006. On site and shipping costs rose by 7.4 c/lb compared with 2005 but remained in line with the fourth quarter of last year. The increase was due mainly to the lower production level, together with higher shipping costs, fuel prices and a stronger Chilean peso.

El Tesoro

Cathode production at El Tesoro was 20,800 tonnes in the first quarter, 3,800 tonnes below the quarterly average for 2005. This was mainly due to the expected lower ore grade combined with lower recoveries, compensated in part by the higher processing level following the completion of the 10.5 million tonnes per year throughput expansion at the beginning of this year.

Cash costs at El Tesoro were 79.6 c/lb this quarter, 13.5 cents higher than the average for 2005, due to the lower production level and higher movement of material at the mine (which increased 19.3% compared with 2005). Higher input costs included fuel and explosives prices and copper price-linked payments.

Enquiries:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Desmond O'Conor
doconor@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7367 8873

Quarterly Production Report Q1 2006



Michilla

Michilla produced 12,100 tonnes of copper cathodes in the first quarter, an increase of 4.5% over the quarterly average for 2005. This was due to higher ore grades and improved recoveries, partly offset by the lower expected treatment level.

Cash costs were 120.2 c/lb, marginally above the average for 2005 but lower than the current forecast for the year. The cash costs at Michilla mainly reflect transport and loading costs, as well as higher input costs and the stronger Chilean peso. These factors were mostly offset by the higher production level.

Transport

The transport division continued to perform strongly, with total rail tonnages up 5.3% and road tonnages up 0.6% over the quarterly average for 2005.

Water

The water division had a strong first quarter, with volumes rising to 9.3 million cubic metres. This represented an increase of 12.5% compared with the quarterly average of 2005 and 11.9% with the first quarter of 2005. This reflected both higher domestic consumption and increased sales to mining customers.

Quarterly Production Report Q1 2006


ANTOFAGASTA PLC

Los Pelambres	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Production statistics							
Daily average ore treated ('000 tonnes)	120.9				120.9	129.0	128.1
Average ore grade (%)	0.81				0.81	0.79	0.80
Average recovery (%)	88.1				88.1	91.0	89.2
Concentrate produced ('000 tonnes)	194.8				194.8	222.0	865.1
Average concentrate grade (%)	39.6				39.6	37.5	38.5
Fine copper in concentrate ('000 tonnes)	76.6				76.6	83.3	333.8
Payable copper in concentrate ('000 tonnes)	74.1				74.1	80.6	322.8
Average moly ore grade (%)	0.026				0.026	0.024	0.022
Average moly recovery (%)	74.4				74.4	78.1	79.9
Payable moly ('000 tonnes)	2.0				2.0	2.2	8.7
Cash costs statistics							
On-site and shipment costs (cents per pound)	54.5				54.5	41.8	47.1
Tolling charges for concentrates (cents per pound)	34.8				34.8	22.2	27.6
By - product credits (cents per pound) *	(59.5)				(59.5)	(109.9)	(91.8)
Cash costs (cents per pound)	29.8				29.8	(45.9)	(17.1)

(*) Note: By-products credits do not include any costs attributable to the production of molybdenum concentrate. By-product calculations also do not take into account unrealised mark-to-market gains at the beginning or end of each period.

Quarterly Production Report Q1 2006


ANTOFAGASTA PLC

El Tesoro	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Daily average ore treated ('000 tonnes)	29.7				29.7	26.3	27.2
Average ore grade (%)	0.99				0.99	1.34	1.23
Average recovery (%)	77.9				77.9	82.4	80.2
Copper cathodes ('000 tonnes)	20.8				20.8	26.3	98.1
Cash costs (cents per pound)	79.6				79.6	57.8	66.1

Michilla	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Daily average ore treated ('000 tonnes)	14.6				14.6	15.3	14.9
Average ore grade (%)	1.13				1.13	1.09	1.10
Average recovery (%)	76.2				76.2	76.1	75.4
Copper cathodes ('000 tonnes)	12.1				12.1	12.0	46.4
Cash costs (cents per pound)	120.2				120.2	102.4	118.8

Transport	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Rail tonnage transported ('000 tons)	1,141				1,141	1,126	4,336
Road tonnage transported ('000 tons)	383				383	348	1,522

Water	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Acc 2006	Acc 2005	Full Year 2005
Water volume sold – potable and untreated ('000 m^3) **	9,304				9,304	8,315	33,074

(**) Note: Water volumes include water transportation of 270,000 m^3 in Q1.



For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax + 44 20 7808 0986
info@antofagasta.co.uk

Tethyan takeover offer reaches compulsory acquisition threshold

28 April 2006

As of 9am, Sydney, Australia time today, Antofagasta PLC ("Antofagasta") had secured a relevant interest in 91% of shares in Tethyan Copper Company Limited ("Tethyan").

Antofagasta's unconditional takeover offer will close at 7pm today, Sydney, Australia time. After the close of the takeover offer, Antofagasta will compulsorily acquire any remaining Tethyan shares in which it does not have a relevant interest.

It should be noted that for Tethyan shareholders who accept the offer by the closing date, payment will be despatched to them no later than 19 May 2006. However, payment for Tethyan shares acquired under the compulsory acquisition process will not be made before 1 June 2006. Accordingly, Antofagasta encourages all remaining Tethyan shareholders to accept the offer by 7pm today, Sydney, Australia time.

Enquiries – London

Antofagasta PLC
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Bankside Consultants
Tel: +44 20 7367 8873
Mob: +44 7885 356 639

Keith Irons
Email: keith@bankside.com

Enquiries – Santiago

Antofagasta Minerals S.A.
Alejandro Rivera
Tel: +56 2 377 5145
Email: arivera@aminerals.cl

Enquiries – Australia

N M Rothschild & Sons (Australia) Ltd (financial advisers)
Tel: +61 2 9323 2000
Marshall Baillieu
Chris Forman

Jackson Wells Morris (public relations advisers)
Tel: +61 2 9904 4333
Benjamin Haslem
Jakob Webster



For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax + 44 20 7808 0986
info@antofagasta.co.uk

Antofagasta to declare its takeover offer for Tethyan unconditional when its interest exceeds 50%

18 April 2006

Antofagasta PLC ("Antofagasta") announces today that its recommended takeover offer for Tethyan Copper Company Limited ("Tethyan") will be declared unconditional when its relevant interest in Tethyan shares exceeds 50%.

As of today, Antofagasta has a relevant interest in Tethyan of 45%.

The Board of Tethyan continues to unanimously recommend that all shareholders accept the Antofagasta offer (in the absence of superior offer).

Enquiries – London

Antofagasta PLC
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Bankside Consultants
Tel: +44 20 7367 8873
Mob: +44 7885 356 639

Keith Irons
Email: keith@bankside.com

Enquiries – Santiago

Antofagasta Minerals S.A.
Alejandro Rivera
Tel: +56 2 377 5145
Email: arivera@aminerals.cl

Enquiries – Australia

N M Rothschild & Sons (Australia) Ltd (financial advisers)
Tel: +61 2 9323 2000
Marshall Baillieu
Chris Forman

Jackson Wells Morris (public relations advisers)
Tel: +61 2 9904 4333
Benjamin Haslem
Jakob Webster



For immediate release

Update: Recommended cash offer for Tethyan Copper Company Limited ("Tethyan")

London, 4 April 2006 - Antofagasta PLC ("Antofagasta") confirms that the closing date for its recommended cash offer for Tethyan has been extended, such that it will now close at 7pm, Sydney Australia time on 28 April 2006.

Antofagasta encourages all Tethyan shareholders to accept its offer as soon as possible.

Enquiries – London

Antofagasta PLC
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Bankside Consultants
Tel: +44 20 7367 8873
Mob: +44 7885 356 639

Keith Irons
Email: keith@bankside.com

Enquiries – Santiago

Antofagasta Minerals S.A.
Alejandro Rivera
Tel: +56 2 377 5145
Email: arivera@aminerals.cl

Enquiries – Australia

N M Rothschild & Sons (Australia) Ltd (financial advisers)
Tel: +61 2 9323 2000
Marshall Baillieu
Chris Forman

Jackson Wells Morris (public relations advisers)
Tel: +61 2 9904 4333
Benjamin Haslem
Jakob Webster

RECEIVED

2006 AUG -8 P 2:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE


ANTOFAGASTA PLC

Quarterly Production Report Q4 2005

25 January 2006

Highlights

- **Group annual production of payable copper for 2005 reached 467,300 tonnes as forecast.**
- **Molybdenum production at Los Pelambres increased 10.9% over 2004 to 8,700 tonnes.**
- **Group cash costs for 2005 were reduced to an annual record low of 13.9 c/lb due to improved by-product credits. Cash costs at Los Pelambres were negative 17.1 c/lb.**

Group Total	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full Year 2005	Full Year 2004
Total production of payable copper ('000 tonnes)	**118.9**	**108.5**	**116.0**	**123.9**	**467.3**	**498.4**
Total production of payable moly ('000 tonnes)	**2.2**	**2.5**	**2.0**	**2.0**	**8.7**	**7.9**
Weighted average cash costs (cents per pound)	**(7.9)**	**(9.6)**	**31.2**	**39.1**	**13.9**	**24.3**

Los Pelambres

Los Pelambres produced 86,900 tonnes of payable copper in Q4, the highest quarterly volume of the year. Annual production for 2005 reached 322,800 tonnes, with shipments of 318,100 tonnes. As expected under the mine plan, production decreased by 7.9% compared to the previous year. This was mainly due to a lower ore grade of 0.80% in 2005 compared with 0.88% in 2004, which was partly offset by a 1.8% increase in throughput which reached an average of 128,100 tonnes per day (tpd).

Molybdenum production in Q4 was similar to Q3 at 2,000 tonnes. Total production for 2005 reached 8,700 tonnes, an increase of 10.9% over 2004, with shipments in the year of 8,500 tonnes. By-product credits (excluding period-end mark-to-market adjustments) more than doubled in 2005 to 91.8 c/lb due to higher molybdenum market prices (which in 2005 averaged US$32 per pound (2004 – US$16.2 per pound)) as well as increased production.

Cash costs before by-product credits were 74.7 c/lb in 2005. The increase of 21 c/lb over 2004 was mainly due to industry cost pressures, principally higher TC/RCs for copper concentrate and higher roasting charges for molybdenum concentrate which together increased by 11.1 c/lb to 27.6 c/lb in 2005. Other cost pressures included fuel, energy and steel prices as well as the strengthening of the Chilean peso against the US dollar. Operational factors included the impact of longer haulage distances within the mine and higher fleet maintenance costs. Nevertheless, net cash costs fell from 7.9 cents per pound in 2004 to a record negative 17.1 cents per pound this year due to very strong by-product credits.

Enquiries:

Alejandro Rivera

arivera@aminerals.cl
Santiago: (56-2) 3775145

Desmond O'Conor

doconor@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma

hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 7367 8873



El Tesoro

Copper production in Q4 was 24,300 tonnes. Annual production for 2005 reached 98,100 tonnes, which compared favourably with 97,800 tonnes produced in 2004, as the higher ore throughput level compensated for the expected lower ore grade.

Cash costs for 2005 were 66.1 c/lb, an increase of 13.7 c/lb compared with 2004. This increase was due to a higher waste-to-ore ratio, lower ore grades and cost pressures including higher water costs indexed to the copper price, the stronger Chilean peso and higher fuel, energy, and sulphuric acid prices.

Michilla

Copper production during Q4 was 12,700 tonnes, the highest quarterly figure in 2005. Total production for the year reached 46,400 tonnes, a decrease of 7.2% compared to the previous year due to lower throughput and slightly lower ore grades. The lower throughput was due to previously reported operational issues at the underground mine (since resolved) which necessitated changes in the mine working sequence and modifications required to the secondary crushing line.

Cash costs reached 118.8 c/lb in 2005, 33.2 c/lb over the previous year, due both to operational factors and industry cost pressures. Operational factors included the lower ore grade in the open pit due to old mine workings, a higher waste-to-ore ratio and the above-mentioned operational issues. Cost pressures included the strengthening of the Chilean peso, higher acid prices and to a lesser extent higher fuel costs.

Transport

Rail and road transport volumes in 2005 were 4.3 million tons and 1.5 million tons respectively. The combined volumes were very marginally below 2004 due to minor temporary differences in volumes moved by some customers.

Water

The water business continued to perform well in 2005, with sales volumes reaching 33.1 million cubic metres, an increase of 1.5% compared to last year.

Quarterly Production Report Q4 2005



Los Pelambres	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full Year 2005	Full Year 2004
Daily average ore treated ('000 tonnes)	129.0	124.0	131.9	127.6	128.1	125.9
Average copper ore grade (%)	0.79	0.77	0.80	0.83	0.80	0.88
Average copper recovery (%)	91.0	90.2	88.4	87.6	89.2	89.1
Copper concentrate produced ('000 tonnes)	222.0	202.6	220.9	219.6	865.1	948.8
Average copper concentrate grade (%)	37.5	38.6	39.0	38.8	38.5	38.2
Fine copper in concentrate ('000 tonnes)	83.3	76.9	83.7	89.9	333.8	362.6
Payable copper in concentrate ('000 tonnes)	80.6	74.4	81.0	86.9	322.8	350.6
Average moly ore grade (%)	0.024	0.025	0.021	0.019	0.022	0.022
Average moly recovery (%)	78.1	81.9	79.9	79.4	79.9	79.6
Payable moly in concentrate ('000 tonnes)	2.2	2.5	2.0	2.0	8.7	7.9
Cash costs (before by-product) (cents per pound)	64.0	76.2	75.6	82.5	74.7	53.7
By - product credits (cents per pound)	(109.9)	(126.8)	(70.0)	(65.5)	(91.8)	(45.8)
Cash costs (cents per pound)	(45.9)	(50.6)	5.6	17.0	(17.1)	7.9

Quarterly Production Report Q4 2005

ANTOFAGASTA PLC

El Tesoro	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full Year 2005	Full Year 2004
Daily average ore treated ('000 tonnes)	26.3	22.9	29.0	30.4	27.2	25.4
Average ore grade (%)	1.34	1.41	1.14	1.08	1.23	1.35
Average recovery (%)	82.4	81.8	75.0	81.6	80.2	78.1
Copper cathodes ('000 tonnes)	26.3	23.6	24.0	24.3	98.1	97.8
Cash costs (cents per pound)	57.8	60.1	73.1	74.1	66.1	52.4

Michilla	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full Year 2005	Full Year 2004
Daily average ore treated ('000 tonnes)	15.3	14.5	14.9	15.0	14.9	16.1
Average ore grade (%)	1.09	0.99	1.11	1.20	1.10	1.11
Average recovery (%)	76.1	75.7	74.8	75.2	75.4	75.4
Copper cathodes ('000 tonnes)	12.0	10.6	11.1	12.7	46.4	50.0
Cash costs (cents per pound)	102.4	123.2	127.6	123.0	118.8	85.6

Transport	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full Year 2005	Full Year 2004
Rail tonnage transported ('000 tons)	1,126	1,090	1,085	1,035	4,336	4,479
Road tonnage transported ('000 tons)	348	379	395	400	1,522	1,414

Water	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full Year 2005	Full Year 2004
Water volume sold – potable and untreated ('000 m^3) *	8,315	8,242	7,969	8,548	33,074	32,575

(*) Note: Water volumes include water transportation of 336 thousand m^3 in Q1, 234 thousand m^3 in Q2, 236 thousand m^3 in Q3 and 241 thousand m^3 in Q4.



5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax + 44 20 7808 0986
info@antofagasta.co.uk

Antofagasta plc to enter into a joint venture with Tethyan Copper Company Limited in relation to the Reko Diq copper-gold region in Pakistan

London, 23 December 2005: Antofagasta plc ("Antofagasta") is pleased to announce that it has signed a binding Heads of Agreement ("HoA") with Tethyan Copper Company Limited ("Tethyan"), a company listed on the Australian Stock Exchange, involving the acquisition by Antofagasta of a 50% equity interest in Tethyan's mineral interests in Pakistan and the concurrent subscription for a 19.95% shareholding in Tethyan. Antofagasta, together with Tethyan, have also entered into a deed of termination with BHP Billiton entities ("BHP Billiton") whereby BHP Billiton's rights to claw-back a material interest in certain of Tethyan's mineral interests ("Claw-back Right") will be extinguished ("BHP Billiton Termination Deed").

Tethyan's principal assets are a 75% interest in the exploration licence encompassing the highly prospective Chagai Hills region of North West Pakistan known as Reko Diq, which includes the Tanjeel Mineral Resource and the Western Porphyries, and a 100% interest in certain other licences in the region. This mining district hosts significant copper-gold porphyry deposits as part of an extended copper-gold belt. Tethyan has reported total indicated and inferred mineral resource estimates at these properties of 1,213 million tonnes with a copper grade of 0.58% and a gold grade of 0.28 grams per tonne. The resource estimates include probable reserves at the Tanjeel Mineral Resource of 128.8 million tonnes with a copper grade of 0.7%. Reserve and resource estimates have been reported by Tethyan to JORC standards.

Under the HoA, Antofagasta has agreed to:

- acquire a 50% equity interest in Tethyan's mineral interests in Pakistan through the subscription for US$37.5 million of newly issued equity capital into a joint venture vehicle to be established;
- commit to funding further exploration and development expenditure and related joint venture costs of up to US$75 million. In the event that Antofagasta spends less than this amount, its 50% equity interest will be reduced on a pro-rata basis; and
- subscribe for 33 million new ordinary shares in Tethyan for a total subscription price of US$20.5 million, equating to 19.95% of Tethyan's enlarged issued share capital (17.3% on a fully diluted basis).

Under the BHP Billiton Termination Deed, Tethyan have agreed to pay BHP Billiton a compensation amount of US$50M in consideration for terminating the Claw-Back Right and other rights under the Alliance Agreement between BHP Billiton and Tethyan, of which US$45M is payable at closing and US$5M is payable in four equal instalments over the fours years following closing.

It is expected that Antofagasta's total financial commitment under this transaction, including the exploration and development expenditure commitment under the HoA, will amount to US$133 million. Implementation of the proposed transactions under the HoA and the BHP Billiton Termination Deed are subject to certain conditions precedent including due diligence, Tethyan shareholder approval, necessary Pakistan and Balochistan authority approvals and receipt of all other necessary regulatory and third party approvals.

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax + 44 20 7808 0986
info@antofagasta.co.uk

Tethyan is currently subject to an unsolicited takeover offer from Skafell Pty Ltd ("Skafell"), a subsidiary of Crosby Capital Partners Inc. and IB Daiwa Corporation. The Tethyan Board has unanimously recommended that its shareholders reject the Skafell takeover offer and approve the proposed transaction with Antofagasta, in the absence of a superior offer for Tethyan emerging. Tethyan has agreed to pay Antofagasta a break fee in certain circumstances, including where the Tethyan Board withdraws its recommendation for the proposed transaction with Antofagasta.

Marcelo Awad, CEO of Antofagasta Minerals S.A., stated, *"Our agreement with Tethyan Copper Company provides Antofagasta with a window into a very prospective mining region and represents a strategic investment opportunity for us. A partnership with Tethyan will allow Antofagasta to apply its mining and development skills and its experience in large-scale projects, to evaluate the mineral resources at Reko Diq and ensure that they are developed to their full potential to the mutual benefit of the shareholders of both Antofagasta and Tethyan. Whilst Latin America, and Chile in particular, will continue to be Antofagasta's primary region of focus, this investment is consistent with our long term growth strategy and subject to our rigorous investment and risk evaluation criteria. Antofagasta continues to look at opportunities globally to secure rights to world-class mining assets to enhance its overall growth profile."*

The agreements referred to above were signed after the last time at which an announcement of the transaction could have been made by Tethyan through the Australian Stock Exchange. A detailed announcement is expected to be made by Tethyan at the opening of trading on the Australian Stock Exchange on Wednesday 28 December 2005.

Antofagasta plc is a Chilean-based mining group listed on the London Stock Exchange and is a constituent of the FTSE-100 index. Its principal mining assets include the Los Pelambres, El Tesoro and Michilla mines and the Esperanza copper project. In addition to copper mining, Antofagasta's interests include rail and road transport operations and water distribution.

Rothschild is advising Antofagasta in relation to this transaction.

Enquiries – London

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Issued by
Bankside Consultants
Tel: +44 20 7367 8873 / +44 7885 356 639

Keith Irons
Email: keith@bankside.com

Enquiries - Santiago

Antofagasta Minerals S.A.

Tel: +562 377 5102

Marcelo Awad
Email: mawad@aminerals.cl

Tel: +562 377 5145

Alejandro Rivera
Email: arivera@aminerals.cl

Quarterly Production Report Q3 2005



26 October 2005

Highlights

- Group copper production was up 6.9% in Q3 at 116,000 tonnes, as all three mines increased their production
- Molybdenum production at Los Pelambres was 2,000 tonnes in Q3 compared with 2,500 tonnes in Q2, mainly due to lower molybdenum ore grades, but production to end September 2005 of 6,700 tonnes compares with 5,800 tonnes to end September 2004.
- Group cash costs in Q3 were 31.2 c/lb compared with negative 9.6 c/lb in Q2, mainly due to lower by-product credits.

Group Total	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Total copper production ('000 tonnes)	**118.9**	**108.5**	**116.0**		**343.4**	**366.1**	**498.4**
Weighted average cash costs (cents per pound)	**(7.9)**	**(9.6)**	**31.2**		**4.8**	**28.9**	**24.3**

Los Pelambres

Los Pelambres produced 81,000 tonnes of payable copper in Q3, an increase of 8.9% over the previous quarter. This increase was partly due to better ore grades as expected but mainly because of higher ore throughput which averaged 131,900 tonnes per day, 6.3% higher than in the previous quarter and 6.6% above the average for 2004. The increased throughput, marginally offset by lower metallurgical recoveries, was due to better ore quality as well as higher plant utilisation which reached 98% during the quarter.

Cash costs before by-product credits reached 75.6 c/lb in the quarter, 0.8% lower than the last quarter. Higher cash costs in Q3 were principally due to market factors, mainly higher roasting charges for molybdenum concentrate and higher treatment and refining charges for copper concentrate (where higher copper prices have increased the effect of price participation).

By-product credits decreased to 70 c/lb in Q3, compared to 126.8 c/lb in Q2, as a result of a number of factors. Molybdenum production decreased 18.3% to 2,000 tonnes in Q3, due to lower than expected grades. Molybdenum market prices, even though still at historically high levels, averaged US$31.0 per pound in Q3, compared to US$35.3 per pound in Q2. This also resulted in negative pricing adjustments of US$ 20.1 million for final settlement of provisional sales, compared with positive adjustments of US$ 16.1 million in Q2, with an impact of 21 c/lb in cash costs. The by-product credit, which is expressed in cents per pound of copper produced, was also affected by higher copper production in Q3.

Cash costs net of by-product credits, were 5.6 c/lb, compared to negative 50.6 c/lb in Q2, mainly due to lower by-product credits as explained above.

El Tesoro

Copper production for the quarter reached 24,000 tonnes, 1.7% higher than in the previous quarter, due to increased ore throughput. The ore grade decreased to 1.14% in Q3 as expected under the mine plan. Recoveries in Q3 fell to 75% compared with 81.8% in Q2 due to an increased presence of carbonates in the ore and the lower ore grades.

Cash costs increased by 13 c/lb reaching 73.1 c/lb in Q3 due to the higher waste-to-ore ratio, the lower ore grade, the higher water costs (which in the case of El Tesoro are indexed to the copper price), the strengthening of the Chilean peso against the US dollar and higher fuel prices.

Enquiries:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Desmond O'Conor
doconor@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7367 8873


ANTOFAGASTA PLC

The regional environmental authority (COREMA) recently reversed its decision of 8 September which had initially approved El Tesoro's optimisation project, and requested a full Environmental Impact Study instead of an Environmental Impact Declaration, to assess the impact of the project on local water supplies. El Tesoro has appealed to the national environmental authority (CONAMA) against this decision and a final resolution is expected shortly.

Michilla

Michilla produced 11,100 copper tonnes in Q3, 4.8% more than in the last quarter. This increase was mainly due to improved ore grades at the underground mine. Ore grades at the open pit continue lower than originally expected for the year due to the difficulty of operating near old mine workings. Ore throughput has also increased marginally over Q2.

Cash costs reached 127.6 c/lb in Q3, 4.4 c/lb more than in the previous quarter, but the high costs in both quarters were mainly due to lower grades in the Lince open pit and the operational issues previously reported at the underground mine which affected ore production. These operational factors have since been resolved with normal rates of ore production restored by the end of September. Cash costs have also been affected by the strengthening of the Chilean peso, higher input costs and the additional associated costs for infill drilling in the Lince open pit.

Transport

Total tonnes transported were 1.8% above last year, reaching 3.3 million tonnes for rail and 1.1 million tonnes for road transport.

Water

Sales of water during the three first quarters reached 24.5 million cubic metres, which represents an increase of 1.2% compared to the same period last year.

Quarterly Production Report Q3 2005



Los Pelambres	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Daily average ore treated ('000 tonnes)	129.0	124.0	131.9		128.3	123.7	125.9
Average ore grade (%)	0.79	0.77	0.80		0.79	0.89	0.88
Average recovery (%)	91.0	90.2	88.4		89.8	88.5	89.1
Concentrate produced ('000 tonnes)	222.0	202.6	220.9		645.4	707.6	948.8
Average concentrate grade (%)	37.5	38.6	39.0		38.4	37.8	38.2
Fine copper in concentrate ('000 tonnes)	83.3	76.9	83.7		244.0	267.4	362.6
Payable copper in concentrate ('000 tonnes)	80.6	74.4	81.0		235.9	258.5	350.6
Payable moly ('000 tonnes)	2.2	2.5	2.0		6.7	5.8	7.9
Cash costs (before by-product) (cents per pound)	64.0	76.2	75.6		71.8	51.9	53.7
By - product credits (cents per pound)	(109.9)	(126.8)	(70.0)		(101.5)	(37.1)	(45.8)
Cash costs (cents per pound)	(45.9)	(50.6)	5.6		(29.7)	14.7	7.9

El Tesoro	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Daily average ore treated ('000 tonnes)	26.3	22.9	29.0		26.1	25.1	25.4
Average ore grade (%)	1.34	1.41	1.14		1.28	1.34	1.35
Average recovery (%)	82.4	81.8	75.0		79.7	78.1	78.1
Copper cathodes ('000 tonnes)	26.3	23.6	24.0		73.8	71.5	97.8
Cash costs (cents per pound)	57.8	60.1	73.1		63.5	52.1	52.4

Quarterly Production Report Q3 2005


ANTOFAGASTA PLC

Michilla	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Daily average ore treated ('000 tonnes)	15.3	14.5	14.9		14.9	16.0	16.1
Average ore grade (%)	1.09	0.99	1.11		1.07	1.10	1.11
Average recovery (%)	76.1	75.7	74.8		75.5	75.0	75.4
Copper cathodes ('000 tonnes)	12.0	10.6	11.1		33.7	36.2	50.0
Cash costs (cents per pound)	102.4	123.2	127.6		117.3	84.9	85.6

Transport	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Rail tonnage transported ('000 tons)	1,126	1,090	1,085		3,301	3,297	4,479
Road tonnage transported ('000 tons)	348	379	395		1,122	1,047	1,414

Water	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Water volume sold – potable and untreated ('000 m^3) *	8,315	8,242	7,969		24,526	24,228	32,575

(*) Note: Water volumes include water transportation of 336 thousand m^3 in Q1, 234 thousand m^3 in Q2 and 236 thousand m^3 in Q3




RECEIVED
2006 AUG -8 P 2:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Adoption of International Financial Reporting Standards and Restatements for 2004

London, 13 September 2005

Introduction

For 2004 and previous years, Antofagasta plc has prepared its consolidated financial statements under UK generally accepted accounting principles ("UK GAAP"). In accordance with EU Regulations, Antofagasta is required to adopt International Financial Reporting Standards ("IFRS") for accounting periods beginning on or after 1 January 2005 and prepare its consolidated financial statements on an IFRS basis.

Antofagasta will report under IFRS, for the first time, in its interim results for the six months to 30 June 2005 (due for release on 13 September 2005). Its first full financial statements under IFRS will be in its 2005 Annual Report. The IFRS results for the 2005 half year and the 2005 full year will include comparative IFRS information for the relevant corresponding periods in 2004.

This statement is a brief summary of how Antofagasta's 2004 consolidated results, both for the half year and full year, are affected by the change to IFRS. The introduction of IFRS does not affect the cash flow generation of Antofagasta's businesses or its borrowing arrangements and therefore will not affect any commercial decisions taken by the Group.

Headline impacts

The impact of the transition from UK GAAP to IFRS on headline numbers is as follows:

	2004 Half Year			2004 Full Year		
	UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS
	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m
Turnover	767.7	*(14.3)*	753.4	1,908.7	*33.4*	1,942.1
EBITDA	524.6	*(18.9)*	505.7	1,328.8	*27.9*	1,356.7
Profit before tax	438.9	*(23.5)*	415.4	1,162.7	*35.8*	1,198.5
Net earnings	222.3	*(14.8)*	207.5	558.3	*21.2*	579.5
	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m
Net assets	1,539.4	*27.8*	1,567.2	1,911.6	*158.4*	2,070.0
Net equity	1,079.5	*29.1*	1,108.6	1,322.7	*142.8*	1,465.5
	cents	cents	cents	cents	cents	cents
Earnings per share	112.7	*(7.5)*	105.2	283.1	*10.8*	293.9

Principal adjustments to net earnings and net equity

The principal adjustments to net earnings (profit after tax and minorities) and net equity (excluding minority interests) are as follows:

	2004 Half Year		2004 Full Year	
	Net earnings	Net equity	Net earnings	Net equity
	US$'m	US$'m	US$'m	US$'m
UK GAAP	**222.3**	**1,079.5**	**558.3**	**1,322.7**
Mark-to-market of provisionally priced sales	(11.7)	2.0	12.0	25.7
Mark-to-market of financial derivatives	4.3	(3.1)	6.2	(1.2)
Exchange differences on intra-group items	(7.7)	-	0.5	-
Reversal of proposed ordinary dividends	-	29.6	-	126.2
Other items	0.3	0.6	2.5	(7.9)
IFRS	**207.5**	**1,108.6**	**579.5**	**1,465.5**

The principal adjustments to the Group's reported financial information from the adoption of IFRS are:

- **Mark-to-market of provisionally priced sales**

  Under IFRS, copper and molybdenum sales, which remain open as to pricing at a period end, are marked-to-market at each balance sheet date. Under UK GAAP, the Group's accounting treatment was to value sales, which remain open as to final pricing at the period end, in aggregate at the lower of provisional invoice prices and mark-to-market prices at the balance sheet date. Such sales may remain open for up to six months from initial invoicing and this change in accounting treatment mainly results in short-term timing differences in profit recognition.

- **Mark-to-market of financial derivatives**

  The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements, and does not use such instruments for trading or speculative purposes. The Group has not adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement"; therefore under IFRS, the Group marks-to-market all financial derivatives at each balance sheet date with gains and losses included in net profit. Under UK GAAP, derivatives were held off the balance sheet, and gains and losses were matched in the income statement against items intended to be hedged. This change also affects the timing of profit recognition, depending on the maturity period of any derivative instruments held.

- **Exchange differences taken to the income statement**

  Under IFRS, certain exchange gains or losses previously taken to reserves are now required to be taken to the income statement. These include exchange differences on intra-group financing balances (subject to certain limited exceptions), retranslation of preference share capital and settlement of those ordinary dividends which are paid in sterling. Under UK GAAP, the Group took such differences to reserves. This change has no effect on the balance sheet or net equity, as such gains or losses are offset by corresponding exchange differences on the translation of any foreign currency balance sheets of Group entities included in the consolidated financial statements.

- **Reversal of proposed ordinary dividends**

  Under IFRS, ordinary dividends are recognised only when they are legally payable. Therefore proposed dividends previously included in the balance sheet under UK GAAP have been reversed and are accounted for in the period in which they are formally approved. This change has no effect on net earnings in any period.

- **Other adjustments**

  Further explanations of other adjustments are given in the detailed IFRS Restatement. These include:

  - use of historical rates rather than period end closing rates to translate non-US dollar denominated ordinary share capital and share premium;
  - reclassification of preference shares to borrowings and of preference dividends to finance costs;
  - use of actuarial valuations to measure severance indemnity provisions;
  - change of functional currency of the Group's Chilean railway operation to the US dollar;
  - recording acquisition fair value adjustments in the functional currency of the subsidiary acquired;
  - inclusion of translation differences after the transition date for net assets of foreign currency subsidiaries in a separate translation reserve and recycling cumulative differences on any eventual disposals through the income statement;
  - provision of deferred tax on items for which provision was not required under UK GAAP; principally on acquisition fair value adjustments and inflation-based adjustments;
  - reporting income from associates in the income statement as a single line net of financing items, tax and underlying minorities;
  - reclassification of the Group's forestry assets as investment property held at cost;
  - treating previous revaluations of the Chilean Railway network as deemed cost;
  - reclassification of short-term cash investments as cash equivalents in the balance sheet and cash flow statement.

The Group does not operate any funded defined benefit schemes, nor does it have any share option schemes in operation. It also did not have any goodwill at any balance sheet date in 2004. The adoption of IFRS therefore has no impact on the Group in any of these areas.

The full restatement document "Adoption of International Financial Reporting Standards and Restatements for 2004" will be available on the Company's website from 13 September 2005, or from the Company's registered office, 5 Princes Gate, London SW7 1QJ.

Enquiries – London
Antofagasta plc
Tel: +44 20 7808 0988

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Chief Financial Officer (UK)
Email: hbarma@antofagasta.co.uk

www.antofagasta.co.uk

Enquiries - Santiago
Antofagasta Minerals S.A.
Tel +562 377 5145

Alejandro Rivera
Chief Financial Officer
Email: arivera@aminerals.cl

Jorge Marin
Corporate Financial Controller
Email: jmarin@aminerals.cl

Issued by
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7367 8873

Consolidated statements of changes in equity

For the six months ended 30 June 2004

	Share capital	Share premium	Translation reserves	Retained earnings	**Net equity**	Minority interests	**Total**
	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m
Balance at 1 January 2004	16.6	272.4	-	665.4	**954.4**	347.3	**1,301.7**
Profit for the financial period	-	-	-	207.5	**207.5**	128.7	**336.2**
Currency translation adjustment	-	-	(6.0)	-	**(6.0)**	0.1	**(5.9)**
Dividends	-	-	-	(47.3)	**(47.3)**	(17.5)	**(64.8)**
Balance at 30 June 2004	16.6	272.4	(6.0)	825.6	**1,108.6**	458.6	**1,567.2**

For the year ended 31 December 2004

	Share capital	Share premium	Translation reserves	Retained earnings	**Net equity**	Minority interests	**Total**
	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m
Balance at 1 January 2004	16.6	272.4	-	665.4	**954.4**	347.3	**1,301.7**
Profit for the financial year	-	-	-	579.5	**579.5**	377.1	**956.6**
Currency translation adjustment	-	-	8.5	-	**8.5**	(0.4)	**8.1**
Dividends	-	-	-	(76.9)	**(76.9)**	(119.5)	**(196.4)**
Balance at 31 December 2004	16.6	272.4	8.5	1,168.0	**1,465.5**	604.5	**2,070.0**

For the six months ended 30 June 2005

	Share capital	Share premium	Translation reserves	Retained earnings	Net equity	Minority interests	**Total**
	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m
Balance at 1 January 2005	16.6	272.4	8.5	1,168.0	**1,465.5**	604.5	**2,070.0**
Profit for the financial period	-	-	-	367.5	**367.5**	240.0	**607.5**
Currency translation adjustment	-	-	(4.1)	-	**(4.1)**	(0.2)	**(4.3)**
Dividends	-	-	-	(126.2)	**(126.2)**	(122.1)	**(248.3)**
Balance at 30 June 2005	16.6	272.4	4.4	1,409.3	**1,702.7**	722.2	**2,424.9**

There were no items of recognised income and expense in either period other than the profit for the financial period.

Notes to the interim financial statements

1. General information and accounting policies

a) General information

These June 2005 interim consolidated financial statements are for the six months ended 30 June 2005. The information for the year ended 31 December 2004 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year, which were prepared under UK Generally Accepted Accounting Principles ("UK GAAP"), has been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified.

b) Accounting policies

For accounting periods beginning on or after 1 January 2005, the Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") in place of UK GAAP. For these purposes, IFRSs comprise the Standards and Interpretations issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") that have been, or are expected to be, endorsed by the European Union by 31 December 2005.

These interim financial statements, including all comparatives, have been prepared using the accounting policies consistent with all IFRS Standards and Interpretations published by 31 December 2004 which are mandatory for accounting periods beginning on or after 1 January 2005. The Group has also chosen to adopt IFRS 6 "Exploration for and Evaluation of Mineral Resources" early. These interim financial statements are covered by IFRS 1 "First-time adoption of International Financial Reporting Standards" because they form part of the period included in the Group's first IFRS financial statements for the year ended 31 December 2005. The Group has applied the exemption not to comply fully with International Accounting Standard 34 "Interim Financial Reporting".

The accounting policies and methods of computation followed in these interim financial statements are those set out in the news release "Adoption of International Financial Reporting Standards and Restatements for 2004" published by the Company on 13 September 2005. The news release, including full disclosure of these accounting policies, is available on the Company's website www.antofagasta.co.uk or from the Company's Registered Office. These policies have been consistently applied to all periods presented in these interim financial statements.

2. Production and Sales Statistics (Neither Audited nor Reviewed)

(See notes following Note 2(d).)

a) Production volumes for copper and molybdenum

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	000 tonnes	000 tonnes	000 tonnes
Copper			
Los Pelambres	**154.9**	165.0	350.6
El Tesoro	**49.9**	46.9	97.8
Michilla	**22.6**	23.5	50.0
Group total	**227.4**	235.4	498.4
Molybdenum			
Los Pelambres	**4.7**	3.7	7.9

b) Sales volumes for copper and molybdenum

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	000 tonnes	000 tonnes	000 tonnes
Copper			
Los Pelambres	**150.6**	139.8	352.2
El Tesoro	**50.6**	47.1	98.3
Michilla	**23.1**	22.9	50.2
Group total	**224.3**	209.8	500.7
Molybdenum			
Los Pelambres	**4.3**	3.7	7.9

c) Cash costs per pound of copper produced

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	cents	cents	cents
Copper			
Los Pelambres	**(48.1)**	18.0	7.9
El Tesoro	**58.9**	50.5	52.4
Michilla	**112.2**	84.7	85.6
Group weighted average (including by-products)	**(8.7)**	31.2	24.3
Group weighted average (before deducting by-products)	**71.7**	55.7	56.6
Cash costs at Los Pelambres comprise:			
On-site and shipping costs	**43.9**	36.4	37.2
Tolling charges for concentrates	**26.0**	16.6	16.5
Cash costs before deducting by-product credits	**69.9**	53.0	53.7
By-product credits (principally molybdenum)	**(118.0)**	(35.0)	(45.8)
Cash costs (net of by-product credits)	**(48.1)**	18.0	7.9

d) Realised prices per pound for copper and molybdenum and market prices

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	cents	cents	cents
Copper			
Los Pelambres	**159.8**	134.1	141.5
El Tesoro	**157.9**	131.2	136.9
Michilla	**157.1**	131.3	137.4
Group weighted average	**159.1**	133.1	140.2
LME average	**151.1**	125.2	130.0
	US$	US$	US$
Molybdenum			
Los Pelambres	**36.0**	14.4	21.5
Market average price	**33.4**	11.4	16.2

Notes to the production and sales statistics

(i) The production and sales figures represent the actual amounts produced and sold, not the Group's share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper and molybdenum concentrates, and the figures for Los Pelambres are expressed in terms of payable metal contained in concentrate. Los Pelambres is also credited for the gold and silver contained in the copper concentrate sold. El Tesoro and Michilla produce cathodes with no by-products.

(iii) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates at Los Pelambres. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three operations. By-product calculations do not take into account mark-to-market gains for molybdenum at the beginning or end of each period.

(iv) Realised copper prices are determined by comparing turnover from copper sales (grossing up for tolling charges for concentrates) with sales volumes for each mine in the period. Realised molybdenum prices at Los Pelambres are calculated on a similar basis.

(v) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

3. Operating profit

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Turnover	**1,123.6**	753.4	1,942.1
Cost of sales	**(311.7)**	(262.2)	(593.4)
Gross profit	**811.9**	491.2	1,348.7
Adminsitrative expenses	**(59.3)**	(52.1)	(118.1)
Closure provision	**3.9**	(0.6)	(1.2)
Severance charges	**(2.5)**	(1.0)	(3.2)
Exploration costs	**(8.0)**	(2.7)	(10.3)
Other operating income	**2.1**	1.0	4.7
Other operating expenses	**(9.1)**	(8.9)	(17.2)
Group operating profit	**739.0**	426.9	1,203.4
Share of income from associate	**0.5**	-	-
Total profit from operations and associates	**739.5**	426.9	1,203.4


ANTOFAGASTA PLC

Interim Results Announcement
for the six months ended 30 June 2005

13 September 2005

- ***Turnover of US$1,123.6 million (2004 half year – US$753.4 million).***
- ***Operating cash flow of US$767.1 million (2004 half year – US$517.3 million).***
- ***Profit before tax of US$ 739.5 million (2004 half year – US$415.4 million).***
- ***Earnings per share of 186.4 cents (2004 half year –105.2 cents).***
- ***Interim dividend of 16 cents per share (2004 interim – 15 cents per share)*.***

LME copper prices were significantly stronger in the period, averaging 151.1 cents per pound compared with 125.2 cents in the first half of 2004. Group copper production was 3.4% lower at 227,400 tonnes in this period (2004 half year – 235,400 tonnes). Group weighted average cash costs for copper ** reached a record low of negative 8.7 cents per pound (2004 half year positive cash costs of 31.2 cents per pound), as significantly higher molybdenum revenues outweighed higher operating costs. Group profit before tax increased to US$739.5 million from US$415.4 million last period, and earnings per share rose to 186.4 cents from 105.2 cents.

Jean-Paul Luksic, Chairman of Antofagasta, commented, "This is an excellent result for Antofagasta with a strong operating performance supported by high metal prices. Although some fundamentals for the future of continuing strong copper and molybdenum markets are being questioned by analysts, we expect to continue to benefit from current strong demand for the rest of the year."

Antofagasta is a Chilean-based mining group listed in the United Kingdom. In addition to copper mining, its interests include rail and road transport operations and port management and water distribution.

** The interim dividend is paid in either sterling or US dollars. A conversion rate of £1=US$1.8412 will be applied to the interim dividend giving shareholders who receive dividends in sterling an interim dividend of 8.69 pence per share.*

*** Cash cost is a method used by the mining industry to express the cost of production in cents per pound of copper, and is further explained in Note 2(d)(iii) to the Interim Results Announcement.*

Enquiries – London
Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Chief Financial Officer (UK)
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago
Antofagasta Minerals S.A.
Tel +562 377 5145

Alejandro Rivera
Chief Financial Officer
Email: arivera@aminerals.cl

Issued by
Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

DIRECTORS' COMMENTS FOR THE HALF YEAR TO 30 JUNE 2005

The Group reported substantially improved results driven by higher copper and molybdenum prices. Profit before tax was up 78% to US$739.5 million (2004 half year – US$415.4 million) with earnings per share up 77% to 186.4 cents (2004 half year – 105.2 cents). LME copper prices averaged 151.1 cents per pound (2004 half year – 125.2 cents per pound) while molybdenum prices nearly trebled to average US$33.4 per pound (2004 half year – US$11.4 per pound). The Group also benefited from higher molybdenum production of 4,700 tonnes (2004 half year – 3,700 tonnes). Copper production decreased by 3.4% to 227,400 tonnes (2004 half year – 235,400 tonnes) mainly because of lower ore grades at Los Pelambres, in part due to the maximisation of molybdenum production. The higher metal prices and increased molybdenum production offset increased operating costs. The Group's transport and water operations also had a satisfactory half year with increased volumes and potential for future growth.

Interim Review of Operations

Los Pelambres

Los Pelambres produced 154,900 tonnes of payable copper in the first half of 2005 compared with 165,000 tonnes in the 2004 first half. Lower ore grades averaged 0.78% (2004 half year – 0.88%) because of normal grade decline anticipated under the mine plan but also partly as a result of the decision to maximise molybdenum production. The decrease was partly offset by higher ore throughput as average processing levels increased to 126,500 tonnes per day (tpd) of ore compared with 121,400 tpd in the first six months of 2004.

Molybdenum production increased to 4,700 tonnes (2004 half year – 3,700 tonnes) as selective mining resulted in higher grades and improved recoveries. This combination enabled cash costs, which are stated net of by-product credits, to reach negative 48.1 cents per pound, as molybdenum revenues outweighed Los Pelambres' operating costs. Excluding by-product credits, copper production cash costs in the period increased to 69.9 cents per pound (2004 half year - 53.0 cents per pound). This was due to higher treatment and refining charges and higher input prices such as steel, energy and oil which, like the copper price, have risen in the current strong economic environment. Costs were also affected by the lower ore grade.

Realised copper prices were 159.8 cents per pound (2004 half year – 134.1 cents per pound) and realised molybdenum prices were US$36.1 per pound (2004 half year – US$14.4 per pound). The combination of higher realised copper and molybdenum prices offset the lower production volumes and higher underlying costs. This enabled Los Pelambres to increase operating profits by 87.5% to US$620.1 million compared with US$330.8 million in the first half of 2004.

After replacing its project finance loans with unsecured corporate loan facilities at the end of 2004, Los Pelambres further reduced its borrowings with a repayment in June of US$38.3 million. Total borrowings were US$438.4 million at 30 June 2005.

Los Pelambres continues to have one of the best safety records in the Chilean mining industry with a lost time frequency index, including contractors, of 0.7 accidents per million hours worked compared with an industry average in excess of 4.0 accidents per million hours worked.

Work has begun on the infrastructure for the Mauro tailings dam following environmental approval received in 2004. This approval allows Los Pelambres to increase its mineable reserves to 2.1 billion tonnes of ore taking into account the increased storage capacity of this dam. The Mauro project, which will cost approximately US$450 million, is expected to be completed as planned by the end of 2007. In the second quarter of 2005 the Los Pelambres board also approved an expansion of the concentrator plant to increase average ore throughput to 140,000 tonnes per day, by increasing the power of the grinding lines and with the installation of an additional fifth ball mill at the concentrator plant. Work on this project, which will cost approximately US$182 million, has also begun and is expected to be completed by mid-2007 with a marginal increase in throughput expected in mid-2006. Both the Mauro dam and the expansion to 140,000 tpd will be financed by Los Pelambres through its own cash resources.

Copper production at Los Pelambres for the full year is expected to reach 324,000 tonnes, marginally ahead of the Group's original forecast of 321,000 tonnes. Excluding by-product credits, cash costs are expected to be around 69 cents per pound, in line with the first half of the year. Molybdenum grades in the second half are expected to decline slightly but production is expected to reach 8,300 tonnes for the year compared with an earlier forecast of 7,200 tonnes.

El Tesoro

Production at El Tesoro increased 6.4% to 49,900 tonnes (2004 half year – 46,900 tonnes) due to higher ore throughput and recoveries together with an increase in the ore grade from 1.34% to 1.37%. Cash costs nonetheless rose to 58.9 cents per pound compared with 50.5 cents in the first six months of 2004 due to a higher waste-to-ore ratio as well as increased input costs such as acid and fuel prices which have risen in the current economic environment.

Higher copper prices, including premiums obtained for El Tesoro's LME Grade A cathodes, offset the increase in cash costs, and operating profits were US$97.6 million (2004 half year – US$66.6 million).

El Tesoro replaced its project finance loans with unsecured corporate facilities. Following further repayments in the first half of this year El Tesoro's borrowings were US$74.3 million at 30 June 2005.

During the first half of 2005 El Tesoro initiated a plant optimisation to increase processing capacity to 10.5 million tonnes of ore annually, compared with the current level of 9.7 million tonnes. The increased processing capacity should be completed by the fourth quarter of this year and formal environmental permits are expected to be issued in September.

El Tesoro expects to produce 97,000 tonnes of cathodes with cash costs averaging approximately 65 cents per pound.

Michilla

Michilla produced 22,600 tonnes of cathodes to 30 June 2005 compared with 23,500 tonnes in the first half of 2004. Ore grades from the current phase of the open pit, which provides more than 50% of the ore for the crushing plant, have been lower than expected. The area being mined, which is located near former underground workings, is geologically complex. During the first half of 2005, Michilla also experienced operational difficulties in the underground mine which affected grades and throughput. Costs have also risen due to higher sulphuric acid and other input prices, as well as the effect of a stronger peso. These factors combined to increase cash costs to 112.2 cents per pound in the first half of 2004 compared to 84.7 cents per pound in the first six months of last year.

Strong copper prices compensated for increased costs and enabled Michilla to make an operating profit of US$9.6 million (2004 half year - US$9.5 million).

Michilla is continuing its exploration programme initiated at the end of 2004, in order to identify further ore resources with drilling concentrated on the underground Estefania Este area.

Higher processing levels should allow production for the year to reach around 46,000 tonnes with cash costs expected at 115 cents per pound for the year.

Projects and Exploration

The Group spent US$8.0 million on exploration in the first six months to June 2005. The principal focus was the Esperanza project, located approximately 5 kilometres from El Tesoro. The project is advancing to the pre-feasibility stage and includes a 40,000 metre drilling programme, the construction of a 2.25 kilometre exploration decline, and metallurgical and engineering studies. Completion is expected by October 2006 at a budgeted cost of US$15.3 million. Approximately 800 metres of the decline has been constructed with the drilling programme expected to be completed by September 2005. The current drill-inferred sulphide resource at Esperanza is 469 million tonnes of copper with an average grade of 0.63% and 0.27 g/t of gold.

Railway and Other Transport Services

Rail volumes transported were steady at 2.2 million tons (2004 half year – 2.1 million tons) and turnover was US$44.7 million compared with US$39.9 million in 2004. Train Ltda., the road transport subsidiary, also continued to perform well. Operating results for the transport division were slightly down.

The FCAB's medium-term prospects remain positive. During the first half of 2005 the Railway signed two new contracts: firstly, with Apex Silver Mines' San Cristobal polymetallic project in southwest Bolivia and secondly with BHP Billiton's Spence copper project in Chile's Second Region near El Tesoro. These projects should start to contribute to additional rail tonnages from the second half of 2006, eventually increasing overall volumes by up to 20%.

Aguas de Antofagasta

Aguas de Antofagasta, which began operations in Chile's Second Region at the end of 2003, has continued to perform satisfactorily. Combined industrial and domestic water sales increased from 16.0 million cu. m. in the first half of 2004 to 16.6 million cu. m. Turnover in the first six months of 2005 was US$25.8 million, compared with US$22.1 million in the first six months of 2004. A programme to improve the quality of service and productivity levels is resulting in a progressive reduction in water losses.

A contract has been signed with BHP Billiton's Spence project for the supply of water for the construction period and subsequently for its operations. Detailed engineering studies are underway to supply water for a possible future expansion of the Collahuasi mine owned by Noranda and Anglo American.

Dividends

An interim dividend of 16 cents (2004 interim – 15 cents) will be paid on 13 October 2005 to ordinary shareholders on the register at the close of business on 23 September 2005. Dividends are payable in either US dollars or sterling, and shareholders who receive dividends in sterling will be paid an interim dividend of 8.69 pence per share, based on an exchange rate of £1=US$1.8412. Further details are given in Note 9 to this Interim Report.

Current Trading Prospects

Copper prices remain at historically high levels having averaged just under 170 cents per pound since the end of June, traditionally a weaker summer period. Visible inventory levels remain low at around 120,000

tonnes representing less than three days of world consumption. The copper market remains volatile, against a background of strong global economic growth, a weak dollar, smelting constraints and supply disruption; market commentators remain divided about the future direction of prices. Most commentators expect the market to move towards a balance of supply and demand during 2006 and prices to ease back from the current levels as higher mine production and greater smelting capacity becomes available. The tight inventory position suggests, nevertheless, that the market remains vulnerable to any supply disruption or delays in the limited number of new mines or expansions currently underway.

Although molybdenum prices have retreated from the peak of US$39 per pound reached at the beginning of June 2005, they remain at exceptionally high historical levels, averaging US$30 per pound since the end of June. Increases in supply from primary producers in North America and from copper mines producing molybdenum as a by-product have been offset by disruption to production in China due to a number of factors, particularly safety and environmental issues. Demand also remains strong, both in the stainless steel sector and in non-metallurgical applications. Prices should eventually ease as supply responds to the current highs and existing production difficulties in China are resolved.

Group copper production is expected to be just under 470,000 tonnes this year and molybdenum production around 8,300 tonnes. Although underlying cash costs have increased as a result of pressures affecting all mines, copper and molybdenum prices remain robust. Antofagasta should continue to benefit from current strength in metals prices.

12 September 2005

FINANCIAL COMMENTARY FOR THE HALF YEAR TO 30 JUNE 2005

Results

Turnover increased by 49.1% to US$1,123.6 million, compared with US$753.4 million in the first six months of 2004. The increase was mainly due to higher metal prices and higher sales volumes at all three mines, which enabled turnover from the mining division to increase by US$361.7 million. Copper sales volume increased by 6.9% from 209,800 tonnes in the first six months of 2004, when some shipments of concentrate were delayed until the second half of that year, to 224,300 tonnes in the first six months of this year. Molybdenum sales volumes also increased by 16.2% to 4,300 tonnes compared with 3,700 tonnes in the same period of last year. The Group's realised copper price averaged 159.1 cents per pound (2004 half year – 133.1 cents per pound) while the realised molybdenum price increased significantly from US$14.4 per pound in the first half of 2004 to US$36.0 per pound. Realised copper and molybdenum prices are determined by comparing turnover (gross of tolling charges for concentrates) with sales volume in the period. Realised prices exceeded market prices mainly because, in line with industry practice, concentrate sales agreements at Los Pelambres generally provide for provisional pricing at the time of shipment with final pricing based on the average market price for future periods (normally 30 to 180 days after delivery to the customer). These pricing adjustments were positive as copper and molybdenum prices generally increased during the first half. Sales of LME-registered cathodes by El Tesoro and Michilla also benefited from strong cathode premiums, reflecting tight market conditions. Turnover from the transport division (FCAB) increased by US$4.8 million to US$44.7 million, while Aguas de Antofagasta, which operates the Group's water business, increased by US$3.7 million to US$25.8 million, reflecting higher transport tonnages and water sales volumes respectively.

Excluding by-product credits (which are reported as part of turnover), weighted average cash costs for the Group as a whole increased from 55.7 cents per pound in the first half of 2004 to 71.7 cents per pound, reflecting the impact of higher treatment and refining charges and input costs, as well as lower grades and higher waste-to-ore ratios. Nevertheless, the strong metal prices and higher sales volumes enabled Group operating profits to increase by 73.1% to US$739.0 million (2004 half year – US$426.9 million), despite these higher operating costs. Operating profits at the transport division decreased by US$1.5 million compared to the 2004 despite improved transport tonnages, mainly due to lower revenues from ancillary services. Aguas de Antofagasta contributed US$11.9 million compared to US$ 10.4 million in the same period last year.

EBITDA (earnings before interest, depreciation, tax and amortisation) in the first half of 2005 was US$806.4 million, compared with US$505.7 million in the first half of 2004. This is calculated by adding back

depreciation and amortisation of US$63.6 million (2004 first half – US$71.5 million) and other amounts written off plant, property and equipment of US$3.8 million (2004 half year – US$7.3 million).

The Group's share of net profit from its 30% investment in Antofagasta Terminal Internacional S.A. ("ATI"), acquired at the end of 2004, was US$0.5 million. This compares with an acquisition cost of US$2.9 million.

Net finance costs in the period were nil, as interest receivable of US$15.4 million offset interest payable of US$12.2 million and other net finance charges, including net foreign exchange losses, of US$3.2 million. This compared with net finance costs of US$11.5 million in the first half of 2004, comprising interest receivable of US$9.8 million, interest payable of US$14.9 million and other net finance charges, including net foreign exchange losses, of US$6.4 million. Higher interest receivable resulted mainly from higher cash and deposit balances held by the Group, while interest payable decreased with loan repayments, including prepayments made in the second half of 2005. As the Group was in a net cash position during 2004, it also benefited from the increase in market interest rates.

The resulting profit before tax for the period was US$739.5 million compared to US$415.4 million in the first six months of 2004.

Tax (including deferred tax) amounted to US$132.0 million (2004 half year – US$79.2 million), reflecting the increased profit for the period. The tax charge comprises current tax of US$118.3 million (2004 half year – US$75.7 million) and deferred tax of US$13.7 million (US$3.5 million). The tax charge in the first half of 2005 includes a provision of US$8.7 million for withholding taxes, and is the principal reason the effective tax rate of 17.9% exceeds the Chilean statutory tax rate of 17%. The effective tax rate in the first half of 2004 was 19.1% mainly due to non-deductible costs incurred by the operations.

Earnings per share were 186.4 cents compared with 105.2 cents for the corresponding period last year, reflecting the higher profit after tax and minority interests.

Derivative Financial Instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for trading purposes, but as it has not applied the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement", derivatives are measured at fair value in the balance sheet with changes in value recognised in the income statement.

At 30 June 2005, Group had min/max instruments for 78,150 tonnes of copper production, with a weighted average floor of 117.7 cents per pound and a weighted average cap of 151.7 cents per pound. These instruments had an average duration of four months. The Group's exposure to the copper price up to this

level of production will be limited to the extent that market prices exceed the cap or fall below the floor at each relevant exercise date.

Details of the mark-to-market position of these instruments, together with details of interest and commodity derivatives held by the Group, are given in Note 5 to this Interim Report.

Cash Flows, Cash and Debt

Net cash inflow from operating activities was US$767.1 million in the first six months of 2005 compared with US$517.3 million in the same period last year, reflecting the improved operating results adjusted for depreciation, amortisation and normal working capital movements. A dividend of US$1.0 million was received from the Group's investment in ATI, acquired at the end of 2004.

Tax payments in the period were US$191.5 million, compared with US$4.8 million in the first six months of 2004. The significant increase arose because at the beginning of 2004, Los Pelambres and El Tesoro absorbed the tax losses which derived from the start up of their operations in 1999 and 2001 respectively. The current tax liability for these operations in respect of 2004 was paid in the first half of 2005.

Capital expenditure was US$79.2 million in the period. This included first expenditures on the Mauro tailings dam project at Los Pelambres and the investment in additional ore processing capacity at El Tesoro.

Dividends paid to ordinary shareholders of the Company in the first six months of this year were US$124.3 million (2004 half year – US$47.0 million), which related to the final dividend declared in respect of 2004 including a special dividend of 40 cents per ordinary share. Dividends paid by subsidiaries to minority shareholders were US$114.3 million (2004 half year – US$18.8 million), principally due to increased distributions by Los Pelambres.

Repayment of borrowings, mainly at Los Pelambres and El Tesoro, were US$67.1 million compared with US$111.5 million in the first half of 2004. Regular repayments are now lower following the prepayments and refinancings which took place at the end of 2004. The repayments in the first half of 2004 also included repayment of short-term facilities of US$41.5 million drawn down the previous year.

Details of other cash inflows and outflows in the period are contained in the Consolidated Cash Flow Statement on page 13.

At 30 June 2005, the Group had cash and cash equivalents of US$1,064.6 million (2004 – US$491.3 million), which includes cash balances held by Los Pelambres to finance the Mauro tailings dam and the

plant expansion projects. Excluding the minority share in each partly-owned operation, the Group's share of this balance was US$793.6 million (2004 – US$351.4 million).

Total Group borrowings at 30 June 2005 were US$524.7 million (2004 – US$749.1 million); of this, US$319.4 million (2004 – US$448.9 million) is proportionally attributable to the Group after excluding the minority shareholdings in partly-owned operations. The decrease in debt is mainly due to further principal repayments at Los Pelambres and El Tesoro as explained above.

Balance Sheet

Net equity (i.e. equity attributable to ordinary shareholders of the Company) increased from US$1,465.5 million at the beginning of the year to US$1,702.7 million, relating mainly to profit after tax and minority interests for the period less the ordinary dividend for 2004 which was approved and paid in the first half of 2005.

Minority interests increased from US$604.5 million at the beginning of the year to US$722.2 million, principally reflecting the minority's share of profit after tax less the minority's share of the dividends approved or paid by subsidiaries in the period.

International Financial Reporting Standards

The financial information contained in this Interim Report, including all comparatives, has been prepared in accordance with International Financial Reporting Standards ("IFRS") in place of UK GAAP. Further details are given in Notes 1 and 21 to this Interim Report. The Group also published financial information in accordance with IFRS for 2004 on 13 September 2005. The news release, together with the full statement "Adoption of International Financial Reporting Standards and Restatements for 2004", is available on the Company's website and from the Company's registered office. The statement includes explanations and quantifications of the significant UK GAAP to IFRS differences, a summary of which is contained in Note 21 to this Interim Report.

12 September 2005

Consolidated Income Statement

	Notes	Six months ended 30.6.05 US$'m	Six months ended 30.6.04 US$'m	Year ended 31.12.04 US$'m
Group turnover	3,4	**1,123.6**	753.4	1,942.1
Total operating costs	3,4	**(384.6)**	(326.5)	(738.7)
Group operating profit		**739.0**	426.9	1,203.4
Share of income from associate	13	**0.5**	-	-
Total profit from operations and associates	4	**739.5**	426.9	1,203.4
Net finance costs	6	**-**	(11.5)	(4.9)
Profit before tax		**739.5**	415.4	1,198.5
Income tax expense	7	**(132.0)**	(79.2)	(241.9)
Profit for the financial year		**607.5**	336.2	956.6
Attributable to:				
Minority interests		**240.0**	128.7	377.1
Equity holders of the Company (net earnings)		**367.5**	207.5	579.5
		US cents	US cents	US cents
Basic earnings per share	8	**186.4**	105.2	293.9
Dividends to ordinary shareholders of the Company				
Per share		US cents	US cents	US cents
Dividends per share proposed in relation to the period	9	**16.0**	15.0	79.0
Dividends per share paid in the period		**64.0**	24.0	39.0
In aggregate		US$'m	US$'m	US$'m
Dividends proposed in relation to the period	9	**31.5**	29.6	155.8
Dividends paid in the period		**126.2**	47.3	76.9

There was no potential dilution of earnings per share in any period set out above.

The results relate wholly to continuing operations.

Consolidated Balance Sheet

	Notes	At 30.6.05 US$'m	At 30.6.04 US$'m	At 31.12.04 US$'m
Non-current assets				
Intangible asset	10	**88.1**	83.1	93.2
Property, plant and equipment	11	**1,807.1**	1,807.1	1,796.1
Investment property	12	**3.1**	2.8	3.2
Investment in associate	13	**2.4**	-	2.9
Available for sale investments	14	**0.2**	0.2	0.1
Deferred tax assets	18	**2.5**	1.5	1.6
		1,903.4	1,894.7	1,897.1
Current assets				
Inventories		**87.3**	80.9	69.9
Trade and other receivables		**340.1**	190.8	349.8
Current tax assets		**1.6**	4.7	1.0
Financial instruments -derivatives	5	**0.9**	-	0.2
Cash and cash equivalents	20	**1,064.6**	491.3	881.4
		1,494.5	767.7	1,302.3
Total assets		**3,397.9**	2,662.4	3,199.4
Current liabilities				
Short-term borrowings	15, 20	**(103.3)**	(125.5)	(104.7)
Financial instruments -derivatives	5	**(6.2)**	(6.3)	(2.3)
Trade and other payables		**(113.5)**	(106.7)	(135.3)
Current tax liabilities		**(87.8)**	(66.6)	(162.2)
		(310.8)	(305.1)	(404.5)
Non-current liabilities				
Medium and long term borrowings	15, 20	**(421.4)**	(623.6)	(498.1)
Trade and other payables		**(3.1)**	(1.3)	(1.3)
Post-employment benefit obligations	16	**(16.8)**	(12.8)	(16.2)
Long-term provisions	17	**(10.2)**	(11.7)	(13.2)
Deferred tax liabilities	18	**(210.7)**	(140.7)	(196.1)
		(662.2)	(790.1)	(724.9)
Total liabilities		**(973.0)**	(1,095.2)	(1,129.4)
Net assets		**2,424.9**	1,567.2	2,070.0
Equity				
Share capital		**16.6**	16.6	16.6
Share premium		**272.4**	272.4	272.4
Translation reserves		**4.4**	(6.0)	8.5
Retained earnings		**1,409.3**	825.6	1,168.0
Net equity attributable to equity holders of the Company		**1,702.7**	1,108.6	1,465.5
Minority interests		**722.2**	458.6	604.5
Total equity		**2,424.9**	1,567.2	2,070.0

The interim financial information was approved by the Board of Directors on 12 September 2005.

Consolidated Cash Flow Statement

	Note	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
		US$'m	US$'m	US$'m
Cash flows from operations	19	**767.1**	517.3	1,253.5
Dividend from associate		**1.0**	-	-
Income tax paid		**(191.5)**	(4.8)	(14.3)
Net cash flow from operating activities		**576.6**	512.5	1,239.2
Investing activities				
Acquisition of subsidiary		-	-	(0.1)
Recovery of IVA (Chilean VAT) paid on purchase of water concession		**3.8**	-	5.8
Acquisition of investment in associate		-	-	(2.9)
Purchases of property, plant and equipment		**(79.2)**	(31.1)	(80.4)
Proceeds from sale of property, plant and equipment		**0.4**	0.2	0.2
Purchase of available for sale investments		-	(0.4)	-
Proceeds from disposal of available for sale investments		-	0.1	0.1
Net cash used in investing activities		**(75.0)**	(31.2)	(77.3)
Financing activities				
Dividends paid to equity holders of the Company		**(124.3)**	(47.0)	(76.5)
Dividends paid to preference shareholders of the Company		**(0.1)**	(0.1)	(0.2)
Dividends paid to minority interests		**(114.3)**	(18.8)	(120.8)
Interest paid, including payments under interest derivatives		**(11.8)**	(14.2)	(32.5)
Interest received		**14.7**	2.2	11.1
Realised gains from currency swaps		-	7.5	7.5
Net proceeds from issue of new borrowings		-	0.3	558.0
Repayments of borrowings		**(67.1)**	(111.5)	(818.4)
Repayments of obligations under finance leases		**(12.7)**	(1.7)	(2.9)
Movement on medium term deposits		-	27.0	27.0
Net cash used in financing activities		**(315.6)**	(156.3)	(447.7)
Net increase in cash and cash equivalents		**186.0**	325.0	714.2
Cash and cash equivalents at beginning of period		**881.4**	168.7	168.7
Net increase in cash and cash equivalents		**186.0**	325.0	714.2
Effect of foreign exchange rate changes		**(2.8)**	(2.4)	(1.5)
Cash and cash equivalents at end of period	20	**1,064.6**	491.3	881.4

4. Segmental analysis

a) Turnover by operation

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Los Pelambres	**797.0**	488.9	1,362.8
El Tesoro	**176.1**	136.2	296.6
Michilla	**80.0**	66.3	152.1
Mining	**1,053.1**	691.4	1,811.5
Railway and other transport services	**44.7**	39.9	85.7
Water concession	**25.8**	22.1	44.9
	1,123.6	753.4	1,942.1

Notes to turnover by operation

(i) Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$4.1 million (2004 half year – US$3.3 million).

(ii) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed below, to show separately the amounts prior to deduction of tolling charges, the tolling charges involved and the net amounts included in turnover. El Tesoro and Michilla do not generate by-products from their copper cathode operations.

Turnover prior to deduction of tolling charges:

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Copper	**530.6**	413.3	1,098.4
Molybdenum	**341.7**	117.7	374.9
Gold and silver	**9.5**	7.1	16.8
Los Pelambres	**881.8**	538.1	1,490.1

Tolling charges:

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Copper	**(71.0)**	(43.2)	(111.4)
Molybdenum	**(13.6)**	(5.8)	(15.4)
Gold and silver	**(0.2)**	(0.2)	(0.5)
Los Pelambres	**(84.8)**	(49.2)	(127.3)

Turnover (net of tolling charges) included in Group turnover:

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Copper	**459.6**	370.1	987.0
Molybdenum	**328.1**	111.9	359.5
Gold and silver	**9.3**	6.9	16.3
Los Pelambres	**797.0**	488.9	1,362.8

b) Earnings before interest, tax, depreciation and amortisation (EBITDA) by operation

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Los Pelambres	**655.4**	374.7	1,072.0
El Tesoro	**110.8**	82.7	179.6
Michilla	**18.0**	19.6	53.6
Exploration	**(8.0)**	(2.7)	(10.3)
Corporate and other items	**(6.7)**	(3.7)	(10.2)
Mining	**769.5**	470.6	1,284.7
Railway and other transport services	**19.8**	21.0	41.8
Water concession	**17.1**	14.1	30.2
	806.4	505.7	1,356.7

EBITDA is calculated by adding back depreciation, amortisation and amounts written off plant, property and equipment (see Note 4(c)) to operating profit (see Note 4(d)).

c) Depreciation and amortisation by operation

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Los Pelambres	**34.8**	42.3	80.2
El Tesoro	**13.1**	11.2	22.3
Michilla	**6.9**	10.0	13.9
Corporate and other items	**0.2**	0.2	0.4
Mining	**55.0**	63.7	116.8
Railway and other transport services	**4.5**	4.2	9.1
Water concession	**4.1**	3.6	8.3
	63.6	71.5	134.2
Amounts written off plant, property and equipment	**3.8**	7.3	19.1
	67.4	78.8	153.3

d) Operating profit/(loss) by operation

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Los Pelambres	**620.1**	330.8	988.7
El Tesoro	**97.6**	66.6	151.4
Michilla	**9.6**	9.5	31.6
Exploration	**(8.0)**	(2.7)	(10.3)
Corporate and other items	**(6.9)**	(3.9)	(10.7)
Mining	**712.4**	400.3	1,150.7
Railway and other transport services	**14.7**	16.2	30.9
Water concession	**11.9**	10.4	21.8
Group operating profit	**739.0**	426.9	1,203.4
Share of income from associate	**0.5**	-	-
Total profit from operations and associates	**739.5**	426.9	1,203.4

e) Capital expenditure by operation

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Los Pelambres	**35.4**	14.7	47.7
El Tesoro	**28.7**	4.2	10.0
Michilla	**7.1**	7.2	14.8
Corporate and other items	**1.2**	0.1	0.2
Mining	**72.4**	26.2	72.7
Railway and other transport services	**7.0**	4.3	7.1
Water concession	**1.6**	0.7	1.4
	81.0	31.2	81.2

Capital expenditure represents purchase of property, plant and equipment stated on an accruals basis (see Note 11) and may therefore differ from the amount included in the cash flow statement.

5. Derivatives and embedded derivatives

Embedded derivatives – provisionally priced sales

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

The mark-to-market adjustments at the end of each period and the effect on turnover in the income statement for each period are as follows:

Balance sheet	At 30.6.05 US$'m	At 30.6.04 US$'m	At 31.12.04 US$'m
Pelambres - copper concentrate	**2.1**	(15.3)	17.6
Pelambres - molybdenum concentrate	**14.9**	3.1	32.9
Tesoro - copper cathodes	**(0.4)**	-	0.8
Michilla - copper cathodes	**(0.4)**	0.1	0.4
	16.2	(12.1)	51.7

Income statement	Six months ended 30.6.05 US$'m	Six months ended 30.6.04 US$'m	Year ended 31.12.04 US$'m
Mark-to-market effect on turnover	**(35.5)**	(8.8)	11.3

Copper concentrate sales at Los Pelambres totalling 112,900 tonnes at 30 June 2005 remained open as to price, with an average mark-to-market price of 152.9 cents per pound.

Molybdenum concentrate sales at Los Pelambres totalling 1,700 tonnes at 30 June 2005 remained open as to price, with an average mark-to-market price of US$37.4 per pound.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for trading purposes. The Group has not adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, derivatives are measured at each balance sheet date at fair value. Gains and losses arising from changes in fair value are included in the income statement for the period, within operating profit for commodity derivatives and within net finance costs for exchange and interest derivatives.

The mark-to-market adjustments at the end of each period and the effect on operating profit and net finance costs in the income statement for each period are as follows:

Balance sheet	At 30.6.05 US$'m	At 30.6.04 US$'m	At 31.12.04 US$'m
Current assets - derivative financial instruments	**0.9**	-	0.2
Current liabilities - derivative financial instruments	**(6.2)**	(6.3)	(2.3)
	(5.3)	(6.3)	(2.1)

Balance sheet - net position	At 30.6.05 US$'m	At 30.6.04 US$'m	At 31.12.04 US$'m
Commodity	**(3.8)**	-	0.2
Interest	**(1.5)**	(6.3)	(2.2)
Exchange	**-**	-	(0.1)
	(5.3)	(6.3)	(2.1)

Income statement	Six months ended 30.6.05 US$'m	Six months ended 30.6.04 US$'m	Year ended 31.12.04 US$'m
Mark-to-market effect on other operating expenses	**(4.0)**	3.8	4.0
Mark-to-market effect on net finance costs	**0.8**	3.5	7.5
	(3.2)	7.3	11.5

The Group had min/max instruments at 30 June 2005 for 78,150 tonnes of copper production, with a weighted average floor of 117.7 cents per pound and a weighted average cap of 151.7 cents per pound. These instruments had a weighted average duration of 4.4 months and covered a period of 1.5 years.

The Group had interest rate collars at 30 June 2005 with a notional principal amount of US$111.5 million, with a weighted average floor of 5.01% and a weighted average cap of 5.99%. These instruments had a weighted average duration of 1.1 years.

The Group had outstanding forward exchange contracts at 30 June 2005 to buy US dollars and sell pesos with a net value of US$3 million. The duration of these instruments was 1.5 months.

6. Net finance costs

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Interest receivable	**15.4**	9.8	19.2
Interest payable	**(12.2)**	(14.9)	(34.0)
Foreign exchange	**(3.1)**	(9.4)	3.3
Mark-to-market effect of derivatives	**0.8**	3.5	7.5
Preference dividends	**(0.1)**	(0.1)	(0.2)
Discount charge relating to provisions	**(0.8)**	(0.4)	(0.7)
Net finance cost	**-**	(11.5)	(4.9)

In 2004, interest receivable and similar income includes realised gains of US$7.5 million relating to gains under currency swaps.

7. Taxation

The tax charge for the period is comprised as follows:

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Current tax charge	**(118.3)**	(75.7)	(183.1)
Deferred tax charge	**(13.7)**	(3.5)	(58.8)
	(132.0)	(79.2)	(241.9)

Current tax is based on taxable profit for the period. Deferred tax is the tax expected to be payable or recoverable on temporary differences (i.e. differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit). Deferred tax is accounted for using the balance sheet liability method and is provided on all temporary differences with certain limited exceptions. The Group incurs withholding taxes on the remittance of profits from Chile and the other countries in which it operates and deferred tax is provided on undistributed earnings to the extent that remittance is probable in the foreseeable future.

The effective tax rate for the six months ended 30 June 2005 was 17.9%, compared with the Chilean statutory tax rate of 17%. This was principally due to the provision of additional deferred tax of US$8.7 million in the period for withholding taxes. The effective tax rate for the six months ended 30 June 2004 was 19.1% and for the year ended 31 December 2004 was 20.2%. In the 2004 financial year, US$36 million was provided for such withholding taxes accounting for the higher effective tax rate that year.

8. Earnings per share

Earnings per share is calculated on profit after tax and minority interest giving net earnings of US$367.5 million (2004 half year – US$207.5 million) and based on 197,171,339 ordinary shares in issue throughout both periods.

There was no potential dilution of ordinary shares in either 2004 or the six months ended 30 June 2005.

9. Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 23 September 2005.

The Board has declared an interim dividend of 16 cents per ordinary share (2004 half year – 15 cents) for payment on 13 October 2005 to shareholders on the register at the close of business on 23 September 2005. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.8412 (2004 half year - £1=US$1.8151), giving those shareholders who will be paid in sterling an interim dividend of 8.69 pence per ordinary share (2004 half year – 8.2640 pence).

In 2004, the Group proposed an ordinary dividend of 39 cents per share and a special dividend per share of 40 cents per share, giving a total dividend for the year of 79 cents per ordinary share.

10. Intangible asset – concession right

Concession right	**Six months ended 30.6.05**	**Six months ended 30.6.04**	**Year ended 31.12.04**
	US$'m	US$'m	US$'m
Balance at the beginning of the period	**93.2**	90.6	90.6
Amortisation	**(1.6)**	(1.4)	(3.3)
Foreign currency exchange difference	**(3.5)**	(6.1)	5.9
Balance at the end of the period	**88.1**	83.1	93.2

The intangible asset relates to the 30-year concession to operate the water rights and facilities in the Antofagasta Region of Chile which the Group's wholly-owned subsidiary, Aguas de Antofagasta S.A., acquired in December 2003. The intangible asset is being amortised on a straight-line basis over the life of the concession.

11. Property, plant and equipment

	Mining	**Railway and other transport**	**Water Concession**	**Six months ended 30.6.05**	**Six months ended 30.6.04**	**Year ended 31.12.04**
	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m
Balance at the beginning of the period	1,627.2	99.7	69.2	**1,796.1**	1,860.0	1,860.0
Additions	72.4	7.0	1.6	**81.0**	31.2	81.2
Acquisition	-	-	-	-	-	0.2
Transfers and reclassifications	(0.8)	-	-	**(0.8)**	(0.4)	0.3
Disposals and amounts written off property, plant and equipment	(2.5)	(0.6)	(1.1)	**(4.2)**	(7.3)	(19.1)
Depreciation	(55.0)	(4.5)	(2.5)	**(62.0)**	(70.1)	(130.9)
Foreign currency exchange difference	-	(0.6)	(2.4)	**(3.0)**	(6.3)	4.4
Balance at the end of the period	1,641.3	101.0	64.8	**1,807.1**	1,807.1	1,796.1

12. Investment property

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Balance at the beginning of the period	**3.2**	3.0	3.0
Foreign currency exchange difference	**(0.1)**	(0.2)	0.2
Balance at the end of the period	**3.1**	2.8	3.2

Investment property represents the Group's forestry properties, which are held for long-term potential and accordingly classified as investment property held at cost.

13. Investment in associate

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Balance at the beginning of the period	**2.9**	-	-
Acquisition	-	-	2.9
Share of profit before tax	**0.6**	-	-
Share of tax	**(0.1)**	-	-
Dividends received	**(1.0)**	-	-
Foreign currency exchange difference	-	-	-
Balance at the end of the period	**2.4**	-	2.9

The investment in associate refers to the Group's 30% interest in Antofagasta Terminal Internacional S.A. ("ATI"), which operates a concession to manage installations in the port of Antofagasta. The investment was acquired on 16 December 2004 and did not have any material effect on the Group's earnings or operating cash flows in that year.

14. Available for sale investments

Available for sale investments represent those investments which are not subsidiaries, associates or joint ventures and are not held for trading purposes. The fair value of the available for sale investments held by the Group did not differ materially from cost at any period end.

15. Borrowings

		At 30.6.05	At 30.6.04	At 31.12.04
		US$'m	US$'m	US$'m
Los Pelambres				
	Corporate loans	**(419.8)**	(552.8)	(457.9)
	Other loans	**(16.7)**	(21.5)	(19.1)
El Tesoro				
	Corporate loans	**(73.7)**	(138.4)	(99.7)
	Subordinated debt	-	(9.7)	-
	Finance leases	**(0.3)**	(13.2)	(12.2)
Michilla				
	Finance leases	**(3.2)**	(1.6)	(2.1)
Railway and other transport services				
	Loans	**(7.4)**	(8.2)	(7.9)
Other				
	Preference shares	**(3.6)**	(3.7)	(3.9)
Total		**(524.7)**	(749.1)	(602.8)

Loans at 30 June 2005 are shown net of deferred financing costs of US$2.2 million (30 June 2004 – US$2.5 million; 31 December 2004 – US$2.4 million). The amount in relation to Los Pelambres was US$1.9 million (30 June 2004 – nil; 31 December 2004 – US$2.1 million). The amount in relation to El Tesoro was US$0.3 million (30 June 2004 – U$2.5 million; 31 December 2004 – US$0.3 million)

Maturity of borrowings

	At 30.6.05	At 30.6.04	At 31.12.04
	US$'m	US$'m	US$'m
Short-term borrowings	**(103.3)**	(125.5)	(104.7)
Medium and long-term borrowings	**(421.4)**	(623.6)	(498.1)
	(524.7)	(749.1)	(602.8)

Loans are predominantly floating rate. However the Group periodically enters into interest rate derivative contracts to manage its exposure to interest rates. Details of derivative instruments held by the Group are given in Note 5.

16. Post-employment benefit obligation

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Balance at the beginning of the period	**(16.2)**	(13.0)	(13.0)
Charge to operating profit in the period	**(2.5)**	(1.0)	(3.2)
Release of discount to net interest in period	**(0.4)**	(0.2)	(0.1)
Reclassification	**1.0**	(0.3)	(0.5)
Utilised in period	**0.4**	0.6	0.7
Foreign currency exchange difference	**0.9**	1.1	(0.1)
Balance at the end of the period	**(16.8)**	(12.8)	(16.2)

The post employment benefit obligation relates to the provision for severance indemnities which are payable when an employment contract comes to an end, in accordance with normal employment practice in Chile and other countries in which the Group operates. The severance indemnity obligation is treated as an unfunded defined benefit plan, and the calculation is based on valuations performed by an independent actuary.

17. Long-term provisions

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Balance at the beginning of the period	**(13.2)**	(11.6)	(11.6)
Charge to operating profit in the period	**3.9**	0.6	1.2
Release of discount to net interest in period	**(0.5)**	(0.2)	(0.6)
Utilised in period	**(0.4)**	(0.5)	(2.2)
Balance at the end of the period	**(10.2)**	(11.7)	(13.2)
Analysed as follows:			
Decommissioning and restoration	**(10.0)**	(11.6)	(13.0)
Termination of water concession	**(0.2)**	(0.1)	(0.2)
Balance at the end of the period	**(10.2)**	(11.7)	(13.2)

Decommissioning and restoration costs relate to the Group's mining operations. Costs are estimated on the basis of a formal closure plan and are subject to regular formal review.

18. Deferred tax assets and liabilities

	Six months ended 30.6.05	Six months ended 30.6.04	Year ended 31.12.04
	US$'m	US$'m	US$'m
Net position at the beginning of the period	**(194.5)**	(135.7)	(135.7)
Charge to tax on profit in period	**(13.7)**	(3.5)	(58.8)
Net position at the end of the period	**(208.2)**	(139.2)	(194.5)
Analysed between:			
Deferred tax assets	**2.5**	1.5	1.6
Deferred tax liabilities	**(210.7)**	(140.7)	(196.1)
Net position	**(208.2)**	(139.2)	(194.5)

19. Reconciliation of profit before tax to net cash inflow from operating activities

	Six months ended 30.6.05	*Six months* ended 30.6.04	*Year ended* 31.12.04
	US$'m	US$'m	US$'m
Profit before tax	**739.5**	415.4	1,198.5
Depreciation and amortisation	**63.6**	71.5	134.2
Amounts written off property, plant and equipment	**3.8**	7.3	19.1
Net finance costs	**-**	11.5	4.9
Share of profit of associate	**(0.5)**	-	-
Increase in inventories	**(17.6)**	(20.1)	(9.5)
Decrease/(increase) in debtors	**4.0**	20.7	(140.7)
(Decrease)/increase in creditors and provisions	**(25.7)**	11.0	47.0
Cash flow from operations	**767.1**	517.3	1,253.5

20. Analysis of changes in net borrowings

	At 1.1.05	Cash Flows	Other	Exchange	At 30.06.05
	US$'m	US$'m	US$'m	US$'m	US$'m
Cash and cash equivalents	881.4	186.0	-	(2.8)	**1,064.6**
Bank borrowings due within one year	(102.1)	51.1	(50.9)	0.1	**(101.8)**
Bank borrowings due after one year	(482.5)	16.0	50.7	-	**(415.8)**
Finance leases due within one year	(2.6)	2.3	(1.3)	0.1	**(1.5)**
Finance leases due after one year	(11.7)	10.4	(0.7)	-	**(2.0)**
Preference shares	(3.9)	-	-	0.3	**(3.6)**
Total borrowings	(602.8)	79.8	(2.2)	0.5	**(524.7)**
Net borrowings	278.6	265.8	(2.2)	(2.3)	**539.9**

Net cash/(borrowings)

Net cash and net borrowings at the end of each period is as follows:

	At 30.6.05	At 30.6.04	At 31.12.04
	US$'m	US$'m	US$'m
Cash and cash equivalents	**1,064.6**	491.3	881.4
Total borrowings	**(524.7)**	(749.1)	(602.8)
	539.9	(257.8)	278.6

21. Reconciliation between UK GAAP and IFRS

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 13 September 2005. The news release, together with the full statement "Adoption of International Financial Reporting Standards and Restatements for 2004" is available on the Company's website and from the Company's registered office, 5 Princes Gate London SW7 1QJ (telephone: +44 20 7808 0988). The statement includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

a. net earnings (profit after tax and minority interests) for the six months ended 30 June 2004 and the year ended 31 December 2004;
b. net equity (excluding minority interests) at 1 January 2004 (the date of transition), 30 June 2004 and 31 December 2004.

The statement also includes detailed IFRS accounting policies adopted by the Company in preparing its consolidated financial statements. A summary of the detailed information is provided in the statements is set out below.

Reconciliation of net earnings under UK GAAP to net earnings after IFRS

	Half year 30.06.04 US$'m	Full year 31.12.04 US$'m
UK GAAP - Net earnings	**222.3**	**558.3**
Mark-to-market of provisionally priced sales	(11.7)	12.0
Mark-to-market of financial derivatives	4.3	6.2
Reclassification of preference dividends to finance costs	(0.1)	(0.2)
Post-employment benefits - measurement of severance indemnities	0.6	-
Change in functional currency of subsidiary	(1.0)	1.1
Exchange differences on intra-group items	(7.7)	0.5
Recognition of deferred tax on temporary differences	0.8	1.6
Total adjustments	(14.8)	21.2
IFRS - Net earnings	**207.5**	**579.5**

Net earnings are stated after tax and minority interests.

Reconciliation of shareholders' funds under UK GAAP to net equity under IFRS

	01.01.04 US$'m	30.06.04 US$'m	31.12.04 US$'m
UK GAAP - shareholders' funds	**905.9**	**1,079.5**	**1,322.7**
Mark-to-market of provisionally priced sales	13.7	2.0	25.7
Mark-to-market of financial derivatives	(7.4)	(3.1)	(1.2)
Reversal of proposed ordinary dividends	47.3	29.6	126.2
Reclassification of preference shares to borrowings	(3.5)	(3.7)	(3.9)
Post-employment benefits - measurement of severance indemnities	(1.5)	(0.9)	(1.5)
Change in functional currency of subsidiary	-	4.5	(4.0)
Currency treatment of non US dollar fair value adjustments	(0.4)	(0.4)	(0.4)
Recognition of deferred tax on temporary differences	0.3	1.1	1.9
Total adjustments	48.5	29.1	142.8
IFRS - net equity	**954.4**	**1,108.6**	**1,465.5**

Net equity is stated excluding minority interests.

22. Other disclosures

Contingent assets and liabilities

There were no material contingent assets or liabilities in the period.

Changes in estimates

During the six months ended 30 June 2005, the Group conducted a formal review of its mine closure plans and accordingly reassessed the decommissioning and restoration provisions for each mine.

As a result of the review, the provision at Los Pelambres was reduced by US$5.0 million, principally as a result of the extension of the mine life following the approval of the Environmental Impact Assessment in 2004 which increased the mine's reserves. Of this amount, US$0.8 million related to decommissioning costs and this amount has been credited against property, plant and equipment. The balance of US$4.2 million related to restoration costs and has been credited against operating profit. There were no material changes to the provisions at El Tesoro or Michilla.

Related Party Transactions

The ultimate parent company of the Group is Metalinvest Establishment, a company controlled by the estate of Mr. A A Luksic and his family interests. The Company's subsidiaries, in the ordinary course of business, enter into various sale, purchase and transactions with companies also controlled by the estate of Mr. A A Luksic and his family interests, including Quinenco S.A., a Chilean industrial and financial conglomerate the shares of which are traded on the Santiago and New York Stock Exchanges. These transactions are under terms that are no more favourable than those arranged with third parties. These transactions, in total, are not considered to be material.

The Group has a 30% interest in Antofagasta Terminal Internacional S.A. ("ATI"), which is accounted for as an associate. The Group received dividends during the period of US$1.0 million, as disclosed in the Consolidated Cash Flow Statement on page 13.

23. Currency translation

Assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars at the average rate for each period.

	Period end rates	Average rates
30.06.05	US$ 1.7905 = £1; US$1 = Ch$579	US$1.8737 = £1; US$1 = Ch$580
30.06.04	US$1.8185 = £1; US$1 = Ch$636	US$1.8222 = £1; US$1 = Ch$608
31.12.04	US$1.9257 = £1; US$1 = Ch$557	US$1.8457 = £1; US$1 = Ch$607

24. Distribution

These results will be sent by first class post to all shareholders on 13 September 2005. Copies of this report will be available for members of the public who are not shareholders at the Company's registered office, 5 Princes Gate, London SW7 1QJ (telephone: +44 20 7808 0988).

Independent Review Report to Antofagasta plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of changes in equity and related Notes 1 to 24, with the exception of Note 2. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in Note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. Accordingly, the Interim Report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London
12 September 2005



Quarterly Production Report Q2 2005

27 July 2005

Highlights

- **Group cash costs remain at a record low due to continued high molybdenum prices.**
- **Group production in Q2 was 108,500 tonnes compared with 118,900 tonnes in Q1.**
- **Molybdenum production at Los Pelambres increased to 2,500 tonnes in Q2 compared with 2,200 tonnes in Q1.**

Group Total	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Total copper production ('000 tonnes)	**118.9**	**108.5**			**227.4**	**235.4**	**498.4**
Weighted average cash costs (cents per pound)	**(7.9)**	**(9.6)**			**(8.7)**	**31.2**	**24.3**

Los Pelambres

Los Pelambres produced 74,400 tonnes of payable copper in Q2, 7.7% less than in the previous quarter. This reduction was due both to lower ore throughput as a result of planned maintenance carried out in June as well as the lower ore grade expected in the current sequence of the mine plan. Production in the first six months of the year reached 154,900 tonnes whilst shipments, due to timing differences, were 150,600 tonnes.

Molybdenum production rose from 2,200 tonnes in Q1 to 2,500 tonnes in Q2, due to better grades and recoveries. Molybdenum prices also increased, with market prices averaging US$35.3 per pound compared with US$31.4 per pound in Q1. The by-product credit reached 126.8 cents per pound of copper produced, 16.9 cents above Q1.

The significant by-product credit outweighed underlying costs by 50.6 cents (i.e. negative cash costs) compared with -45.9 cents in Q1. Increased underlying costs were affected by the lower production volume as well as higher treatment and refining charges due to a significant volume of spot sales in June.

El Tesoro

El Tesoro produced 23,600 tonnes in Q2, 10.3% lower than in the previous quarter mainly due to reduced ore throughput while additional processing capacity was installed. In addition, the SX-EW plant suffered a temporary stoppage in June due to a rupture in the raffinate pipeline which has since been resolved. Nevertheless, these factors were partly offset by the higher ore grade in the quarter in line with the mine plan.

Cash costs increased 2.3 cents per pound compared to the previous quarter to reach 60.1 cents per pound in Q2 in line with expectations. The higher cash cost was due to the lower production level and higher costs arising from a higher waste-to-ore ratio, fuel costs and acid costs.

El Tesoro is continuing to seek environmental approval for the crushing plant expansion which may delay its implementation and could marginally impact the current production forecast of 99,000 tonnes for 2005 by up to 5,000 tonnes.

Enquiries:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Desmond O'Conor
doconor@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 7367 8873


ANTOFAGASTA PLC

Michilla

Production in Q1 was 10,600 tonnes, 11.7% below the previous quarter. The decrease was mainly due to the lower ore grade as a result of operational factors in the underground mine referred to in last quarter's report as well as lower grades in the Lince open pit. In addition the ore processing level was lower this quarter due to a difficulty with the secondary crushing system.

Cash costs reached 123.2 c/lb in Q2, 20.8 cents per pound over the previous quarter due primarily to lower production and increases in acid, fuel and reagent prices.

Transport

Total tonnage transported (both rail and road) in the first half of 2005 reached 2.9 million tons which represents an increase of 4% compared to the same period last year.

Water

Water sales in the first half of 2005 increased 3.3% to 16.6 million cubic metres in comparison with the same period last year.

Quarterly Production Report Q2 2005


ANTOFAGASTA PLC

Los Pelambres	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Daily average ore treated ('000 tonnes)	129.0	124.0			126.5	121.4	125.9
Average ore grade (%)	0.79	0.77			0.78	0.88	0.88
Average recovery (%)	91.0	90.2			90.6	88.1	89.1
Concentrate produced ('000 tonnes)	222.0	202.6			424.6	453.5	948.8
Average concentrate grade (%)	37.5	38.6			38.0	37.6	38.2
Fine copper in concentrate ('000 tonnes)	83.3	76.9			160.3	170.7	362.6
Payable copper in concentrate ('000 tonnes)	80.6	74.4			154.9	165.0	350.6
Payable moly ('000 tonnes)	2.2	2.5			4.7	3.7	7.9
Cash costs (before by-product) (cents per pound)	64.0	76.2			69.9	53.1	53.7
By - product credits (cents per pound)	(109.9)	(126.8)			(118.0)	(35.0)	(45.8)
Cash costs (cents per pound)	(45.9)	(50.6)			(48.1)	18.0	7.9

El Tesoro	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Daily average ore treated ('000 tonnes) *	26.3	22.9			24.6	24.2	25.4
Average ore grade (%)	1.34	1.41			1.37	1.34	1.35
Average recovery (%)	82.4	81.8			82.1	78.2	78.1
Copper cathodes ('000 tonnes)	26.3	23.6			49.9	46.9	97.8
Cash costs (cents per pound)	57.8	60.1			58.9	50.5	52.4

Quarterly Production Report Q2 2005



Michilla	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Daily average ore treated ('000 tonnes)	15.3	14.5			14.9	15.9	16.1
Average ore grade (%)	1.09	0.99			1.04	1.08	1.11
Average recovery (%)	76.1	75.7			75.9	75.1	75.4
Copper cathodes ('000 tonnes) *	12.0	10.6			22.6	23.5	50.0
Cash costs (cents per pound)	102.4	123.2			112.2	84.7	85.6

Transport	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Rail tonnage transported ('000 tons)	1,126	1,090			2,216	2,132	4,479
Road tonnage transported ('000 tons)	348	379			728	698	1,414

Water	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Acc 2005	Acc 2004	Full Year 2004
Water volume sold – potable and untreated ('000 m^3) *	8,315	8,242			16,557	16,025	32,575

(*) Note : Minor adjustments have been made to the Q1 2005 figures previously reported for El Tesoro daily average ore treated, Michilla copper cathodes (and therefore group copper production and group cash cost) and water sales.


ANTOFAGASTA
PLC

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax + 44 20 7808 0986
info@antofagasta.co.uk

ANTOFAGASTA PLC

COMMENTS MADE BY MR. JEAN-PAUL LUKSIC, CHAIRMAN AT THE ANNUAL GENERAL MEETING

London: 14 June 2005:- Copper production overall was slightly up on forecasts for the first five months at 194,800 tonnes of payable copper and we should meet the 2005 forecast of 470,000 tonnes.

Los Pelambres saw an increase compared to the same period last year from 129,000 tonnes of payable copper to 132,500 tonnes in the first five months. I should also mention that your Board has, as anticipated, now formally ratified the Pelambres board decision for the expansion of ore throughput from 125,000 tonnes per day to 140,000 tonnes per day. The cost of this expansion is estimated at US$180 million and is expected to be completed by mid-2007. This first step in our latest expansion plans further enhances the economics of the Los Pelambres operation and allows further incremental expansions which are currently in the planning stage. Work on the US$457 million Mauro tailings dam project is also now under way and the project is on time although these are early days. You will recall that provision for this sum has already been made from cash-flow.

El Tesoro continues to do better than expected and crushing plant expansion will average 10.5 million tonnes per year. Increased plant capacity will grow as mentioned after a marginal $7 million investment.

The Michilla mine is facing some difficulties with lower production due to declining grades and a tunnel landslide: however, this should not have any major impact on Group results overall. In addition we are widening the exploration programme at Michilla to expand the mine life beyond 2011.

We take safety matters very seriously indeed and can report one of the highest safety indices in the industry. Regrettably, however, I have to report one fatal accident at Michilla which was obviously of great concern to us. The Group has always been very conscious of its social and environmental responsibilities. It continues and will continue to exert great effort in this direction and this has been recognised by the Chilean authorities (who set high standards on this) and other institutions in various awards.

A few words on new projects might be appropriate. We have started work on Esperanza, which is near to El Tesoro, and the exploration tunnel is well under way. This will allow us to complete the pre-feasibility study by the end of 2006. We continue to look for growth opportunities both inside and outside Chile.

The Group has benefited from strong commodity prices and the considerable and valuable commitment of its management and personnel.



Both the transport and water companies continue to do well. Mining sector growth in the area to date has been of benefit to both our railway and the water companies with, in addition, some new mining projects in the offing.

Overall the Group's prospects for 2005 are good based on copper and molybdenum prices. We believe that copper market conditions will continue firm due to critically low stock levels; however, the copper price should ease slightly towards the end of the year when the smelter maintenance shutdowns finish. The molybdenum market has also benefited from high steel consumption in China and the growing demand for catalyst fabrications worldwide.

Before concluding, I should mention the matter of the proposed royalty charges specific to the mining industry in Chile. Congress approved in May the imposition of a 5% mining tax on operational profits. Whilst regrettable, we estimate the overall impact on the Group as adding 3% on the effective tax rate. Nevertheless, the impact has been capped considering that mining property rights have not been affected and that companies may enter into a contract with the Chilean State that cannot be modified by a future law and which guarantees that there will be no further specific taxes for mining for a period of 12 years.

As you will recall, 2004 was an excellent year for Antofagasta, and based on commodity prices and performance to date, 2005 should be another good year. Our financial position remains solid and we have now initiated a key project for the future development of the Group. We will continue to focus on developing our promising opportunities for growth.

- Ends -

For further enquiries:

Desmond O'Conor, Antofagasta plc
+44 20 7808 0988
doconor@antofagasta.co.uk

Keith Irons, Bankside Consultants
+44 20 7367 8873
keith@bankside.com



5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax + 44 20 7808 0986
info@antofagasta.co.uk

APPOINTMENT OF NON-EXECUTIVE DIRECTORS

London: 3 May 2005:- Antofagasta plc announces the appointment today of two additional Non-Executive Directors, Mr Juan Claro and Mr Jozsef Ambrus. Both are Chilean citizens.

Mr Claro, 54 years old, a Civil Engineer, is a graduate of the Universidad Catolica de Chile. He has held many important Board positions in major Chilean companies (particularly in the oil and gas industries – Gasco, Metrogas, Gasandes and Gasnor) and is currently a member of the Board of Telefónica-CTC (the main Chilean telephone company owned by Telefónica España).

Mr Ambrus, 61 years old, is a graduate of the University of Chile and obtained a PhD in Geological Sciences at the University of Salamanca in Spain. He is a widely experienced geologist with a renowned international reputation and has worked from 1970 to 1980 for Codelco, ultimately as Chief Geologist. He has been a director and consultant of many companies around the world.

Mr Ambrus has been a non-executive Director of Antofagasta Minerals S.A. since 1997 and was recently appointed a member of the Michilla Board. Mr Claro was appointed a non-executive Director of Antofagasta Minerals S.A. this year. Both Antofagasta Minerals S.A. and Minera Michilla S.A. are part of the Antofagasta Group.

The Company said today that they are pleased that Jozsef Ambrus and Juan Claro have agreed to join the Board of Antofagasta plc. They bring a wide range of very practical experience of both Chilean and international business to the Company.

Enquiries:

Desmond R. O'Conor
Tel: +44 207 808 0988
doconor@antofagasta.co.uk

Keith Irons
Bankside Consultants
Tel: +44 207 444 4155
keith@bankside.com



5 Princes Gate
London
SW7 1QJ

Telephone: + 44 20 7808 0988
Fax + 44 20 7808 0986
info@antofagasta.co.uk

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

London: 7 April 2005: – Antofagasta plc, announces the appointment today of Mr Guillermo Luksic as a Non-Executive Director of the Company.

Mr Luksic, who is 48 years old, has long experience of operating in different business sectors both in Chile and throughout Latin America. He is a Director of Banco de Chile and Chairman of several public companies, including Quiñenco S.A., a Chilean industrial and financial conglomerate; CCU, the country's principal brewing company and Madeco, a manufacturer of copper and aluminium products. The shares of all these companies are traded on both the Chilean and New York Stock Exchanges.

The Company said today: "We are very pleased that Guillermo Luksic has agreed to join the Board of Antofagasta, as he brings a wide knowledge of Chilean and international business as well as recognised entrepreneurial skills".

Enquiries:-

Desmond R. O'Conor
Tel: +44 207 808 0988
doconor@antofagasta.co.uk

Philip Adeane
Tel : +44 207 808 0988
padeane@antofagasta.co.uk

Keith Irons
Bankside Consultants
Tel: +44 20 7444 4155
keith@bankside.com


ANTOFAGASTA PLC

Preliminary Results Announcement for the year ended 31 December 2005

14 March 2006

HIGHLIGHTS

- **Record financial results:**
  - cash flow from operations was up 31% to US$1.6 billion;
  - profit before tax was up 28% to US$1.5 billion;
  - earnings per share were up 25% to 368.1 cents.
- **Total dividend for the year up 39% to 110 cents per share.** The final dividend of 94 cents* comprises:
  - an ordinary dividend of 24 cents;
  - a special dividend of 70 cents.
- **Strong metal prices have benefited the Group, offsetting an expected 6.2% decrease in copper production and higher operating costs mainly from industry-wide pressures:**
  - Average LME copper price up 29% to 167.1 cents per pound;
  - Average market molybdenum price doubled to US$32 per pound;
  - Group weighted average cash costs down 43% to 13.9 cents per pound to strong by-product credits.
- **Molybdenum production increased by 10% to 8,700 tonnes, partly as a result of maximising production to benefit from high prices.**
- Two major capital expenditure programmes with a combined cost of US$0.6 billion, the Mauro dam and plant expansion, are underway at Los Pelambres. These will allow the 2 billion tonne ore reserves to be utilised and will increase production from 2007 as planned.
- Throughput expansion at El Tesoro to 10.5 million tonnes per annum completed.
- Esperanza now expected to complete the feasibility stage by the end of 2006. The estimated drilled inferred ore resource has increased to 786 million tonnes with a 42% increase in contained copper, and with gold and molybdenum credits.
- Solid results from the railway and water businesses. Both have signed contracts with new mine developments, and are well-placed to benefit from the increase in mining activity in northern Chile.
- The Group continues to look at opportunities to secure world-class mining assets to enhance its overall growth profile. The offer announced on 14 February 2006 to acquire Tethyan Copper Company in order to develop its assets jointly with Barrick Gold Corporation is an example of this.

FULL YEAR TO 31 DECEMBER		2005	2004	% Change
Group turnover	US$'m	2,445.3	1,942.1	25.9%
Cash flow from operations	US$'m	1,647.5	1,253.5	31.4%
Profit before tax	US$'m	1,536.3	1,198.5	28.2%
Earnings per share	cents	368.1	293.9	25.2%
Interim dividend (paid in October)	cents	16	15	6.7%
Recommended final ordinary dividend*	cents	24	24	-%
Recommended special dividend*	cents	70	40	75%
Total dividends	cents	110	79	39.2%
LME copper price (per pound)	cents	167.1	130.0	28.5%
Group copper production	'000 tonnes	467.3	498.4	(6.2)%
Group weighted average cash costs** (net of by-products)	cents	13.9	24.3	(42.8)%
Market molybdenum price	US$	32.0	16.2	97.5%
Group molybdenum production	'000 tonnes	8.7	7.9	10.1%

HIGHLIGHTS (continued)

Marcelo Awad, Chief Executive Officer of Antofagasta Minerals S.A., commented, "These are excellent results for Antofagasta, with high metal prices supporting a sound operating performance. Following an already strong year in 2004, results in 2005 increased by over 25%. Antofagasta is also seeking to enhance its overall growth profile, both by developing its existing assets and by seeking to secure rights to world-class mining assets. The Group's strong financial position has enabled it to increase total dividends for the year by 39% while continuing to invest in profitable growth."

Antofagasta is a Chilean-based mining group listed in the United Kingdom. In addition to copper mining, its interests include rail and road transport operations and water distribution.

** Dividends are paid in either sterling or US dollars. The conversion rate for dividends to be paid in sterling will be set on 16 May 2006.*

*** Cash cost is a method used by the mining industry to express the cost of production in cents per pound of copper, and is further explained in Note 2(b)(iii) to the Preliminary Results Announcement.*

Enquiries – London

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago

Antofagasta Minerals S.A.
Tel +562 377 5145

Alejandro Rivera
Email: arivera@aminerals.cl

Issued by
Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

DIRECTORS' COMMENTS FOR THE YEAR TO 31 DECEMBER 2005

The Group achieved strong results, capitalising on a background of favourable market conditions. Profit before tax was up 28.2% to US$1,536.3 million (2004 – US$1,198.5 million) with earnings per share up 25.2% to 368.1 cents (2004 – 293.9 cents). LME copper prices averaged 167.1 cents per pound (2004 – 130.0 cents per pound), an increase of 28.5%, while molybdenum market prices nearly doubled to average US$32.0 per pound (2004 – US$16.2 per pound). The Group also benefited from higher molybdenum production of 8,700 tonnes (2004 – 7,900 tonnes), but as expected Group copper production decreased by 6.2% at 467,300 tonnes (2004 – 498,400 tonnes). This was mainly due to lower ore grades at Los Pelambres, partly as a result of the decision to maximise molybdenum production to take advantage of high prices. Weighted average cash costs, which include by-product credits, were 42.8% lower at 13.9 cents per pound as the strong prices and increased molybdenum production offset increased operating costs. The Group's transport and water operations also had a satisfactory year with strong volumes.

During 2005, the Group progressed with a number of important steps regarding its future development. At Los Pelambres, work continued with the Mauro tailings dam, which will enable the existing 2 billion tonne ore reserves to be utilised with a mine life extending to 2047. A plant expansion to increase ore throughput to 140,000 tonnes per day was also begun to increase future copper production. Both these programmes should be completed in 2007. El Tesoro completed its expansion of throughput to 10.5 million tonnes per annum, which will help offset the effect of lower ore grades. Michilla initiated a technical review of its reserves with a view to developing a new mine plan in 2006 to determine future production levels. The Group also progressed with a number of exploration projects, notably the Esperanza copper project, where the drill-inferred resource has increased to 786 million tonnes of ore (representing a 42% increase in contained copper), with gold and now also molybdenum credits. This project is now expected to complete the feasibility stage by the end of 2006. The Group also examined a number of new opportunities in the course of the year. On 14 February 2006 it announced an offer to acquire the Tethyan Copper Company Limited, which if successful, would provide it with an opportunity to develop copper-gold assets in North-West Pakistan in partnership with Barrick Gold Corporation, the largest gold producer in the world. The railway and water businesses have also signed contracts with new mine developments, and are well-placed to benefit from any increase in mining activity in Northern Chile.

Cash flow from operations in 2005 was US$1,647.5 million (2004 – US$1,253.5 million) and the net increase in cash and cash equivalents (after taxes paid, debt repayment, capital expenditure and dividends) was US$427.5 million (2004 – US$714.2 million). Net cash at the year-end was US$851.5 million (2004 – US$278.6 million). These cash reserves will fund the Group's capital expenditure programmes, including the Mauro dam and plant expansion projects at Los Pelambres, tax payments relating to 2005 profits and new opportunities which may arise. The Board recommends a final dividend of 24 cents and a special

dividend of 70 cents, bringing the total dividend for the year, including the interim dividend paid in October 2005, to 110 cents (2004 – 79 cents).

Review of Operations

Los Pelambres

Los Pelambres had a record year with operating profit up 36.6% to US$1,350.4 million, compared with US$988.7 million in 2004. Realised copper prices were 189.2 cents per pound (2004 – 141.5 cents per pound), reflecting strong LME prices and pricing adjustments on close-out of provisional sales, while realised molybdenum prices were US$31.4 per pound (2004 – US$21.5 per pound).

Los Pelambres produced 322,800 tonnes of payable copper compared with 350,600 tonnes in 2004. Lower ore grades averaged 0.80% (2004 – 0.88%) due to normal grade decline anticipated under the mine plan and also as a result of maximising molybdenum production. The decrease was partly offset by higher ore throughput as average processing levels increased to 128,100 tonnes per day (tpd) of ore compared with 125,900 tpd in 2004.

Molybdenum production increased to 8,700 tonnes (2004 – 7,900 tonnes) as selective mining resulted in higher grades and improved recoveries. Cash costs, which are stated net of by-product credits, reached negative 17.1 cents per pound, as molybdenum revenues outweighed Los Pelambres' operating costs. Excluding by-product credits, copper and molybdenum production cash costs in the period increased to 74.7 cents per pound of copper produced (2004 - 53.7 cents per pound). This was partly due to higher treatment and refining charges for copper and higher roasting charges for molybdenum which together increased by 11.1 cents per pound to 27.6 cents per pound in 2005. Input prices such as steel, energy and oil have also risen in the current strong economic environment. Costs were to a lesser extent also affected by the lower ore grade.

During 2005, Los Pelambres further reduced its borrowings with repayments totalling US$81.5 million, following the replacement of its project finance loans with unsecured corporate loan facilities at the end of 2004. Total borrowings were US$395.8 million at 31 December 2005.

Los Pelambres is currently undertaking two major capital expenditure programmes, the Mauro tailings dam project and the expansion of the plant to 140,000 tpd. These have a combined budget of US$639 million and are being financed by the cash resources of Los Pelambres.

Work began on the Mauro tailings dam at the end of 2004, following approval of the Environmental Impact Study earlier that year. The dam provides Los Pelambres with sufficient storage capacity for its 2 billion tonnes of existing ore reserves, with a mine plan now extending to 2047. During 2005, all necessary

permits for the completion of the Mauro tailings dam were obtained. Physical progress of 20% was achieved, and the project is expected to be completed as planned by the end of 2007. The Mauro project has a budget of US$457 million, although the stronger Chilean peso and higher steel costs may increase the eventual total costs. Cumulative expenditure to 31 December 2005 since the project began has been US$71.9 million, of which US$50.3 million was incurred during the year.

In the first half of 2005, the Los Pelambres board approved an expansion of the concentrator plant to increase average ore throughput to 140,000 tpd. This will be achieved by re-powering the grinding lines and installing an additional fifth ball mill at the concentrator plant. Work on this project, costing approximately US$182 million, has begun and is expected to be completed on time and within budget by mid-2007, when Los Pelambres should start to benefit from the resulting higher production. Costs of US$10.7 million had been incurred by the end of 2005.

In 2006, the ore processing level is expected to average 126,300 tpd while the ore grade is expected to average 0.77%. As a result, production of payable copper in 2006 is expected to be around 308,000 tonnes compared with the 322,800 tonnes produced in 2005. Copper production should increase from mid-2007 as the plant expansion comes on stream. Molybdenum production in 2006 is forecast to increase to around 10,800 tonnes with better grades processed averaging 0.030% (2004 – 0.022%) to maximise production.

Cash costs before by-product credits in 2006 are expected to increase by around 13 cents per pound from the 2005 level mainly as a result of industry pressures. These include higher treatment and refining charges (which partly depend on the copper price), roasting charges for molybdenum, the continued strength of the Chilean peso and inflation, combined to a lesser degree with the impact of slightly lower copper grades. Nevertheless, molybdenum prices remain well above historical averages and, together with increased molybdenum production, should continue to benefit Los Pelambres. Capital expenditure for 2006 is estimated at US$460 million, which includes US$257 million on the Mauro dam and US$136 million on the plant expansion.

Los Pelambres is reviewing options for possible further expansion and, as part of this review, will begin the first stage of a two-year exploration programme to identify additional deposits beyond the existing 3.1 billion tonne resource.

El Tesoro

Operating profit at El Tesoro rose by 14.2% from US$151.4 million in 2004 to US$172.9 million this year. Realised copper prices were 175.7 cents per pound, compared with 136.9 cents per pound last year, reflecting the improved LME prices as well as strong premiums due to the tight cathode market.

Production at El Tesoro increased to 98,100 tonnes (2004 – 97,800 tonnes) as the higher ore throughput level compensated for the expected reduction in ore grade from 1.35% to 1.23%.

Cash costs rose to 66.1 cents per pound compared with 52.4 cents in 2004. This increase was partly due to mine-specific factors including a higher waste-to-ore ratio and lower ore grades, but also to cost pressures common to other Chilean mines, including the stronger Chilean peso and higher fuel, energy and sulphuric acid costs which have risen in the current economic environment. El Tesoro's results were also affected by the effect of commodity hedging, which reduced operating profit in 2005 by US$24.8 million, including mark-to-market adjustments of US$17.0 million for hedges due to mature in 2006.

In December 2004, El Tesoro replaced its project finance loans with unsecured corporate facilities. During 2005, repayments of US$56.2 million were made. This included scheduled repayments of US$20 million and additional prepayments of US$24 million on the corporate facilities, and early repayment of finance lease obligations of US$12.2 million. El Tesoro's borrowings at 31 December 2005 were US$56.1 million.

During January 2006, El Tesoro obtained formal approval from the relevant environmental authorities regarding the plant optimisation carried out during 2005. This increases the current annual ore throughput to 10.5 million tonnes, compared with the previous level of 9.7 million tonnes, and will partly compensate for lower ore grades in the following years. In 2006, El Tesoro expects to produce 91,600 tonnes of cathodes mainly reflecting reduction in the ore grade under the mine plan to 1.14%. Cash costs are expected to be approximately 78 cents per pound, reflecting the impact of lower production and the higher waste-to-ore ratio, as well as other cost factors including exchange rates and local inflation.

Michilla

Michilla faced a challenging year despite the strong commodity price environment. Cathode production for 2005 was 46,400 tonnes (2004 – 50,000 tonnes), a decrease of 7.2% due to lower throughput and slightly lower ore grades. The lower throughput resulted from operational difficulties at the underground mine in the first half of the year, which have since been resolved, and modifications required to the secondary crushing line, together with lower ore grades at the Lince open pit.

Cash costs reached 118.8 cents per pound in 2005, 33.2 cents higher than the previous year, due to these operational issues as well as similar industry-wide cost pressures to El Tesoro. Michilla's results were also affected by the effect of commodity hedging, which reduced operating profit by US$43.8 million, including mark-to-market adjustments of US$27.5 million for hedges due to mature in 2006. Following a review of carrying values, a US$30.0 million impairment charge was also recognised. Consequently, Michilla recorded an operating loss of US$31.1 million in 2005 compared with an operating profit of US$31.6 million in 2004. Excluding the mark-to-market hedging losses relating to 2006 and the impairment

provision, EBITDA (earnings before interest, taxes, depreciation and amortisation, further explained in Note 4(a)(vi)) and operating profit at Michilla for 2005 would have been US$43.8 million and US$26.4 million respectively.

Cathode production for 2006 is expected to be 41,900 tonnes mainly due to the effect of ore grades, with cash costs around 127 cents per pound. In the second half of 2005, Michilla initiated a detailed technical review of its resources, which will result in a revised mine plan. This should be completed in the first half of 2006 and will determine Michilla's future production level.

Projects, exploration and new opportunities

The Group spent US$22.4 million on exploration activities in 2005, compared with US$10.3 million in 2004. This included US$9.8 million at Esperanza (2004 – US$2.1 million), US$9.0 million at Michilla (2004 – US$3.0 million) and US$3.6 million on other targets mainly in Chile (2004 – US$5.2 million).

The principal focus remains the Esperanza project, located approximately 5 kilometres from El Tesoro, which will now advance to the feasibility stage. During 2005, 1.4 kilometres of the 2.25 kilometre exploration decline were completed, together with the 40,000 metre drilling campaign. The drill-inferred sulphide resource at Esperanza has been increased following analysis of the drill results to 786 million tonnes of ore with an average copper grade of 0.53%, an average gold grade of 0.20 g/t, and an average molybdenum grade of 0.0123%, with an unchanged cut-off grade for copper of 0.30%. This compares with the previous estimate of 469 million tonnes of ore with an average copper grade of 0.63% and 0.27 g/t of gold and represents a 42% increased in copper contained in the ore resource and the identification of molybdenum as an additional by-product. The feasibility stage is expected to be completed by the end of 2006.

During 2004 and 2005, Michilla carried out an exploration programme to identify further ore reserves, mainly in targets such as the Estefania Este and Lince Este which are adjacent to current orebodies. The results were disappointing and no significant increases in reserves were discovered. The Group is seeking to obtain further reserves and is acquiring the Antucoya deposit, located 45 kilometres north-east of Michilla.

During 2006, in addition to completion of the Esperanza pre-feasibility study, the exploration team will focus on examining new targets principally in Chile and Latin America (with a budget of US$6.4 million), and also on drilling and exploratory work around the Group's existing operations (with a budget of US$4.5 million, including US$3.1 million for Los Pelambres).

The Group also continues to look at opportunities to secure rights to world-class mining assets. On 14 February 2006, the Group announced its intention to make a cash takeover offer for Tethyan Copper

Company Limited ("Tethyan"). Tethyan is a company listed on the Australian Stock Exchange, with copper-gold interests in North-West Pakistan. The Group currently holds an interest in 14.85% of Tethyan's issued share capital. If successful, the acquisition of Tethyan would provide the Group with an opportunity to develop copper-gold assets in a very prospective mining region, in partnership with Barrick Gold Corporation, the world's largest gold-producer.

Railway and other transport services

Rail and road transport volumes in 2005 were 4.3 million tons (2004 – 4.5 million tons) and 1.5 million tons (2004 – 1.4 million tons) respectively. The combined volumes were marginally below 2004 due to minor differences in tonnages moved by some customers. Operating profit (excluding income from associates) was US$27.4 million (2004 – US$30.9 million).

The FCAB's medium to longer term prospects remain positive. During the first half of 2005, the FCAB signed two new contracts; firstly with Apex Silver Mines' San Cristobal polymetallic project in south-western Bolivia and secondly with BHP Billiton's Spence copper project in Chile's Region II. The FCAB also expects to increase tonnages from Escondida's sulphide leach project. While some increase in tonnages is expected in 2006, these new mining projects should provide a significant uplift to existing transport volumes through 2007 and 2008. Other new developments, such as Coldeco's Gaby project and expansions to existing mines, could further increase tonnages as mining activity responds to the strength and duration of the current commodity cycle.

Aguas de Antofagasta

Aguas de Antofagasta had a successful second year of operations. Combined industrial and domestic water sales increased from 32.2 million cu. m. in 2004 to 33.1 million cu. m. this year, with operating profit of US$25.1 million (2004 – US$21.8 million), as Aguas benefited from increased sales to mining and industrial customers as well as from the stronger Chilean peso, the currency in which revenues from domestic customers are received. Aguas has improved services and productivity levels and is progressively reducing water losses.

A contract to supply water to BHP Billiton's Spence project during the construction period and subsequently for its operations was signed in 2005, and detailed engineering studies are underway to supply water for a possible future expansion of the Collahuasi mine owned by Noranda and Anglo American.

Dividends

The Board's policy is to maintain a progressive dividend policy which can be sustained through the economic cycle, with a dividend level that could be expected to be maintained at conservative long-term copper prices. The Board recommends special dividends when it considers these appropriate after taking into account the level of profits earned in the period under review, the existing cash position of the Group and significant known or expected funding commitments.

The Board recommends a final dividend of 94 cents per ordinary share payable on 15 June 2006 to shareholders on the Register at the close of business on 12 May 2006. The final dividend comprises an ordinary dividend of 24 cents and a special dividend of 70 cents. Including the interim dividend, this represents a distribution of just below 30% of net earnings (profit attributable to equity holders of the Company). In determining this, the Board has considered the remaining capital expenditures on the Mauro tailings dam and plant expansion projects, the balance of corporation and withholding taxes accrued for profits earned in 2005 to be paid in 2006, and the expected costs of the potential acquisition of Tethyan. The Board considers that this also provides the Group with sufficient flexibility to take advantage of new opportunities which may arise in the future.

Dividends per share proposed in relation to the year are as follows:

	US dollars		
	2005 cents	2004 cents	% increase
Ordinary			
Interim	**16**	15	
Final	**24**	24	
	40	39	2.6%
Special			
Final	**70**	40	75.0%
Total	**110**	79	39.2%

Dividends per share actually paid in the year and recognised as a deduction from net equity under IFRS were 80 cents (2004 – 39 cents) being the interim dividend for the year and the final dividend proposed in respect of the previous year.

Further details are given in Note 9 to this Preliminary Results Announcement.

Current Trading Prospects

Copper prices increased steadily through 2005, increasing from the 140 cents per pound range at the start of the year to over 200 cents by December, and have averaged 220 cents in the first two months of 2006. While total visible inventories have increased to around 200,000 tonnes, copper stocks still remain at critically low levels. Most commentators believe now that the market remained in deficit during 2005, with further destocking having taken place. This has been supported by supply disruptions and continued

smelter bottlenecks. Metal prices were also buoyed by increased demand for commodities as an investment alternative by institutional and mainstream investors in addition to index funds and commodity traders which are attracted to these markets.

Copper prices remain very volatile, against a background of strong global economic growth, smelting constraints, supply disruption and increased commodity fund activity. Nevertheless, demand remains healthy, supported by continued growth in China, India and Russia and prices should remain well above historical levels through 2006.

Molybdenum prices have retreated from the peak of US$39 per pound reached in June 2005, as increases from primary producers and from copper mines producing molybdenum as a by-product have resulted in additional supplies reaching the market. Prices have averaged US$23 per pound in the first two months of 2006, stabilising at a range of US$20-US$25 per pound. Demand remains strong, both in the steel sector and non-metallurgical applications. Prices should continue to remain above historical averages, although some softening from current levels may occur as supply increases and last year's disruptions in China are eventually resolved.

Group copper production this year is expected to be just over 440,000 tonnes, and molybdenum production up to 10,800 tonnes. Although underlying cash costs will increase as a result of continued industry pressures, the Group should continue to benefit from strong demand and high metal prices. During 2006, the Group will advance with its capital projects including the plant expansion and tailings dam at Los Pelambres and its exploration programmes, which include taking Esperanza to the feasibility stage.

Whilst the Group's primary region of focus continues to be Latin America, and Chile in particular, its financial position remains strong and it will continue to seek to enhance its growth profile by developing its existing assets and properties, and through seeking opportunities globally to secure world-class mining assets.

FINANCIAL COMMENTARY FOR THE YEAR TO 31 DECEMBER 2005

Results

Turnover

Group turnover increased by 25.9% to US$2,445.3 million, compared with US$1,942.1 million in 2004. The increase was mainly due to higher copper and molybdenum prices and higher molybdenum volumes.

Turnover from the mining division increased by 26.9% or US$487.6 million to US$2,299.1 million, mainly reflecting significantly improved market prices for copper and molybdenum. The Group's average realised copper price was 185.2 cents per pound (2004 – 140.2 cents), while the realised molybdenum price averaged US$31.4 per pound (2004 – US$21.5 per pound). Realised copper and molybdenum prices are determined by comparing turnover (gross of tolling charges for concentrates) with sales volumes in the period. Realised copper prices exceeded market prices mainly because, in line with industry practice, concentrate sales agreements at Los Pelambres generally provide for provisional pricing at the time of shipment with final pricing based on the average market price for future periods (normally 30 to 180 days after delivery to the customer). These adjustments were positive as the price of copper generally increased during the year. Sales of LME-registered cathodes by El Tesoro and Michilla also benefited from strong cathode premiums, reflecting tight market conditions. Molybdenum prices, which started the year over US$30 per pound weakened slightly toward the end of 2005 to US$25.0 per pound. Molybdenum also has provisional pricing and, as a result, the realised price of US$31.4 per pound was below the market average for 2005 of US$32.0 per pound.

The benefit of higher metal prices was partly offset by the decline in copper sales which decreased 8.0% from 500,700 tonnes in 2004 to 460,500 tonnes this year, mainly as a result of lower ore grades at Los Pelambres and lower throughput at Michilla. Molybdenum sales volumes increased by 7.6% to 8,500 tonnes following the decision to maximise molybdenum output to benefit from high prices.

Turnover from the transport division (FCAB) increased by US$6.8 million to US$92.5 million, despite similar volumes, mainly because rail tariffs are indexed to cost factors including inflation, the peso-dollar exchange rate and fuel costs which increased in the year. Turnover at Aguas de Antofagasta, which operates the Group's water business, increased by US$8.8 million to US$53.7 million, mainly reflecting the stronger Chilean peso and increased volumes.

Operating profit from subsidiaries and EBITDA

Operating profit from subsidiaries increased by 25.2% from US$1,203.4 million to US$1,506.4 million.

Operating profit at the mining division increased by 26.3% from US$1,150.7 million to US$1,453.9 million, mainly as a result of the strong metal prices and higher molybdenum volumes. This was partly offset by lower copper volumes as described above and also increased operating costs. Excluding by-product credits (which are reported as part of turnover), weighted average cash costs for the Group as a whole increased from 56.6 cents per pound in 2004 to 77.3 cents per pound, reflecting the impact of higher treatment and refining charges and input costs, as well as lower grades and higher waste-to-ore ratios. Operating profits were also affected by losses on commodity derivatives of US$68.6 million at Michilla and El Tesoro (which includes US$44.5 million of mark-to-market losses, recognised as a result of IFRS, relating to derivatives which mature in 2006), the impairment charge of US$30 million at Michilla and higher exploration expenditure which increased by US$12.1 million to US$22.4 million in 2005.

Operating profits (excluding income from associates) at the transport division decreased by US$3.5 million compared to 2004 despite similar volumes. This was mainly due to higher maintenance costs, increased overheads in anticipation of new contracts and costs associated with concluding a four-year labour agreement with its unions in December. Aguas de Antofagasta contributed US$25.1 million compared to US$21.8 million last year, reflecting similar operating margins as both its costs and revenues are peso-denominated allowing it to benefit from the stronger exchange rate and increased volumes.

EBITDA (earnings before interest, depreciation, tax and amortisation) in 2005 was US$1,674.1 million, compared with US$1,356.7 million in 2004, up 23.4%. This is calculated by adding back to operating profit from subsidiaries the items of depreciation and amortisation of US$128.0 million (2004 – US$134.2 million), disposals of property, plant and equipment of US$9.7 million (2004 – US$19.1 million) and the impairment provision of US$30 million (2004 – US$ nil).

The Group's share of net profit from its 30% investment in Antofagasta Terminal Internacional S.A. ("ATI"), acquired at the end of 2004, was US$0.9 million. This compares with an acquisition cost of US$2.9 million in 2004.

Net finance income/(cost)

Net finance income in 2005 was US$29.0 million, compared with net finance costs of US$4.9 million in 2004.

Interest receivable increased from US$19.2 million in 2004 to US$39.7 million, due to the higher level of cash and deposit balances and higher market interest rates compared with 2004. Interest expense (excluding the mark-to-market effect of interest rate derivatives) decreased from US$34.9 million in 2004 to US$26.0 million. Regular loan repayments as well as pre-payments at El Tesoro have decreased the level of borrowings, offsetting the effect of higher interest rates.

Exchange gains included in finance items were US$13.3 million, compared with US$3.3 million in the previous year. These resulted mainly from the strengthening of the Chilean peso, which resulted in exchange gains to peso-denominated monetary items, principally peso-denominated inter-company receivables and cash balances held by Group companies with US dollar functional currencies. As explained below, income tax expense includes credits for exchange of US$20.2 million resulting in total exchange items included in the income statement of US$33.5 million.

The mark-to-market effect of interest and exchange derivatives was less significant at US$2.0 million compared with US$7.5 million in 2004, as market interest rates increased and the outstanding maturity of the interest rate swaps reduced over the year.

Profit before tax, income tax expense and earnings per share

The resulting profit before tax for the period was US$1,536.3 million compared to US$1,198.5 million in 2004, reflecting the improved operating results and increased finance income.

Tax (including deferred tax) amounted to US$308.1 million (2004 – US$241.9 million), reflecting the increased profit for the period. The tax charge comprises current tax of US$285.0 million (2004 – US$183.1 million) and deferred tax of US$23.1 million (2004 - US$58.8 million). The tax charge in 2005 also includes a provision of US$59.9 million (2004 – US$36.0 million) for withholding taxes. This was partly offset by exchange gains of US$20.2 million (2004 – US$0.2 million) on peso-denominated tax receivables through the year, arising mainly as a result of monthly tax payments on account at Los Pelambres and El Tesoro. Primarily as a result of these factors, the effective tax rate of 20.1% (2004 – 20.2%) exceeded the Chilean statutory tax rate of 17%. The effect of the new Chilean mining industry tax is set out further below.

Basic earnings per share were 368.1 cents compared with 293.9 cents for 2004 reflecting the higher profit after tax and minority interests.

As explained above, results in 2005 were affected by positive exchange gains (US$33.5 million), mark-to-market losses, recognised as a result of IFRS, on derivatives which mature in 2006 (US$44.5 million) and the impairment charge in respect of Michilla (US$30 million). Excluding these items, profit before tax would have been US$1,577.3 million as opposed to the IFRS amount reported of US$1,536.3 million.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for speculative trading purposes, but as it has not yet applied the hedge accounting provisions of IAS 39 "Financial Instruments:

Recognition and Measurement", derivatives are measured at fair value in the balance sheet with changes in value recognised in the income statement.

At 31 December 2005, the Group had min/max instruments for 42,000 tonnes of copper production, with a weighted average floor of 115.7 cents per pound and a weighted average cap of 146.7 cents per pound. These instruments had an average duration of five months. The Group's exposure to the copper price up to this level of production will be limited to the extent that market prices exceed the cap or fall below the floor at each relevant exercise date. The Group also had futures for 2,650 tonnes of copper production with an average price of 183.1 cents, and a weighted average duration of eight months.

Details of the mark-to-market position of these instruments, together with details of interest and commodity derivatives held by the Group, are given in Note 5 to this Preliminary Announcement.

Commodity price sensitivities

Based on 2005 production volumes and without taking into account the effects of provisional pricing and any hedging activity, a one-cent change in the average copper price would affect turnover and profit before tax by US$10.3 million and earnings per share by 2.7 cents. Similarly, a one-dollar change in the average molybdenum price would affect turnover and profit before tax by US$19.2 million and earnings per share by 4.8 cents.

Impact of the new tax legislation for the Chilean mining industry

During 2005, the new tax legislation on Chilean mining companies was passed into law with effect from 1 January 2006. The legislation sets a rate of up to 5% of tax-adjusted operating profit, with the option for mining companies to elect for a lower rate of 4% by entering into a new tax stability regime for a period of 12 years, after which the rate of 5% will apply. For 2006 and 2007, 50% of the new mining tax can be offset against first category (i.e. corporation) tax and the remaining 50% is tax deductible (i.e. an allowable expense in determining liability to first category tax). From 2008, when the ability to offset will no longer be available, 100% of the new mining tax will be tax deductible.

The Group's three mining companies (Los Pelambres, El Tesoro and Michilla) have opted to enter into the new tax stability agreement. Consequently, the effect of the legislation will be to increase the effective tax rate for these operations by approximately 2% in 2006 and 2007 and 4% thereafter.

Cash flows, cash and debt

Cash flows from operations were US$1,647.5 million in 2005 compared with US$1,253.5 million last year, reflecting the improved operating results adjusted for depreciation, amortisation and normal working capital movements. A dividend of US$1.0 million was received from the Group's investment in ATI, acquired at the end of 2004.

Cash tax payments in the period were US$343.8 million, compared with US$14.3 million in 2004. The significant increase in corporation tax payments was due to the fact that at the beginning of 2004, Los Pelambres and El Tesoro absorbed the tax losses which derived from the start up of their operations in 1999 and 2001 respectively. The current tax liability for these operations in respect of 2004 was paid in the first half of 2005. During 2005, monthly payments on account were also made in respect of current year profits. The total payment in 2005 also included withholding tax payments of US$44.9 million.

Capital expenditure in 2005 was US$223.0 million compared with US$80.4 million in 2004. This included expenditure of US$90.0 million (on a cash basis) relating to the Mauro tailings dam project and US$10.7 million relating to the plant expansion at Los Pelambres, as well as the investment in additional ore processing capacity at El Tesoro for US$5.9 million.

Dividends paid to ordinary shareholders of the Company this year were US$155.4 million (2004 – US$76.5 million), which related to the final dividend declared in respect of 2004 including a special dividend of 40 cents per ordinary share. Dividends paid by subsidiaries to minority shareholders were US$385.6 million (2004 – US$120.8 million), principally due to increased distributions by Los Pelambres and El Tesoro.

Net repayment of borrowings and finance leasing obligations in 2005, mainly at Los Pelambres and El Tesoro, were US$139.4 million, which included voluntary prepayments of US$36.2 million at El Tesoro. In 2004, net repayment of borrowings amounted to US$263.3 million, which included voluntary prepayments of US$74.1 million as part of the debt refinancing carried out by both Los Pelambres and El Tesoro at the end of that year. The repayments in 2004 also included the repayment of short-term facilities of US$41.0 million drawn down the previous year. Regular repayments are now lower following these prepayments and refinancings.

Details of other cash inflows and outflows in the period are contained in the Consolidated Cash Flow Statement.

At 31 December 2005, the Group had cash and cash equivalents of US$1,316.8 million (2004 – US$881.4 million), which includes cash balances of US$559.7 million held by Los Pelambres to finance the remainder of the Mauro tailings dam and the plant expansion projects. Excluding the minority share in each partly-

owned operation, the Group's attributable share of total cash and cash equivalents was US$1,085.8 million (2004 – US$655.8 million).

Total Group borrowings at 31 December 2005 were US$465.3 million (2004 – US$602.8 million). Of this, US$283.6 million (2004 – US$366.5 million) is proportionally attributable to the Group after excluding the minority shareholdings in partly-owned operations. The decrease in debt is mainly due to further principal repayments at Los Pelambres and El Tesoro as explained above.

Balance Sheet

Net equity (i.e. equity attributable to ordinary shareholders of the Company) increased from US$1,465.5 million at 1 January 2005 to US$2,041.7 million at 31 December 2005, relating mainly to profit after tax and minority interests for the period less ordinary dividends declared and paid in the year.

Minority interests increased from US$604.5 million at 1 January 2005 to US$721.3 million at 31 December 2005, principally reflecting the minority's share of profit after tax less the minority's share of the dividends paid by subsidiaries in the year.

International Financial Reporting Standards

The financial information contained in this Preliminary Results Announcement, including all comparatives, has been prepared in accordance with International Financial Reporting Standards ("IFRS") in place of United Kingdom Generally Accepted Accounting Principles ("UK GAAP"). Further details are given in Notes 1 and 21 to this Preliminary Results Announcement. The Group also published financial information in accordance with IFRS for 2004 on 13 September 2005. The news release, together with the full statement "Adoption of International Financial Reporting Standards and Restatements for 2004", is available on the Company's website and from the Company's registered office. The statement includes explanations and quantifications of the significant UK GAAP to IFRS differences, a summary of which is contained in Note 21 to this Preliminary Results Announcement.

Consolidated Income Statement

	Notes	Year ended 31.12.05 US$'m	Year ended 31.12.04 US$'m
Group turnover	3,4	**2,445.3**	1,942.1
Total operating costs		**(938.9)**	(738.7)
Operating profit from subsidiaries	3,4	**1,506.4**	1,203.4
Share of income from associate	13	**0.9**	-
Total profit from operations and associates	3,4	**1,507.3**	1,203.4
Investment income		**39.7**	19.2
Interest expense		**(26.0)**	(34.9)
Other finance items		**15.3**	10.8
Net finance income/(cost)	6	**29.0**	(4.9)
Profit before tax		**1,536.3**	1,198.5
Income tax expense	7	**(308.1)**	(241.9)
Profit for the financial year		**1,228.2**	956.6
Attributable to:			
Minority interests		**502.4**	377.1
Equity holders of the Company (net earnings)		**725.8**	579.5
		US cents	US cents
Basic earnings per share	8	**368.1**	293.9
Dividends to ordinary shareholders of the Company			
Per share		US cents	US cents
Dividends per share proposed in relation to the year	9		
- ordinary dividends (interim and final)		**40.0**	39.0
- special dividend (final)		**70.0**	40.0
		110.0	79.0
Dividends per share paid in the year and deducted from net equity		**80.0**	39.0
In aggregate		US$'m	US$'m
Dividends proposed in relation to the year	9	**216.9**	155.8
Dividends paid in the year and deducted from net equity		**157.7**	76.9

There was no potential dilution of earnings per share in either year set out above.

Turnover and operating profit are derived from continuing operations.

Consolidated Balance Sheet

	Notes	At 31.12.05 US$'m	At 31.12.04 US$'m
Non-current assets			
Intangible asset	10	**97.7**	93.2
Property, plant and equipment	11	**1,820.0**	1,796.1
Investment property	12	**3.4**	3.2
Investment in associate	13	**2.8**	2.9
Available for sale investments	14	**0.1**	0.1
Deferred tax assets	18	**6.6**	1.6
		1,930.6	1,897.1
Current assets			
Inventories		**98.8**	69.9
Trade and other receivables		**428.1**	349.8
Current tax assets		**5.3**	1.0
Derivative financial instruments	5	**-**	0.2
Cash and cash equivalents	20	**1,316.8**	881.4
		1,849.0	1,302.3
Total assets		**3,779.6**	3,199.4
Current liabilities			
Short-term borrowings	15	**(97.2)**	(104.7)
Derivative financial instruments	5	**(40.3)**	(2.3)
Trade and other payables		**(142.9)**	(135.3)
Current tax liabilities		**(108.7)**	(162.2)
		(389.1)	(404.5)
Non-current liabilities			
Medium and long term borrowings	15	**(368.1)**	(498.1)
Trade and other payables		**(3.5)**	(1.3)
Post-employment benefit obligations	16	**(20.6)**	(16.2)
Long-term provisions	17	**(9.8)**	(13.2)
Deferred tax liabilities	18	**(225.5)**	(196.1)
		(627.5)	(724.9)
Total liabilities		**(1,016.6)**	(1,129.4)
Net assets		**2,763.0**	2,070.0
Equity			
Share capital		**16.6**	16.6
Share premium		**272.4**	272.4
Translation reserves		**16.6**	8.5
Retained earnings		**1,736.1**	1,168.0
Net equity attributable to equity holders of the Company		**2,041.7**	1,465.5
Minority interests		**721.3**	604.5
Total equity		**2,763.0**	2,070.0

The preliminary information was approved by the Board of Directors on 13 March 2006.

Consolidated Cash Flow Statement

	Notes	Year ended 31.12.05 US$'m	Year ended 31.12.04 US$'m
Cash flows from operations	19	**1,647.5**	1,253.5
Dividends from associate		**1.0**	-
Income tax paid		**(343.8)**	(14.3)
Net cash from operating activities		**1,304.7**	1,239.2
Investing activities			
Acquisition of subsidiary		-	(0.1)
Recovery of IVA (Chilean VAT) paid on purchase of water concession		**7.7**	5.8
Acquisition of investment in associate		-	(2.9)
Purchases of property, plant and equipment		**(223.0)**	(80.4)
Proceeds from sale of property, plant and equipment		**4.1**	0.2
Proceeds from disposal of available for sale investments		-	0.1
Net cash used in investing activities		**(211.2)**	(77.3)
Financing activities			
Dividends paid to equity holders of the Company		**(155.4)**	(76.5)
Dividends paid to preference shareholders of the Company		**(0.2)**	(0.2)
Dividends paid to minority interests		**(385.6)**	(120.8)
Interest paid, including payments under interest derivatives		**(23.3)**	(32.5)
Interest received		**37.9**	11.1
Realised gains from currency swaps		-	7.5
Net proceeds from issue of new borrowings		**0.2**	558.0
Repayments of borrowings		**(126.2)**	(818.4)
Repayments of obligations under finance leases		**(13.4)**	(2.9)
Movement on medium term deposits		-	27.0
Net cash used in financing activities		**(666.0)**	(447.7)
Net increase in cash and cash equivalents		**427.5**	714.2
Cash and cash equivalents at beginning of the year		**881.4**	168.7
Net increase in cash and cash equivalents		**427.5**	714.2
Effect of foreign currency exchange rate changes		**7.9**	(1.5)
Cash and cash equivalents at end of the year	20	**1,316.8**	881.4

Consolidated Statement of Changes in Equity

For the years ended 31 December 2004 and 2005

	Share capital US$'m	Share premium US$'m	Translation reserves US$'m	Retained earnings US$'m	**Net equity US$'m**	Minority interests US$'m	**Total US$'m**
Balance at 1 January 2004	16.6	272.4	-	665.4	**954.4**	347.3	**1,301.7**
Profit for the financial year	-	-	-	579.5	**579.5**	377.1	**956.6**
Currency translation adjustment	-	-	8.5	-	**8.5**	(0.4)	**8.1**
Dividends paid or approved for payment	-	-	-	(76.9)	**(76.9)**	(119.5)	**(196.4)**
Balance at 31 December 2004 and 1 January 2005	16.6	272.4	8.5	1,168.0	**1,465.5**	604.5	**2,070.0**
Profit for the financial year	-	-	-	725.8	**725.8**	502.4	**1,228.2**
Currency translation adjustment	-	-	8.1	-	**8.1**	-	**8.1**
Dividends paid	-	-	-	(157.7)	**(157.7)**	(385.6)	**(543.3)**
Balance at 31 December 2005	16.6	272.4	16.6	1,736.1	**2,041.7**	721.3	**2,763.0**

There were no items of recognised income and expense in either year other than the profit for the financial year.

Notes

1. General information and accounting policies

For accounting periods beginning on or after 1 January 2005, the Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") in place of United Kingdom Generally Accepted Accounting Principles ("UK GAAP"). For these purposes, IFRSs comprise the Standards and Interpretations issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") that have been endorsed by the European Union by 31 December 2005.

This preliminary results announcement is for the year ended 31 December 2005. The announcement, including all comparatives, has been prepared using the accounting policies consistent with all IFRS Standards and Interpretations published by 31 December 2004 which are mandatory for accounting periods beginning on or after 1 January 2005. The Group has chosen to adopt IFRS 6 "Exploration for and Evaluation of Mineral Resources" early.

The accounting policies and methods of computation followed in this announcement are those set out in the news release "Adoption of International Financial Reporting Standards and Restatements for 2004" published by the Company on 13 September 2005. The news release, including full disclosure of these accounting policies, is available on the Company's website www.antofagasta.co.uk or from the Company's Registered Office. These policies have been consistently applied to both years presented in this preliminary results announcement.

While the financial information contained in this preliminary results announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRSs. This announcement does not constitute the Group's statutory accounts for the year ended 31 December 2005, which will subsequently be prepared to comply with IFRSs and will be approved by the Board and, with the exception of Note 2, reported on by the auditors and filed with the Registrar of Companies. Accordingly, the financial information included in this preliminary results announcement for 2005 is unaudited.

The information contained in this announcement for the year ended 31 December 2004 does not constitute statutory accounts. A copy of the statutory accounts for that year, which were prepared under UK GAAP, has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The information contained in Note 2 of the Preliminary Results Announcement is not derived from the statutory accounts for the year ended 31 December 2004 and is accordingly not covered by the auditors' report.

2. Production and Sales Statistics (not subject to audit)

(See notes following Note 2(b).)

a) Production and sales volumes for copper and molybdenum

	Production		Sales	
	Year ended 31.12.05	Year ended 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04
	000 tonnes	000 tonnes	**000 tonnes**	000 tonnes
Copper				
Los Pelambres	**322.8**	350.6	**319.1**	352.2
El Tesoro	**98.1**	97.8	**96.1**	98.3
Michilla	**46.4**	50.0	**45.3**	50.2
Group total	**467.3**	498.4	**460.5**	500.7
Molybdenum				
Los Pelambres	**8.7**	7.9	**8.5**	7.9

b) Cash costs per pound of copper produced and realised prices per pound of copper and molybdenum sold

	Cash cost		Realised prices	
	Year ended 31.12.05	Year ended 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04
	cents	cents	**cents**	cents
Copper				
Los Pelambres	**(17.1)**	7.9	**189.2**	141.5
El Tesoro	**66.1**	52.4	**175.7**	136.9
Michilla	**118.8**	85.6	**177.1**	137.4
Group weighted average (net of by-products)	**13.9**	24.3	**185.2**	140.2
Group weighted average (before deducting by-products)	**77.3**	56.6		
Cash costs at Los Pelambres comprise:				
On-site shipping cost	**47.1**	37.2		
Tolling charges for concentrates	**27.6**	16.5		
Cash costs before deducting by-product credits	**74.7**	53.7		
By-product credits (principally molybdenum)	**(91.8)**	(45.8)		
Cash costs (net of by-product credits)	**(17.1)**	7.9		
LME average			**167.1**	130.0
			US$	US$
Molybdenum				
Los Pelambres			**31.4**	21.5
Market average price			**32.0**	16.2

Notes to the production and sales statistics

(i) The production and sales figures represent the actual amounts produced and sold, not the Group's share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper and molybdenum concentrates, and the figures for Los Pelambres are expressed in terms of payable metal contained in concentrate. Los Pelambres is also credited for the gold and silver contained in the copper concentrate sold. El Tesoro and Michilla produce cathodes with no by-products.

(iii) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates at Los Pelambres. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three operations. By-product calculations do not take into account mark-to-market gains for molybdenum at the beginning or end of each period.

(iv) Realised copper prices are determined by comparing turnover from copper sales (grossing up for tolling charges for concentrates) with sales volumes for each mine in the period. Realised molybdenum prices at Los Pelambres are calculated on a similar basis.

(v) The totals in the tables above may include some small apparent differences as the specific individual figures have not been rounded.

3. Total profit from operations and associates

	Year ended 31.12.05 US$'m	Year ended 31.12.04 US$'m
Turnover	**2,445.3**	1,942.1
Cost of sales	**(685.6)**	(593.4)
Gross profit	**1,759.7**	1,348.7
Administrative expenses	**(132.0)**	(118.1)
Closure provision	**3.4**	(1.2)
Severance charges	**(3.9)**	(3.2)
Exploration costs	**(22.4)**	(10.3)
Other operating income	**5.4**	4.7
Other operating expenses	**(103.8)**	(17.2)
Operating profit from subsidiaries	**1,506.4**	1,203.4
Share of income from associate	**0.9**	-
Total profit from operations and associates	**1,507.3**	1,203.4

4. Segmental analysis

a) Turnover, EBITDA and operating profit /(loss) from subsidiaries analysed by business segment

	Turnover		EBITDA		Operating profit from subsidiaries	
	Year ended 31.12.05 US$'m	Year ended 31.12.04 US$'m	Year ended 31.12.05 US$'m	Year ended 31.12.04 US$'m	Year ended 31.12.05 US$'m	Year ended 31.12.04 US$'m
Los Pelambres	**1,749.8**	1,362.8	**1,420.5**	1,072.0	**1,350.4**	988.7
El Tesoro	**372.2**	296.6	**203.2**	179.6	**172.9**	151.4
Michilla	**177.1**	152.1	**16.3**	53.6	**(31.1)**	31.6
Exploration	**-**	-	**(22.4)**	(10.3)	**(22.4)**	(10.3)
Corporate and other items	**-**	-	**(15.6)**	(10.2)	**(15.9)**	(10.7)
Mining	**2,299.1**	1,811.5	**1,602.0**	1,284.7	**1,453.9**	1,150.7
Railway and other transport services	**92.5**	85.7	**38.2**	41.8	**27.4**	30.9
Water concession	**53.7**	44.9	**33.9**	30.2	**25.1**	21.8
Turnover, EBITDA and operating profit from subsidiaries	**2,445.3**	1,942.1	**1,674.1**	1,356.7	**1,506.4**	1,203.4

Notes to turnover by business segment

(i) Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$8.8 million (2004 – US$6.9 million).

(ii) Turnover includes the effect of both final pricing and mark-to-market adjustments to provisionally priced sales of copper and molybdenum concentrates and copper cathodes. Further details of such adjustments are given in Note 5(a).

(iii) Turnover does not include the effect of gains and losses on commodity derivatives, which are included as part of operating profit in other operating income or expense. Further details of such gains or losses are given in Note 5(b).

(iv) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed below to show separately, the amounts prior to deduction of tolling charges, the tolling charges involved and the net amounts included in turnover. El Tesoro and Michilla do not generate by-products from their copper cathode operations.

Notes to EBITDA and operating profit from subsidiaries by business segment

(v) Operating profit for the separate businesses equates to segment result as defined by IAS 14. The Group considers its business segments to be Los Pelambres, El Tesoro, Michilla, exploration, railway and other transport services and the water concession. This excludes the share of income from associate of US$0.9 million (2004 – US$ nil).

(vi) EBITDA is calculated by adding back depreciation, amortisation and disposals of plant, property and equipment and impairment charges (see Note 4(b)) to operating profit from subsidiaries.

(vii) EBITDA and operating profit are stated after deducting losses on commodity derivatives (including both losses realised in each period and period-end mark-to-market adjustments) at El Tesoro of US$24.8 million; (2004 – US$ nil) and Michilla of US$43.8 million; (2004 – US$5.5 million). Further details are given in Note 5(b).

(viii) Operating profit is also stated after deducting an impairment charge against the carrying value of,property, plant and equipment at Michilla of US$30.0 million (2004 – US$ nil).

Turnover at Los Pelambres by mineral:

	Before deducting tolling charges		Tolling charges		Net of tolling charges	
	Year ended 31.12.05	Year ended 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04
	US$'m	US$'m	**US$'m**	US$'m	**US$'m**	US$'m
Copper	**1,331.0**	1,098.4	**(166.9)**	(111.4)	**1,164.1**	987.0
Molybdenum	**588.4**	374.9	**(25.6)**	(15.4)	**562.8**	359.5
Gold and silver	**23.4**	16.8	**(0.5)**	(0.5)	**22.9**	16.3
Los Pelambres	**1,942.8**	1,490.1	**(193.0)**	(127.3)	**1,749.8**	1,362.8

b) Depreciation and amortisation, loss on disposal of property, plant and equipment and impairment charges by operation

	Depreciation and amortisation		Loss on disposals		Impairment charge	
	Year ended 31.12.05	Year ended 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04
	US$'m	US$'m	**US$'m**	US$'m	**US$'m**	US$'m
Los Pelambres	**(66.6)**	(80.2)	**(3.5)**	(3.1)	**-**	-
El Tesoro	**(29.1)**	(22.3)	**(1.2)**	(5.9)	**-**	-
Michilla	**(13.8)**	(13.9)	**(3.6)**	(8.1)	**(30.0)**	-
Corporate and other items	**(0.3)**	(0.4)	**-**	(0.1)	**-**	-
Mining	**(109.8)**	(116.8)	**(8.3)**	(17.2)	**(30.0)**	-
Railway and other transport services	**(9.5)**	(9.1)	**(1.3)**	(1.8)	**-**	-
Water concession	**(8.7)**	(8.3)	**(0.1)**	(0.1)	**-**	-
	(128.0)	(134.2)	**(9.7)**	(19.1)	**(30.0)**	-

c) **Capital expenditure by operation**

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Los Pelambres	**101.4**	47.7
El Tesoro	**39.6**	10.0
Michilla	**18.7**	14.8
Corporate and other items	**1.6**	0.2
Mining	**161.3**	72.7
Railway and other transport services	**23.2**	7.1
Water concession	**1.8**	1.4
	186.3	81.2

Capital expenditure represents purchase of property, plant and equipment stated on an accruals basis (see Note 11) and may therefore differ from the amount included in the cash flow statement.

5. Derivatives and embedded derivatives

a) Embedded derivatives – provisionally priced sales

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

The mark-to-market adjustments at the end of each period and the effect on turnover in the income statement for each period are as follows:

	Balance sheet net mark to market effect on debtors		**Income statement net mark to market effect on turnover**	
	At 31.12.05	At 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04
	US$'m	US$'m	**US$'m**	US$'m
Los Pelambres - copper concentrate	**33.2**	17.6	**15.6**	(4.1)
Los Pelambres - molybdenum concentrate	**(12.6)**	32.9	**(45.5)**	28.4
El Tesoro - copper cathodes	**0.2**	0.8	**(0.6)**	(0.1)
Michilla - copper cathodes	**(0.1)**	0.4	**(0.5)**	(0.1)
	20.7	51.7	**(31.0)**	24.1

Copper concentrate sales at Los Pelambres

Revenues in the year to 31 December 2005 included total positive pricing adjustments of US$154.5 million, representing the difference between reported revenues and initially invoiced amounts. This comprised actual pricing adjustments compared with initial provisionally invoiced prices of US$139.9 million (of which US$41.4 million related to sales of concentrate open at 31 December 2004 and US$98.5 million related to sales of concentrate during 2005) together with net mark-to-market adjustments of US$15.6 million as disclosed above. At 31 December 2005, copper concentrate sales at Los Pelambres totalling 114,500 tonnes remained open as to price, with an average mark-to-market price of 201.4 cents per pound.

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$89.3 million, representing the difference between reported revenues and initially invoiced amounts. This comprised actual pricing adjustments compared with initial provisionally invoiced prices of US$94.5 million (of which US$62.5 million related to sales of concentrate open at 31 December 2003 and US$32.0 million related to sales of concentrate during 2004) together with net negative mark-to-market adjustments of US$5.2 million as disclosed above. At 31 December 2004, copper concentrate sales at Los Pelambres totalling 134,600 tonnes remained open as to price, with an average mark-to-market price of 143.2 cents per pound.

Molybdenum concentrate sales at Los Pelambres

Revenues in the year to 31 December 2005 included total negative pricing adjustments of US$22.7 million, representing the difference between reported revenues and initially invoiced amounts. This comprised positive actual pricing adjustments compared with initial provisionally invoiced prices of US$22.8 million (of which positive US$32.9 million related to sales of concentrate open at 31 December 2004 and negative US$10.1 million related to sales of concentrate during 2005) together with net negative mark-to-market adjustments of US$45.5 million as disclosed above. At 31 December 2005, molybdenum concentrate sales at Los Pelambres totalling 1,400 tonnes remained open as to price, with an average mark-to-market price of US$27.4 per pound.

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$106.9 million, representing the difference between reported revenues and initially invoiced amounts. This comprised actual pricing adjustments compared with initial provisionally invoiced prices of US$78.5 million (of which US$8.2 million related to sales of concentrate open at 31 December 2003 and US$70.3 million related to sales of concentrate during 2004) together with net positive mark-to-market adjustments of US$28.4 million as disclosed above. At 31 December 2004, molybdenum concentrate sales at Los Pelambres totalling 1,700 tonnes remained open as to price, with an average mark-to-market price of US$31.0 per pound.

b) Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for speculative trading purposes. The Group has not adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, derivatives are measured at each balance sheet date at fair value. Gains and losses arising from changes in fair value are included in the income statement for the year, within operating profit from subsidiaries for commodity derivatives and within net finance costs for exchange and interest derivatives.

The mark-to-market adjustments at the end of each year and the effect on operating profit and net finance costs in the income statement for each year are as follows:

Balance sheet	**At 31.12.05**	At 31.12.04
	US$'m	US$'m
Current assets - derivative financial instruments	-	0.2
Current liabilities - derivative financial instruments	**(40.3)**	(2.3)
	(40.3)	(2.1)

	Balance sheet net mark to market effect on debtors/(creditors)		Income statement net mark to market effect on operating profit/finance cost	
	At 31.12.05	At 31.12.04	**Year ended 31.12.05**	Year ended 31.12.04
	US$'m	US$'m	**US$'m**	US$'m
Commodity	**(40.0)**	0.2	**(44.7)**	4.0
Interest	**(0.3)**	(2.2)	**1.9**	7.2
Exchange	**-**	(0.1)	**0.1**	0.3
	(40.3)	(2.1)	**(42.7)**	11.5

Commodity derivatives

The Group periodically uses commodity derivatives to reduce its exposure to the copper price. During 2005, the amount charged to operating profit on commodity derivatives was US$68.6 million, comprising US$24.8 million at El Tesoro and US$43.8 million at Michilla. This comprised losses on derivatives which matured in 2005 of US$24.1 million and mark-to-market losses at 31 December 2005 of US$44.5 million in respect of derivatives maturing in 2006 (which, net of margin calls of US$4.5 million in respect of these derivatives, results in a net balance sheet position of US$40.0 million).

The Group had min/max instruments at 31 December 2005 for 42,000 tonnes of copper production, with a weighted average floor of 115.7 cents per pound and a weighted average cap of 146.7 cents per pound. These instruments had a weighted average duration of 5 months and covered a period of 1 year. It also had futures for 2,650 tonnes of copper production with an average price of 183.1 cents, with a weighted average duration of 8 months.

During 2004, the amount charged to operating profit from subsidiaries on commodity derivatives was US$5.5 million relating to Michilla. This comprised losses on derivatives which matured in 2004 of US$9.3 million partly offset by mark-to-market provisions in respect of those hedges of US$3.8 million at 31 December 2003.

Interest derivatives

The Group had interest rate collars at 31 December 2005 with a notional principal amount of US$ 108.7 million, with a weighted average floor of 5.02% and a weighted average cap of 6.00%. These instruments had a weighted average duration of 7 months. The mark-to-market loss at 31 December 2005 was US$0.3 million (2004 – US$2.2 million), and the effect in the income statement is included within other finance items.

Exchange derivatives

During 2005, the Group entered into exchange swap derivatives to buy or sell Chilean pesos using US dollars with a net notional value of US$33 million. The average duration of these derivatives was one month and the net loss was US$0.3 million (2004 – net gain of US$7.5 million). There were no outstanding instruments at 31 December 2005 (2004 – period end mark-to-market loss of US$0.1 million), and the effect in the finance statement is included within other finance items.

6. Net finance income/(cost)

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Investment income		
Interest receivable	**39.7**	19.2
Interest expense		
Interest payable	**(23.8)**	(30.8)
Amortisation of deferred finance costs	**(0.4)**	(3.2)
Discount charge relating to provisions	**(1.6)**	(0.7)
Preference dividends	**(0.2)**	(0.2)
	(26.0)	(34.9)
Other finance items		
Mark-to-market effect of derivatives	**2.0**	7.5
Foreign exchange	**13.3**	3.3
	15.3	10.8
Net finance income/(cost)	**29.0**	(4.9)

In 2004, interest receivable and similar income included realised gains of US$7.5 million relating to gains under currency swaps.

7. Taxation

The tax charge for the year comprised the following:

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Current tax charge	**(285.0)**	(183.1)
Deferred tax charge	**(23.1)**	(58.8)
	(308.1)	(241.9)

Current tax is based on taxable profit for the period. Deferred tax is the tax expected to be payable or recoverable on temporary differences (i.e. differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit). Deferred tax is accounted for using the balance sheet liability method and is provided on all temporary differences with certain limited exceptions. The Group incurs withholding taxes on the remittance of profits from Chile and the other countries in which it operates and deferred tax is provided on undistributed earnings to the extent that remittance is probable in the foreseeable future.

Taxes (current and deferred) may be analysed by type as follows:

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Corporate tax (principally first category tax in Chile)	**(267.9)**	(206.1)
Exchange gains on corporate tax balances	**20.2**	0.2
Royalty (intial deferred tax provision)	**(0.5)**	-
Withholding tax provision	**(59.9)**	(36.0)
	(308.1)	(241.9)

The effective tax rate for 2005 was 20.1%, compared with the Chilean statutory tax rate of 17%. This was principally due to the provision of additional withholding tax of US$59.9 million, partly offset by exchange gains of US$20.2 million on Chilean peso-denominated tax receivable balances during the year. In 2004, the effective tax rate was 20.2% principally due to the provision of withholding taxes of US$36 million that year.

8. Basic earnings per share

Basic earnings per share is calculated on profit after tax and minority interest giving net earnings of US$725.8 million (2004 – US$579.5 million) and based on 197,171,339 ordinary shares in issue throughout both periods.

There was no potential dilution of ordinary shares in either 2004 or 2005.

9. Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 12 May 2006. The exchange rate to be applied to dividends to be paid in sterling will be set on 16 May 2006.

The Board will recommend a final dividend of 94 cents per ordinary share, which comprises an ordinary dividend of 24 cents per share and a special dividend of 70 cents per share. Together with the interim dividend of 16 cents per share which was paid on 13 October 2005, this gives total dividends proposed in relation to 2005 of 110 cents per share.

The final dividend will be paid on 15 June 2006 to shareholders on the register at the close of business on 12 May 2006. Dividends are declared and paid gross. The conversion rate for the final dividend of 94 cents to be paid in sterling will be set on 16 May 2006.

The final dividend proposed in relation to 2004 was 64 cents, which comprised an ordinary dividend of 24 cents per share and a special dividend of 40 cents per share. Together with the interim dividend that year of 15 cents per share, this gave total dividends proposed in relation to 2004 of 79 cents per share.

Dividends per share actually paid in the year and recognised as a deduction from net equity under IFRS were 80 cents (2004 – 39 cents) being the interim dividend for the year and the final dividend proposed in respect of the previous year.

10. Intangible asset – concession right

Concession right	**Year ended 31.12.05**	Year ended 31.12.04
	US$'m	US$'m
Balance at the beginning of the year	**93.2**	90.6
Amortisation	**(3.4)**	(3.3)
Foreign currency exchange difference	**7.9**	5.9
Balance at the end of the year	**97.7**	93.2

The intangible asset relates to the 30-year concession to operate the water rights and facilities in the Antofagasta Region of Chile which the Group's wholly-owned subsidiary, Aguas de Antofagasta S.A., acquired in December 2003. The intangible asset is being amortised on a straight-line basis over the life of the concession.

11. Property, plant and equipment

	Mining	Railway and other transport	Water Concession	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m	US$'m	US$'m	US$'m
Balance at the beginning of the year	1,627.2	99.7	69.2	**1,796.1**	1,860.0
Additions	161.3	23.2	1.8	**186.3**	81.2
Acquisition	-	-	-	-	0.2
Transfers and reclassifications	(0.8)	-	-	**(0.8)**	0.3
Depreciation	(109.8)	(9.5)	(5.3)	**(124.6)**	(130.9)
Disposals	(9.9)	(3.8)	(0.1)	**(13.8)**	(19.1)
Impairment charge	(30.0)	-	-	**(30.0)**	-
Foreign currency exchange difference	0.1	1.0	5.7	**6.8**	4.4
Balance at the end of the year	1,638.1	110.6	71.3	**1,820.0**	1,796.1

12. Investment property

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Balance at the beginning of the year	**3.2**	3.0
Foreign currency exchange difference	**0.2**	0.2
Balance at the end of the year	**3.4**	3.2

Investment property represents the Group's forestry properties, which are held for long-term potential and accordingly classified as investment property held at cost.

13. Investment in associate

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Balance at the beginning of the year	**2.9**	-
Acquisition	-	2.9
Share of profit before tax	**1.1**	-
Share of tax	**(0.2)**	-
Dividends received	**(1.0)**	-
Balance at the end of the year	**2.8**	2.9

The investment in associate refers to the Group's 30% interest in Antofagasta Terminal Internacional S.A. ("ATI"), which operates a concession to manage installations in the port of Antofagasta. The investment was acquired on 16 December 2004 and did not have any material effect on the Group's earnings or operating cash flows in that year.

14. Available for sale investments

Available for sale investments represent those investments which are not subsidiaries, associates or joint ventures and are not held for trading purposes. The fair value of the available for sale investments held by the Group did not differ materially from cost at either year end.

15. Borrowings

		At 31.12.05	At 31.12.04
		US$'m	US$'m
Los Pelambres			
	Corporate loans	**(381.5)**	(457.9)
	Other loans	**(14.3)**	(19.1)
El Tesoro			
	Corporate loans	**(55.8)**	(99.7)
	Finance leases	**(0.3)**	(12.2)
Michilla			
	Finance leases	**(2.6)**	(2.1)
Railway and other transport services			
	Loans	**(7.2)**	(7.9)
Other			
	Preference shares	**(3.6)**	(3.9)
Total (see Note 20)		**(465.3)**	(602.8)

Loans at 31 December 2005 are shown net of deferred financing costs of US$2.0 million (2004 – US$2.4 million). The amount in relation to Los Pelambres was US$1.7 million (2004 – US$2.1 million). The amount in relation to El Tesoro was US$0.3 million (2004 – US$0.3 million).

Maturity of borrowings

	At 31.12.05	At 31.12.04
	US$'m	US$'m
Short-term borrowings	**(97.2)**	(104.7)
Medium and long-term borrowings	**(368.1)**	(498.1)
Total (see Note 20)	**(465.3)**	(602.8)

Loans are predominantly floating rate. However the Group periodically enters into interest rate derivative contracts to manage its exposure to interest rates. Details of derivative instruments held by the Group are given in Note 5.

16. Post-employment benefit obligation

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Balance at the beginning of the year	**(16.2)**	(13.0)
Charge to operating profit in the year	**(3.9)**	(3.2)
Release of discount to net interest in year	**(1.0)**	(0.1)
Utilised in year	**1.8**	0.7
Foreign currency exchange difference	**(1.3)**	(0.6)
Balance at the end of the year	**(20.6)**	(16.2)

The post employment benefit obligation relates to the provision for severance indemnities which are payable when an employment contract comes to an end, in accordance with normal employment practice in Chile and other countries in which the Group operates. The severance indemnity obligation is treated as an unfunded defined benefit plan, and the calculation is based on valuations performed by an independent actuary.

17. Long-term provisions

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Balance at the beginning of the year	**(13.2)**	(11.6)
Credit/(charge) to operating profit in the year	**3.4**	(1.2)
Release of discount to net interest in year	**(0.6)**	(0.6)
Amount capitalised (see Note 11)	**0.8**	-
Utilised in year	**-**	0.2
Foreign currency exchange difference	**(0.2)**	-
Balance at the end of the year	**(9.8)**	(13.2)
Analysed as follows:		
Decommissioning and restoration	**(9.5)**	(13.0)
Termination of water concesi6n	**(0.3)**	(0.2)
Balance at the end of the year	**(9.8)**	(13.2)

Decommissioning and restoration costs relate to the Group's mining operations. Costs are estimated on the basis of a formal closure plan and are subject to regular formal review.

During the year ended 31 December 2005, the Group conducted a formal review of its mine closure plans and accordingly reassessed the decommissioning and restoration provisions for each mine.

As a result of the review, the provision at Los Pelambres was reduced by US$5.0 million, principally as a result of the extension of the mine life following the approval of the Environmental Impact Assessment in 2004 which increased the mine's reserves. Of this amount, US$0.8 million related to decommissioning costs and this amount has been credited against property, plant and equipment. The balance of US$4.2 million related to restoration costs and has been credited against operating profit. There were no material changes to the provisions at El Tesoro or Michilla.

18. Deferred tax assets and liabilities

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Net position at the beginning of the year	**(194.5)**	(135.7)
Charge to tax on profit in year	**(23.1)**	(58.8)
Foreign currency exchange difference	**(1.3)**	-
Net position at the end of the year	**(218.9)**	(194.5)

Analysed between:		
Deferred tax assets	**6.6**	1.6
Deferred tax liabilities	**(225.5)**	(196.1)
Net position	**(218.9)**	(194.5)

19. Reconciliation of profit before tax to net cash inflow from operating activities

	Year ended 31.12.05	Year ended 31.12.04
	US$'m	US$'m
Profit before tax	**1,536.3**	1,198.5
Depreciation and amortisation	**128.0**	134.2
Loss on disposal of property, plant and equipment (including impairment charge)	**39.7**	19.1
Net finance (income)/costs	**(29.0)**	4.9
Share of profit of associate	**(0.9)**	-
Increase in inventories	**(28.9)**	(9.5)
Increase in debtors	**(36.3)**	(140.7)
Decrease in creditors and provisions	**38.6**	47.0
Cash flows from operations	**1,647.5**	1,253.5

20. Analysis of changes in net cash

	At 1.1.05	Cash flows	Other	Exchange	At 31.12.05
	US$'m	US$'m	US$'m	US$'m	US$'m
Cash and cash equivalents	881.4	427.5	-	7.9	**1,316.8**
Bank borrowings due within one year	(102.0)	102.0	(96.0)	0.2	**(95.8)**
Bank borrowings due after one year	(482.6)	24.0	95.6	-	**(363.0)**
Finance leases due within one year	(2.6)	2.9	(1.8)	0.1	**(1.4)**
Finance leases due after one year	(11.7)	10.5	(0.3)	-	**(1.5)**
Preference shares	(3.9)	-	-	0.3	**(3.6)**
Total borrowings	(602.8)	139.4	(2.5)	0.6	**(465.3)**
Movement in net cash	278.6	566.9	(2.5)	8.5	**851.5**

Net cash

Net cash at the end of each year was as follows:

	At 31.12.05	At 31.12.04
	US$'m	US$'m
Cash and cash equivalents	**1,316.8**	881.4
Total borrowings	**(465.3)**	(602.8)
Net cash	**851.5**	278.6

21. Reconciliation between UK GAAP and IFRS

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 13 September 2005. The news release, together with the full statement "Adoption of International Financial Reporting Standards and Restatements for 2004" is available on the Company's website and from the Company's registered office, 5 Princes Gate, London SW7 1QJ (telephone: +44 20 7808 0988). The statement includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

a. net earnings (profit after tax and minority interests) for the year ended 31 December 2005 and the year ended 31 December 2004; and
b. net equity (excluding minority interests) at 1 January 2004 (the date of transition), 31 December 2005 and 31 December 2004.

The statement also includes detailed IFRS accounting policies adopted by the Company in preparing its consolidated financial statements. A summary of the detailed information is provided in the statements set out below.

Reconciliation of net earnings under UK GAAP to net earnings under IFRS

	Full year 31.12.04 US$'m
UK GAAP - Net earnings	**558.3**
Mark-to-market of provisionally priced sales	12.0
Mark-to-market of financial derivatives	6.2
Reclassification of preference dividends to finance costs	(0.2)
Change in functional currency of subsidiary	1.1
Exchange differences on intra-group items	0.5
Recognition of deferred tax on temporary differences	1.6
Total adjustments	21.2
IFRS - Net earnings	**579.5**

Net earnings are stated after tax and minority interests.

Reconciliation of shareholders' funds under UK GAAP to net equity under IFRS

	01.01.04 US$'m	31.12.04 US$'m
UK GAAP - shareholders' funds	**905.9**	1,322.7
Mark-to-market of provisionally priced sales	13.7	25.7
Mark-to-market of financial derivatives	(7.4)	(1.2)
Reversal of proposed ordinary dividends	47.3	126.2
Reclassification of preference shares to borrowings	(3.5)	(3.9)
Post-employment benefits - measurement of severance indemnities	(1.5)	(1.5)
Change in functional currency of subsidiary	-	(4.0)
Currency treatment of non US dollar fair value adjustments	(0.4)	(0.4)
Recognition of deferred tax on temporary differences	0.3	1.9
Total adjustments	48.5	142.8
IFRS - net equity	**954.4**	1,465.5

Net equity is stated excluding minority interests.

22. Post balance sheet event

On 14 February 2006, the Company announced that it had reached agreement with Tethyan Copper Company Limited ("Tethyan") on the terms for a recommended cash offer of A$1.20 per share for the entire issued share capital of Tethyan ("the Offer"), valuing Tethyan's fully diluted share capital at approximately A$190 million (US$140 million at the date of the announcement). Antofagasta separately entered into an exclusive binding agreement with BHP Billiton whereby BHP Billiton's rights to claw-back a material interest in certain of Tethyan's mineral interests ("Claw-Back Right") may be extinguished or acquired by Antofagasta for a consideration of US$60 million. Antofagasta also entered into an agreement with Barrick Gold Corporation ("Barrick Gold") to support Antofagasta's takeover offer for Tethyan, whereby upon acquisition of 100% of Tethyan, Antofagasta and Barrick Gold intend to establish a 50:50 joint venture in relation to Tethyan's copper-gold mineral interests in Pakistan, including the Reko Diq project; and Barrick Gold will reimburse Antofagasta for 50 per cent of the acquisition cost of Tethyan and the Claw-Back Right. A bidder's statement was posted to shareholders of Tethyan on 10 March 2006. Tethyan is currently subject to a competing takeover offer from Skafell Pty Ltd, a subsidiary of Crosby Capital Partners Inc. and IB Daiwa Corporation.

Between 20 February 2006 and the date of this report, the Group acquired 20.3 million shares in Tethyan for a cost of A$24.4 million (approximately US$18.1 million at the dates of purchase), representing 14.85% of the issued share capital and voting rights of Tethyan.

23. Currency translation

Assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars at the average rate for each period.

	Period end rates	Average rates
31.12.05	US$1.7179 = £1; US$1 = Ch$513	US$1.8185 = £1; US$1 = Ch$560
31.12.04	US$1.9257 = £1; US$1 = Ch$557	US$1.8457 = £1; US$1 = Ch$607

24. Distribution

The Annual Report and Financial Statements, including the Notice of the Annual General Meeting and Chairman's Statement for the year ended 31 December 2005, will be posted to all shareholders in May 2006. The Annual General Meeting will be held at Canning House, 2 Belgrave Square, London SW1 at 10.30 a.m. on Wednesday, 14 June 2006.



Preliminary Results Announcement for the year ended 31 December 2004

15 March 2005

- ***Turnover of US$1,908.7 million (2003 – US$978.0 million); up 95%.***
- ***Operating cash flow of US$1,253.5 million (2003 – US$510.2 million); up 146%.***
- ***Profit before tax of US$1,162.7 million (2003 – US$357.2 million); up 226%.***
- ***Earnings per share of 283.1 cents (2003 – 91.5 cents); up 209%.***
- ***Final dividend of 64 cents* per share, comprising:***
  - ***an ordinary dividend of 24 cents (2003- 24 cents); and***
  - ***a special dividend of 40 cents (2003 – nil).***
- ***Total dividend for year of 79 cents per share including special dividend (2003 – 35 cents per share); total dividend up 126%; ordinary dividend for the year up 11% .***

LME copper prices were significantly stronger in the year, averaging 130.0 cents per pound compared with 80.7 cents in 2003. Group copper production rose by 5.6% to 498,400 tonnes (2003 – 471,800 tonnes). Group weighted average cash costs** were 33.2% lower at 24.3 cents per pound (2003 – 36.4 cents per pound), as by-product credits at Los Pelambres increased significantly due to higher molybdenum prices. Group profit before tax increased from US$357.2 million in 2003 to US$1,162.7 million, and earnings per share from 91.5 cents per share to 283.1 cents.

Jean-Paul Luksic, Chairman of Antofagasta, commented, "This is another good set of results for Antofagasta reflecting very strong copper and molybdenum prices throughout 2004. Strong demand for metals has continued into 2005 and we continue to benefit from these markets."

Antofagasta is a Chilean-based mining group listed in the United Kingdom. In addition to copper mining, its interests include rail and road transport operations and water distribution.

**Dividends are paid either in US dollars or sterling. A conversion rate of £1=US$1.9183 will be applied to the final dividend of 64 cents, giving shareholders who receive dividends in sterling a final dividend of 33.3629p.*

***Cash cost is a method used by the mining industry to express the cost of production in cents per pound of copper, and is further explained in Note 2(d) to the Preliminary Results Announcement.*

Enquiries – London

Antofagasta plc
Tel: +44 20 7808 0988
Desmond O'Conor
Email: doconor@antofagasta.co.uk

www.antofagasta.co.uk

Enquiries – Santiago

Antofagasta Minerals S.A.
Tel: +562 377 5145
Alejandro Rivera
Email: arivera@aminerals.cl

Issued by Bankside Consultants Ltd
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

DIRECTORS' COMMENTS for the year to 31 December 2004

Group earnings increased significantly against a background of higher commodity prices. Profit before tax was US$1,162.7 million (2003 – US$357.2 million), up 226% and earnings per share were 283.1 cents (2003 – 91.5 cents), up 209%. LME copper prices averaged 130.0 cents per pound (2003 – 80.7 cents per pound) while molybdenum prices averaged US$16.2 per pound (2003 – US$5.3 per pound). Group copper production increased 5.6% to 498,400 tonnes while weighted average cash costs, which include by-product credits, were 33% lower mainly due to high molybdenum prices which offset higher operating costs.

During 2004, operating cash flow was US$1,253.5 million (2003 – US$510.2 million) and the Group made net debt repayments of US$263.3 million. This included voluntary prepayments of US$74.1 million relating to the project loans at Los Pelambres and El Tesoro, both of which were refinanced at the end of the year. Net cash at the year end was US$282.5 million (2003 – net debt US$661.8 million), comprising cash and deposits of US$881.4 million and debt of US$598.8 million and this will partly be used to fund the Group's capital expenditure, including the Mauro tailings dam which is estimated to cost US$450 million between 2005 and 2007. The Board is also recommending a final dividend for payment in June 2005 of 64 cents per ordinary share (2003 – 24 cents) which comprises an ordinary dividend of 24 cents and a special dividend of 40 cents. The total dividend for the year, including the interim dividend paid in October, is 79 cents (2003 – 35 cents).

On 5 November 2004, Antofagasta announced that Mr. Andronico Luksic had stepped down as Chairman of Antofagasta and had been invited to become Honorary President in recognition of his contribution to the Group over many years. Mr. Jean-Paul Luksic, then Deputy Chairman, was elected Chairman. On 1 December 2004, Mr. Marcelo Awad, previously Senior Commercial Vice-President of Antofagasta Minerals S.A. ("AMSA"), the Group's mining division, was appointed Chief Executive Officer of AMSA, the position previously held by Mr. Jean-Paul Luksic.

Review of Operations

Los Pelambres

Los Pelambres produced 350,600 tonnes of payable copper, an increase of 7.3% over the 326,700 tonnes produced in 2003. The increase was mainly due to higher throughput at the concentrator plant which averaged 125,900 tonnes per day (tpd) following the completion of modifications to the grinding lines at the end of the previous year (2003 – averaged 113,300 tpd). This higher processing level compensated for lower ore grades, which averaged 0.88% compared with 0.91% in 2003 and slightly lower recoveries. Molybdenum production was 7,900 tonnes (2003 – 8,700 tonnes), due to lower molybdenum ore grades and lower recoveries.

Cash costs, which include by-product credits, fell to 7.9 cents per pound of copper produced (2003 – 29.3 cents per pound), due to the very significant increase in molybdenum prices. Cash costs in the year excluding by-product

credits were 53.7 cents per pound compared with 45.6 per pound cents in 2003. The increase was due to higher treatment and refining charges (TC/RCs), as well as the effect of lower ore grades, higher shipping costs, the effect of the stronger peso and higher maintenance costs. These factors were partly offset by the economies achieved by higher throughput levels.

Realised copper prices were 142.2 cents (2003 – 84.6 cents per pound), due to higher LME copper prices and also because Los Pelambres continued to benefit from positive adjustments on final settlement of concentrate sales. Realised molybdenum prices in the period were US$20.0 per pound (2003 – US$5.5 per pound), also due to higher market prices and similar positive adjustments on final settlement of molybdenum oxide concentrate sales. The combination of higher realised copper and molybdenum prices and higher copper production level offset the higher underlying costs and lower molybdenum volume to enable Los Pelambres to increase operating profits by 208% to US$964.8 million compared with US$313.3 million in 2003.

Capital expenditure in the year amounted to US$47.7 million, including US$17.0 million relating to the Mauro dam. The dam will provide storage capacity for all tailings from the total mine plan, which were increased to 2.1 billion tonnes following the approval of the Environmental Impact Assessment during 2004. The Mauro dam will cost approximately US$450 million, to be funded out of Group cash balances, and is expected to be completed by the end of 2007.

During 2004, Los Pelambres examined alternatives for an expansion of the concentrator plant. Engineering studies for an initial upgrade of up to 140,000 tpd have been completed, for which a decision to proceed could be taken in the first half of 2005. Studies are also continuing for a possible expansion which would increase processing levels to 175,000 tpd compared with the current 125,000 level of tpd.

Project borrowings were reduced by US$134.9 million during the year, including a voluntary prepayment of US$50 million. Los Pelambres took advantage of favourable debt market conditions to refinance the outstanding balance of US$460 million in December with a new unsecured corporate facility. The new loan, which is repayable in equal semi-annual instalments over six years, benefits from lower interest rates and less restrictive covenants.

In 2005, the ore processing level is expected to remain at around 125,000 tpd while the ore grade is expected to decrease to approximately 0.81%. As a result, production of payable copper in 2005 is expected to be around 321,000 tonnes. Molybdenum production in 2005 is forecast to be around 7,200 tonnes also due to slightly lower grades. Cash costs before by-product credits are expected to increase by approximately 9 cents, reflecting further increases in treatment and refining charges, higher shipping costs, the effect of the lower ore grade and other factors. Nevertheless, cash costs remain highly sensitive to molybdenum prices, which are still at historical highs, and this should continue to benefit Los Pelambres. Capital expenditure is estimated at US$232.0 million, which includes US$163.5 million relating to the Mauro project.

El Tesoro

Cathode production at El Tesoro reached 97,800 tonnes in 2004, 5.8% higher than the production level of 92,400 tonnes in 2003. Higher ore throughput, resulting from an optimisation of the crushing circuits in the year, compensated for lower ore grades which averaged 1.35% compared with 1.46% in 2003. Ore crushing capacity is now at the 9.7 million tonnes per annum level compared to 9.0 million tonnes per annum previously. Cash costs in the year were 52.4 cents per pound compared with 42.4 cents per pound in 2004, resulting from a combination of lower ore grades, higher costs of sulphuric acid and fuel as well as a higher waste to ore ratio in the mine.

Higher copper prices and strong cathode premiums for El Tesoro's cathodes due to tight market conditions offset the increase in cash costs, and enabled operating profit to reach US$152.0 million (2003 - US$58.5 million).

Project borrowings at El Tesoro were reduced to US$100.0 million, after repayments of US$56.6 million during the year. This included a voluntary prepayment of US$24.1 million. El Tesoro also refinanced its project borrowings in December with an unsecured corporate facility to benefit from lower interest rates and less restrictive covenants. The new facility is repayable in equal semi-annual instalments over 5 years. In January 2005, the finance leases of US$12.2 million relating to the purchase of the power line were fully repaid.

In 2005, El Tesoro expects to maintain production at around 97,000 tonnes, with cash costs of 61 cents per pound. This reflects the impact of higher operating costs, including a higher waste to ore ratio, slightly lower grades and higher input costs including sulphuric acid and fuel prices.

Michilla

Michilla produced 50,000 tonnes of cathodes in 2004 compared with 52,700 tonnes the previous year. The fall in production was caused by a reduction in grades in the first half of the year when changes in the sequence of ore extracted were made to avoid old mine workings in the vicinity of Michilla's open pit. This prevented Michilla from taking full advantage of the additional crushing capacity installed during 2003.

Cash costs increased from 69.8 cents per pound in 2003 to 85.6 cents in 2004. Once again, lower grades and higher sulphuric acid prices and fuel costs were the principal reasons, together with a stronger Chilean peso. In addition, Michilla did not fully benefit from higher copper prices throughout the year, as part of its production in the first quarter had been hedged in 2003 at a cost of US$9.3 million. Nevertheless, the strong copper prices overall outweighed the increase in costs and hedging losses, enabling Michilla to achieve an operating profit of US$27.0 million compared with an operating loss of US$3.6 million in 2003.

Cathode production in 2005 is expected to reach 53,000 tonnes, while cash costs are expected to be around 89 cents per pound, mainly due to higher acid prices and a higher waste to ore ratio at the Lince open pit, partly offset by better ore grades and higher production. In addition, Michilla has initiated an intensive US$10 million exploration

programme in the Lince Este, Estefania Este and Florida areas which, if successful, would lower operating costs and extend the mine life beyond 2011.

Exploration

During 2004, the Group decided to advance its Esperanza project, located near El Tesoro, to pre-feasibility stage, at a cost of US$15.3 million. This includes the construction of a 2.25 km long exploration decline to obtain bulk samples for detailed metallurgical testing and a 40,000 metre drilling programme to establish proven and probable reserves.

Drilling continued in the Conchi-Brujulinas area near El Abra, approximately 120 km north-east of El Tesoro. A total of 30,549 metres was drilled as part of the on-going programme to explore these deposits in detail and to increase the oxide base in the area. A 14,196 metre drilling programme was also conducted in the Polo Sur area south of El Tesoro.

Exploration activities have also continued in southern Peru, where the Group and CVRD have a joint venture exploration programme. Drilling will continue at Antilla, the best prospect encountered to date, in 2005. The Group sold its 51% interest in the Magistral project in northern Peru for US$2.1 million in February 2004.

Exploration costs in 2004 amounted to US$10.3 million, which included US$1.7 million at Esperanza and US$3.0 million at Michilla as part of the exploration programme described above.

Railway and other transportation services

The transport division maintained its strong performance, with the Railway transporting 4.5 million tons (2003 – 4.4 million tons) while turnover was US$85.7 million compared with US$75.8 million in 2003, mainly due to the strengthening Chilean peso. Freight from existing customers and marginal mine expansions should enable these tonnage levels to be maintained in 2005. New mining projects in the area, including Spence and the Escondida sulphide leach project in Chile and the San Cristobal polymetallic project in Bolivia, may result in further increases in tonnages.

Water concession (Aguas de Antofagasta)

Aguas de Antofagasta began to operate the water rights and distribution and treatment facilities in Chile's Second Region on 29 December 2003. Programmes have been implemented to reduce water losses, reduce costs and improve the quality of service to domestic customers. Water volumes amounted to 32.6 million cu. M., a 5.3% increase over 2003 when controlled by ESSAN. Turnover in 2004 was US$44.9 million.

The outlook for Aguas remains good, and it is currently planning and designing the water supply to two mining projects in the region – BHP Billiton's Spence project near El Tesoro, where initial supplies could start in 2005, and Noranda and Anglo-American's Collahuasi project near the border with Bolivia, where supplies could start in 2009 following a possible further expansion.

Proposed tax on Chilean mining industry

In December 2004, the Government of Chile proposed a new tax on mining companies' operating income of 4%-5% annually. This replaces the earlier proposal for a royalty on mining production which was rejected by the Senate. The revised tax proposal has been sent to Congress for approval and a decision on the terms and implementation is expected during 2005.

Dividends

The Board is recommending a final dividend of 64 cents per ordinary share payable on 15 June 2005 to shareholders on the Register at the close of business on 13 May 2005. The final dividend comprises an ordinary dividend of 24 cents and a special dividend of 40 cents. Dividends may be paid in either US dollars or sterling, and shareholders receiving dividends in sterling will be paid a final dividend of 33.3629p, based on an exchange rate of £1=US$1.9183.

Dividends for the year are as follows:

	US Dollars		
	2004 cents	2003 cents	% increase
Ordinary			
Interim	**15**	11	
Final	**24**	24	
	39	35	11.4%
Special			
Final	**40**	-	
Total	**79**	35	125.7%

In 2003, a dividend in specie of shares in Andsberg Limited was also declared, which carried a redemption right of US$1.11 per share.

Further details are given in Note 9 to the Preliminary Announcement.

Current Trading Prospects

Copper prices remain at historic highs, averaging slightly over 145 cents per pound in the first two months of 2005, and with recent spot prices over 150 cents. Inventory levels still remain very low, with total visible stocks just under 140,000 tonnes, compared with over 800,000 tonnes at the start of 2004.

Most commentators expect the copper market to be in balance this year, as mine production has begun to respond to high metal prices and operational issues experienced in 2004, for example at Grasberg, have now been resolved. Nevertheless, although the growth in global copper consumption of over 8% last year is unlikely to be repeated, demand remains healthy, underpinned by continued growth in China, Russia and India. The current low level of visible stocks, long-term economic growth rates and the absence of significant new mine production in the near term indicate that copper prices should remain strong in 2005.

Group copper production is expected to be around 470,000 tonnes in 2005. Although some increase in cash costs is expected as a result of cost pressures at all mines, molybdenum prices remain high and should continue to favour Los Pelambres. As a low cost producer, Antofagasta should continue to benefit from current strength in metal prices.

15 March 2005

FINANCIAL COMMENTARY for the year to 31 December 2004

Results

Group turnover increased from US$978.0 million in 2003 to US$1,908.7 million in 2004. Turnover from the mining division increased by US$876.3 million. Turnover from the transport division (FCAB) increased by US$9.9 million while Aguas contributed US$44.9 million in its first full year of operations, compared with US$0.4 million last year. The significant increase in turnover from the mining division was mainly due to higher copper and molybdenum prices. Copper sales increased to 500,700 tonnes compared with 477,400 tonnes in 2003, due to the higher production levels at Los Pelambres and El Tesoro.

The Group's realised copper price averaged 139.8 cents per pound (2003 – 83.9 cents per pound), while the realised molybdenum price averaged US$20.0 per pound (2003 – US$5.5 per pound). Realised copper prices and molybdenum prices exceeded market prices mainly because, in line with industry practice, concentrate sales agreements at Los Pelambres generally provide for provisional pricing at the time of shipment with final pricing based on the average market price for specified future periods. Revenues on provisionally priced shipments are adjusted monthly until final settlement. Turnover from copper sales at Los Pelambres in 2004 included positive net pricing adjustments of US$ 94.5 million. These include positive adjustments of US$62.5 million relating to sales open at the beginning of 2004, and a further US$32.0 million for sales both invoiced and settled in the year. Molybdenum sales at Los Pelambres in the first half of this year also included positive net pricing adjustments of US$78.5 million. This included US$8.2 million relating to sales open at the beginning of 2004 and US$70.3 million relating to sales both invoiced and settled in the year.

Group operating profits were US$1,175.2 million compared with US$387.3 million in 2003. Operating profits at the mining division increased by US$769.8 million, mainly due to the impact of higher copper and molybdenum prices together with higher copper sales volume, offset by higher operating costs. Operating profits at the transport division decreased by US$3.4 million compared to 2003 which included other operating income of US$6.5 million received from a third party relating to a contract cancellation. Aguas de Antofagasta contributed US$21.7 million compared with US$0.2 million after acquisition at the end of 2003.

EBITDA (earnings before interest, tax, and amortisation) for the year was US$1,328.8 million (2003 - US$524.3 million). This is calculated by adding back depreciation and amortisation of US$134.5 million (2003 – US$136.8 million) and other amounts written off fixed assets of US$19.1 million (2003 – US$0.2 million) to operating profit.

Interest costs relate mainly to the project borrowings at Los Pelambres and El Tesoro. Net interest expense was US$12.5 million, compared with US$31.3 million in 2003. This was partly due to lower interest cost with regular principal repayments of project debt, higher interest income with the increased cash balances in the Group and income of US$7.5 million relating to gains under currency swaps in the period.

The resulting profit before tax was US$1,162.7 million compared with US$357.2 million in 2003.

Tax (including deferred tax) amounted to US$238.7 million (2003 – US$64.4 million), reflecting the increased profit for the year. The tax charge comprises current tax of US$183.9 million (2003 – US$9.6 million) and deferred tax of US$54.8 million (2003 – US$54.8 million). The current tax component has increased because, during this year, Los Pelambres and El Tesoro have absorbed the tax losses which derived from the start up of their operations in 1999 and 2001 respectively. Deferred tax includes provision for withholding taxes of US$36.0 million for profits earned in Chile which are expected to be remitted abroad for dividend payments, and is the principal reason the effective tax rate of 20.5% (2003 – 18.0%) exceeded the Chilean statutory tax rate of 17%.

Minority interests were US$365.7 million (2003 – US$112.1 million), reflecting their share of increased profits, principally at Los Pelambres and El Tesoro.

Earnings per share were 283.1 cents in 2004 compared with 91.5 cents the previous year, reflecting the higher profit after tax and minority interests.

Commodity price sensitivities

Based on 2004 production volumes, and without taking into account the effects of provisional pricing and any hedging activity, a one-cent change in the average copper price would affect turnover and profit before tax by US$11.0 million, and earnings per share by 2.9 cents. Similarly, a one-dollar change in the average molybdenum price would affect profit before tax by US$17.4 million and earnings per share by 4.4 cents per share.

Cash Flows, Cash and Debt

Net cash inflow from operating activities was US$1,253.5 million compared with US$510.2 million in 2003, reflecting the improved operating result adjusted for depreciation, other amounts written off fixed assets and normal working capital movements.

Net capital expenditure was US$80.1 million. Of this amount, US$47.7 million related to Los Pelambres, which included initial expenditures on the El Mauro dam project. Net expenditure in 2003 was US$78.2 million.

Net debt repayment in the year amounted to US$263.3 million (2003 – US$111.4 million), and this included voluntary prepayments of US$74.1 million at Los Pelambres and El Tesoro. Details of other cash inflows and outflows in the year are contained in the Consolidated Cash Flow Statement on page 13.

At 31 December 2004, the Group held cash and deposits of US$881.4 million (2003 – US$195.7 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$655.8 million.

Total Group debt at 31 December was US$598.9 million (2003 – US$857.5 million). Of this amount, US$362.6 million (2003 – US$518.0 million) is proportionately attributable after taking into account the minority share of partly-owned operations.

Balance Sheet

Shareholders' funds increased from US$905.9 million at the beginning of the year to US$1,322.7 million, principally reflecting the profit attributable to shareholders and exchange movements less dividends for the year. Further details are given in Note 16 to the Preliminary Announcement.

Minority interests increased from US$343.1 million at the beginning of the year to US$588.9 million, principally reflecting the minority's share of profit after tax less minority share of distributions from the partly owned operations.

15 March 2005

Consolidated Profit and Loss Account

	Notes	Unaudited year to 31.12.04 US$'m	Restated year to 31.12.03 US$'m
Turnover	1,3	1,908.7	978.0
Operating profit	3,5	1,175.2	387.3
Income from fixed asset investments		-	0.1
Profit on disposal of fixed asset investments		-	1.1
Net interest payable	6	(12.5)	(31.3)
Profit on ordinary activities before tax		1,162.7	357.2
Tax on profit on ordinary activities	7	(238.7)	(64.4)
Profit on ordinary activities after tax		924.0	292.8
Minority interests – equity		(365.7)	(112.1)
Profit for the financial year		558.3	180.7
Dividends			
Preference shares – non equity		(0.2)	(0.2)
Ordinary shares – equity (including special dividend in 2004; excluding demerger dividend in 2003)		(155.8)	(69.0)
Demerger dividend – equity		-	(181.5)
Transferred to/(from) reserves		402.3	(70.0)
Earnings per share	8	283.1c	91.5c
Dividend per ordinary share (excluding demerger dividend in 2003)	9	79.0c	35.0c

Turnover and operating profit are derived from continuing operations. As explained in Note 1(b), turnover has been stated after deducting tolling charges for concentrate sales and prior year comparatives have been restated accordingly.

The dividend per ordinary share in 2004 of 79 cents (2003 – 35 cents) includes a special dividend of 40 cents (2003 – nil). Further details are given in Note 9.

Other recognised gains and losses

Other recognised gains and losses in the year (foreign currency exchange differences) amounted to a gain of US$14.5 million (2003 – US$15.5 million) and are shown in Note 16 together with other movements in shareholders' funds.

Consolidated Balance Sheet

	Notes	Unaudited 31.12.04 US$'m	Audited 31.12.03 US$'m
Fixed assets			
Intangible asset	10	**93.2**	90.6
Tangible assets	11	**1,804.3**	1,863.2
Investment in associate	12	**2.9**	-
Other investments	13	**0.3**	0.4
		1,900.7	1,954.2
Current assets			
Stocks		**69.9**	60.5
Debtors – amounts falling due after more than one year		**24.5**	29.0
Debtors – amounts falling due within one year		**274.8**	166.7
Current asset investments (term deposits)		**877.0**	188.1
Cash at bank and in hand		**4.4**	7.6
		1,250.6	451.9
Creditors – amounts falling due within one year			
Loans	14	**(104.7)**	(166.7)
Trade and other creditors		**(297.5)**	(94.9)
Dividends	9	**(126.2)**	(47.3)
		(528.4)	(308.9)
Net current assets		**722.2**	143.0
Total assets less current liabilities		**2,622.9**	2,097.2
Creditors – amounts falling due after more than one year			
Loans	14	**(494.2)**	(690.8)
Provisions for liabilities and charges	15	**(217.1)**	(157.4)
		1,911.6	1,249.0
Capital and reserves	1(a)		
Preference share capital called up – non-equity		**3.9**	3.5
Ordinary share capital called up – equity		**18.9**	17.5
Share premium – equity		**326.3**	300.4
Revaluation reserve - equity		**16.3**	15.7
Profit and loss reserve		**957.3**	568.8
Shareholders' funds – including non-equity interests	16	**1,322.7**	905.9
Minority interests – equity		**588.9**	343.1
		1,911.6	1,249.0

Approved by the Board of Directors and signed on their behalf by P J Adeane, Director.

15 March, 2005

Consolidated Cash Flow Statement

	Notes	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Net cash inflow from operating activities	17	**1,253.5**	510.2
Dividends received from other fixed asset investments		-	0.1
Interest received		**11.1**	4.7
Realised gains from currency swaps		**7.5**	-
Interest paid		**(32.5)**	(31.6)
Dividends paid to minority interests		**(120.8)**	(81.7)
Preference dividends paid		**(0.2)**	(0.2)
Net cash outflow from returns on investment and servicing of finance		**(134.9)**	(108.7)
Tax paid		**(14.3)**	(12.9)
Purchase of tangible fixed assets		**(80.4)**	(91.7)
Purchase of fixed asset investments		-	(1.3)
Sale of tangible fixed assets		**0.2**	5.4
Sale of fixed asset investments		**0.1**	9.4
Net cash outflow from capital expenditure and financial investment		**(80.1)**	(78.2)
Purchase of subsidiary		**(0.1)**	-
Purchase of interest in associate	12	**(2.9)**	-
Purchase of water concession		-	(193.8)
Recovery of IVA (Chilean VAT) previously paid on purchase of water concession		**5.8**	-
Cash balances included in demerged assets		-	(1.4)
Net cash inflow/(outflow) from acquisitions and disposals		**2.8**	(195.2)
Equity dividends paid		**(76.5)**	(58.2)
Cash inflow before management of liquid resources and financing		**950.5**	57.0
Management of liquid resources – Net (increase)/decrease in term deposits		**(689.4)**	52.9
New loans drawn down		**558.0**	41.4
Repayment of amounts borrowed		**(818.4)**	(149.5)
Repayment of principal element of finance leases		**(2.9)**	(3.3)
Net cash outflow from financing		**(263.3)**	(111.4)
Net cash outflow in the year	18	**(2.2)**	(1.5)

Notes

1 Reporting currency and accounting policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 9, dividends are paid in either US dollars or sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the year to 31 December 2004 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2003 except in relation to turnover as explained below.

Turnover has been shown after deducting tolling charges for concentrates sold by Los Pelambres and prior year comparatives have been restated accordingly. Previously, such charges were included in cost of sales. The effect of this restatement on turnover is as follows:

	Year to 31.12.04 US'$m	Year to 31.12.03 US$'m
Group turnover – previous basis	**2,037.1**	1,076.2
Tolling charges previously included in cost of sales	**(128.4)**	(98.2)
Group turnover – revised basis	**1,908.7**	978.0

The change in presentation has no effect on either EBITDA, operating profit, profit before tax, net assets or shareholders' funds.

2 Production and sales statistics (neither audited nor reviewed)

(See notes following Note 2(d).)

a) Copper production volumes

	Year to 31.12.04 '000 tonnes	Year to 31.12.03 '000 tonnes
Los Pelambres	**350.6**	326.7
El Tesoro	**97.8**	92.4
Michilla	**50.0**	52.7
Group total	**498.4**	471.8

b) Copper sales volumes

	Year to 31.12.04 '000 tonnes	Year to 31.12.03 '000 tonnes
Los Pelambres	**352.2**	332.8
El Tesoro	**98.3**	92.0
Michilla	**50.2**	52.6
Group total	**500.7**	477.4

c) Cash costs per pound

	Year to 31.12.04 cents	Year to 31.12.03 cents
Los Pelambres	**7.9**	29.3
El Tesoro	**52.4**	42.4
Michilla	**85.6**	69.8
Group weighted average	**24.3**	36.4

d) LME and realised copper price per pound

	Year to 31.12.04 cents	Year to 31.12.03 cents
Los Pelambres	**142.2**	84.6
El Tesoro	**136.9**	82.5
Michilla	**129.2**	82.5
Group weighted average	**139.8**	83.9
LME average	**130.0**	80.7

Notes to the production and sales statistics

(i) The production and sales figures represent the actual amounts produced and sold, not the Group's share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. Los Pelambres also produces molybdenum concentrate, and production in 2004 amounted to 7,900 tonnes (2003 – 8,700 tonnes). Los Pelambres is also credited for the gold and silver contained in the copper concentrate sold. El Tesoro and Michilla produce copper cathodes with no by-products.

(iii) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and tolling charges for concentrates at Los Pelambres and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three operations.

By-product credits at Los Pelambres in 2004 were 45.8 cents per pound (2003 – 16.3 cents per pound).

(iv) Realised copper prices are determined by comparing turnover from copper sales (grossing up for tolling charges for concentrates) with sales volumes for each mine in the period. Calculated on a similar basis, the realised molybdenum price at Los Pelambres in 2004 was US$20.0 per pound compared with an average market price of US$16.2 per pound (2003 – a realised molybdenum prices of US$5.5 per pound compared with an average market price of US$5.3 per pound).

(v) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

3 Segmental analysis

a) Turnover by geographical destination

	Unaudited year to 31.12.04 US$'m	Restated year to 31.12.03 US$'m
UK	**31.6**	10.3
Rest of Europe	**619.2**	294.4
Chile	**296.5**	138.7
Rest of Latin America	**64.3**	52.0
North America	**179.9**	55.3
Asia Pacific / other	**717.2**	427.3
	1,908.7	978.0

b) Turnover by operation

	Unaudited year to 31.12.04 US$'m	Restated year to 31.12.03 US$'m
Los Pelambres	**1,338.5**	639.0
El Tesoro	**296.7**	167.2
Michilla	**142.9**	95.6
Mining	**1,778.1**	901.8
Railway and other transport services	**85.7**	75.8
Water concession (acquired 29 December 2003)	**44.9**	0.4
	1,908.7	978.0

Notes to turnover by operation

(i) Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$6.9 million (2003 – US$5.2 million).

(ii) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal (net of tolling charges for concentrates) is analysed below. El Tesoro and Michilla do not have by-products from their copper cathode operations.

Los Pelambres turnover by type of metal

	Unaudited year to 31.12.04 US$'m	Restated year to 31.12.03 US$'m
Copper	**991.1**	531.0
Molybdenum	**331.1**	97.1
Gold and silver	**16.3**	10.9
	1,338.5	639.0

c) **Earnings before tax, interest, depreciation and amortisation (EBITDA) by operation**

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Los Pelambres	**1,048.1**	402.9
El Tesoro	**180.2**	78.8
Michilla	**49.0**	14.0
Exploration	**(10.3)**	(3.5)
Corporate and other items	**(10.1)**	(11.0)
Mining	**1,256.9**	481.2
Railway and other transport services	**41.8**	42.9
Water concession (acquired 29 December 2003)	**30.1**	0.2
	1,328.8	524.3

EBITDA is calculated by adding back depreciation, amortisation and other amounts written off fixed assets (see Note 3(d) to operating profit (see Note 3 (e)).

As explained in Note 3(e), in 2003, the Railway and other transport services division included other operating income of US$6.5 million.

d) Depreciation and amortisation by operation

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Los Pelambres	**80.2**	89.6
El Tesoro	**22.3**	20.2
Michilla	**13.9**	17.5
Corporate and other items	**0.4**	0.6
Mining	**116.8**	127.9
Railway and other transport services	**9.4**	8.9
Water concession (acquired 29 December 2003)	**8.3**	-
Total depreciation and amortisation	**134.5**	136.8
Other amounts written off fixed assets included in operating profit	**19.1**	0.2
	153.6	137.0

e) Operating profit/ (loss) by operation

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Los Pelambres	**964.8**	313.3
El Tesoro	**152.0**	58.5
Michilla	**27.0**	(3.6)
Exploration	**(10.3)**	(3.5)
Corporate and other items	**(10.6)**	(11.6)
Mining	**1,122.9**	353.1
Railway and other transport services	**30.6**	34.0
Water concession (acquired 29 December 2003)	**21.7**	0.2
	1,175.2	387.3

In 2003, operating profit at the Railway and other transport services division included other operating income of US$6.5 million for the cancellation of a contract for additional tonnages by a customer.

f) Capital expenditure by operation

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Los Pelambres	**47.7**	62.4
El Tesoro	**10.0**	9.6
Michilla	**14.8**	10.8
Corporate and other items	**0.2**	0.2
Mining	**72.7**	83.0
Railway and other transport services	**7.1**	9.9
Water concession (acquired 29 December 2003)	**1.4**	-
	81.2	92.9

Capital expenditure represents purchase of tangible fixed assets stated on an accruals basis (see Note 11) and may therefore differ from the amount included in the cash flow statement.

g) Net assets by operation

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Los Pelambres	**1,123.4**	1,240.1
El Tesoro	**306.1**	337.1
Michilla	**68.3**	75.1
Corporate and other items	**(2.2)**	2.1
Mining	**1,495.6**	1,654.4
Railway and other transport services	**107.2**	107.8
Water concession	**188.2**	195.5
Operating net assets	**1,791.0**	1,957.7
Fixed asset investments	**0.3**	0.4
Net cash / (debt)	**282.5**	(661.8)
Unallocated liabilities – Group dividend and provision for withholding taxes	**(162.2)**	(47.3)
Net assets	**1,911.6**	1,249.0

Net assets are stated before deducting minority interests. The Railway and other transport services division includes US$2.9 million (2003 – nil) for the carrying value of the investment in Antofagasta Terminal Internacional S.A. ("ATI") which was acquired in December 2004 and is treated as an investment in associate (see Note 12).

4 Provisional pricing and commodity hedging

a) Provisional pricing

Copper

Copper concentrate agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods, typically four months after shipment (known as "M+4"). Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$94.5 million, of which US$32.0 million related to sales of concentrates during 2004 and US$62.5 million related to sales of concentrates open at 31 December 2003. Revenues in the year to 31 December 2003 included total positive pricing adjustments of US$38.3 million, of which US$29.5 million related to sales of concentrates during 2003 and US$8.8 million related to sales of concentrates open at 31 December 2002.

At 31 December 2004, copper sales totalling 134,605 tonnes remained to be finally priced, and were recorded at that date at an average price of 137.7 cents per pound based on provisional invoices. The average fair value price of these sales, based on forward prices at 31 December 2004, was 143.2 cents per pound, representing an unrecognised gain of US$16.5 million at that date (2003 – unrecognised gain of US$22.9 million).

Molybdenum

Molybdenum concentrate agreements generally provide for provisional pricing at the month prior to shipment with final pricing settlement based on the average molybdenum prices for specified future periods, typically two months after shipment. Molybdenum revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$78.5 million, of which US$70.3 million related to sales of concentrates during 2004 and US$8.2 million related to sales of concentrates open at 31 December 2003. Revenues in the year to 31 December 2003 included total positive pricing adjustments of US$7.1 million, of which US$7.0 million related to sales of concentrates during 2003 and US$0.1 million related to sales of concentrates open at 31 December 2002.

At 31 December 2004, molybdenum sales totalling 1,700 tonnes remained to be finally priced, and were recorded at that date at an average price of US$22.74 per pound based on provisional invoices. The average fair value price, based on spot prices at 31 December 2004, was US$30.95 per pound, representing an unrecognised gain of US$30.7 million at that date (2003 – unrecognised gain of US$4.5 million).

b) Commodity hedging

The Group periodically enters into commodity hedging contracts to manage its exposure to the copper price. Turnover for the mining division for the year ended 31 December 2004 included losses of US$9.3 million relating to commodity hedging activities. Turnover for the year ended 31 December 2003 included losses of US$11.1 million relating to commodity hedging.

At 31 December 2004, the Group had hedged 6,000 tonnes of copper production at Michilla using put options with a weighted average minimum price of 121.8 cents per pound, covering a six month period to 30 June 2005 with a weighted average duration of 3 months. Further put options and min/max instruments were entered into by Michilla after the year end.

5 Operating profit

	Unaudited year to 31.12.04 US$'m	Restated year to 31.12.03 US$'m
Turnover	**1,908.7**	978.0
Cost of sales	**(593.7)**	(490.2)
Gross profit	**1,315.0**	487.8
Administrative expenses	**(118.1)**	(88.6)
Closure provisions (Note 15)	**(1.2)**	(1.1)
Severance charges (Note 15)	**(3.2)**	(2.7)
Exploration costs	**(10.3)**	(3.5)
Other net operating expenses	**(7.0)**	(4.6)
Operating profit	**1,175.2**	387.3

Depreciation and amortisation charges (before including other amounts written off fixed assets) in 2004 amounted to US$ 134.5 million (2003 – US$136.8 million). Of this amount, US$132.3 million (2003 – US$133.4 million) is included in cost of sales and US$2.2 million (2003 – US$3.4 million) is included in administrative expenses.

6 Net interest payable

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Interest receivable and similar income	**19.2**	4.6
Interest payable and similar charges	**(34.0)**	(32.7)
Foreign exchange	**3.0**	(2.1)
Discount charge relating to provisions (Note 15)	**(0.7)**	(1.1)
	(12.5)	(31.3)

Interest receivable and similar income includes US$7.5 million relating to gains under currency swaps during 2004 (2003 – nil).

7 Tax

The tax charge for the year is comprised as follows:

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Current tax charge	**183.9**	9.6
Deferred tax charge	**54.8**	54.8
	238.7	64.4

The deferred tax charge for the year includes US$36.0 million for withholding taxes relating to profits earned in Chile which are expected to be remitted abroad. Accordingly, the effective tax rate for the year is 20.5% compared to the Chilean statutory tax rate of 17%. During 2003, withholding taxes provided amounted to US$8.6 million of which US$7.5 million was paid and US$1.1 million included in deferred tax, resulting in an effective tax rate of 18.0% compared with the Chilean statutory rate that year of 16.5%.

Up to and including 2003, tax at Los Pelambres and El Tesoro was provided mainly on a deferred basis due to the absorption of tax losses. Under Chilean tax legislation, full relief is given for pre-operational costs on the start-up of a mining project, and capital allowances are available on an accelerated basis for expenditure relating to the construction or purchase of tangible fixed assets. These factors resulted in a large deferred tax liability between 2000 and 2003 when these initial costs were deducted for tax purposes but were not fully depreciated through the financial accounts. These losses were absorbed in early 2004, resulting in a significantly larger current tax charge and lower deferred tax charge at these operations compared with previous years. Current tax due at the end of 2004 is expected to be paid during the first half of 2005.

8 Earnings per share

Earnings per share of 283.1 cents (2003 – 91.5 cents) is calculated on profit after tax, minority interest and preference dividends giving earnings of US$ 558.1 million (2003 – US$180.5 million) and is based on 197,171,339 ordinary shares in issue throughout both years.

9 Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 13 May 2005.

The Board will recommend a final dividend of 64 cents per ordinary share (2003 –24 cents), which comprises an ordinary dividend of 24 cents and a special dividend of 40 cents. The final dividend will be paid on 15 June 2005 to shareholders on the Register at the close of business on 13 May 2005. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.9183, giving a final dividend to those shareholders paid in sterling of 33.3629 pence per ordinary share (2003 – 12.8404 pence).

An interim dividend of 15 cents per ordinary share (2003 – 11 cents) was paid in October 2004, giving a total dividend for the year of 79 cents per ordinary share (2003 – 35 cents per ordinary share).

In October 2003, the Group made a dividend in specie of shares in Andsberg Limited (the "demerger dividend"), which was recorded in the profit and loss account at the book value of the assets demerged. No comparable transaction occurred in 2004.

10 Intangible fixed asset

	Concession right US$'m
1 January 2004 (audited)	90.6
Amortisation	(3.3)
Exchange	5.9
31 December 2004 (unaudited)	**93.2**

The intangible asset relates to the 30-year concession to operate the water rights and facilities in the Antofagasta Region of Chile which the Group's wholly-owned subsidiary, Aguas de Antofagasta S.A., acquired in December 2003. The intangible asset is being amortised on a straight-line basis over the life of the concession.

11 Tangible fixed assets

Net book value	Mining US$'m	Railway and other transport US$'m	Water concession US$'m	Total US$'m
1 January 2004 (audited)	1,688.7	106.2	68.3	1,863.2
Acquisition	-	0.2	-	0.2
Additions	72.7	7.1	1.4	81.2
Reclassifications	-	0.3	-	0.3
Other amounts written off	(17.2)	(1.8)	(0.1)	(19.1)
Depreciation	(116.8)	(9.4)	(5.0)	(131.2)
Exchange	(0.2)	5.3	4.6	9.7
31 December 2004 (unaudited)	**1,627.2**	**107.9**	**69.2**	**1,804.3**

12 Investment in associate

	US$'m
1 January 2004 (audited)	-
Acquisition	2.9
31 December 2004 (unaudited)	**2.9**

On 16 December 2004, the Group acquired a 30% interest in Antofagasta Terminal Internacional S.A. ("ATI"), which operates the sole concession to manage installations in the port of Antofagasta. The investment, acquired at a cost of US$2.9 million, has been accounted for as an interest in associate and did not have any material effect on the Group's earnings or operating cash flows in the year.

13 Other investments

	US$'m
1 January 2004 (audited)	0.4
Disposals	(0.1)
31 December 2004 (unaudited)	**0.3**

14 Loans

	Unaudited 31.12.04 US$'m	Audited 31.12.03 US$'m
Los Pelambres		
- Corporate loans (2003 - project loans)	**(457.9)**	(594.9)
- Other loans	**(19.1)**	(37.9)
El Tesoro		
- Corporate loans (2003 - project loans)	**(99.7)**	(153.8)
- Subordinated debt	**-**	(18.7)
- Finance leases	**(12.2)**	(14.2)
Michilla		
- Finance leases	**(2.1)**	(2.2)
Railway and other transport services		
- Loans	**(7.9)**	(9.0)
Corporate		
- Loans	**-**	(26.8)
	(598.9)	(857.5)

Loans are shown net of deferred financing costs. At 31 December 2004, these amounted to US$ 2.4 million, of which US$2.1 million relates to Los Pelambres and US$0.3 million relates to El Tesoro. At 31 December 2003, deferred financing costs amounted to US$3.0 million, of which US$2.8 million related to El Tesoro and US$0.2 million related to corporate loans.

Maturity of loans:

	Unaudited 31.12.04 US$'m	Audited 31.12.03 US$'m
Due within one year	**(104.7)**	(166.7)
Due after more than one year	**(494.2)**	(690.8)
	(598.9)	(857.5)

Loans are predominantly floating rate. However, the Group periodically enters into interest rate hedging contracts to manage its exposure to interest rates. At 31 December 2004, the Group had hedged US$165.5 million of its borrowings using collars for a remaining weighted period of 1.2 years. These limit the variability of the interest rate to a weighted average minimum (a floor) of 5.01% and a weighted average maximum (a cap) of 5.99%.

15 Provisions for liabilities and charges

	Termination of water concession US$'m	Decommi-ssioning and site rehabilitation US$'m	Severance indemnities US$'m	Deferred tax US$'m	Total US$'m
1 January 2004 (audited)	(0.1)	(8.9)	(15.7)	(132.7)	(157.4)
Charge to operating profit in year (Note 5)	(0.1)	(1.1)	(3.2)	-	(4.4)
Release of discount to net interest in year (Note 6)	-	(0.6)	(0.1)	-	(0.7)
Charge to tax on profit in year	-	-	-	(54.8)	(54.8)
Utilised in year	-	0.2	0.7	-	0.9
Exchange	-	-	(0.1)	(0.6)	(0.7)
31 December 2004 (unaudited)	**(0.2)**	**(10.4)**	**(18.4)**	**(188.1)**	**(217.1)**

16 Reconciliation of movements in shareholders' funds

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Profit for the financial year	**558.3**	180.7
Other recognised gains and losses relating to the year		
- Foreign currency exchange differences	**14.5**	15.5
Total recognised gains and losses	**572.8**	196.2
Dividends (2003 includes demerger dividend of US$181.5 million)	**(156.0)**	(250.7)
	416.8	(54.5)
Opening shareholders' funds	**905.9**	960.4
Closing shareholders' funds	**1,322.7**	905.9

17 Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Operating profit	**1,175.2**	387.3
Depreciation	**134.5**	136.8
Other amounts written off fixed assets	**19.1**	0.2
Increase in stocks	**(9.5)**	(1.6)
Increase in debtors	**(112.8)**	(23.7)
Increase in creditors and provisions	**47.0**	11.2
Net cash inflow from operating activities	**1,253.5**	510.2

18 Reconciliation of net cash flow to movement in net cash/(debt)

	Unaudited year to 31.12.04 US$'m	Audited year to 31.12.03 US$'m
Net cash outflow in the year	**(2.2)**	(1.5)
Cash outflow from decrease in debt	**263.3**	111.4
Cash outflow/(inflow) from increase/(decrease in) liquid resources	**689.4**	(52.9)
Change in net debt resulting from cash flows	**950.5**	57.0
Interest accrued on long-term loan balances and amortisation of deferred financing costs	**(3.5)**	(1.5)
New leases	**(0.8)**	(1.3)
Foreign currency exchange difference	**(1.9)**	(3.1)
Movement in net cash/(debt) in the year	**944.3**	51.1
Net debt at the beginning of the year	**(661.8)**	(712.9)
Net cash/(debt) at the end of the year	**282.5**	(661.8)

Composition of net cash/(debt)

	Unaudited 31.12.04 US$'m	Audited 31.12.03 US$'m
Cash at bank and in hand	**4.4**	7.6
Current asset investments (term deposits)	**877.0**	188.1
Long and short term loans including finance leases (Note 14)	**(598.9)**	(857.5)
Net cash/(debt) at the end of the year	**282.5**	(661.8)

19 Financial information

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 December 2004 or 2003. The financial information for the year ended 31 December 2003 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies as adjusted for the restatement of turnover as explained in Note 1. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2004 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

20 Currency translation

Assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the year end rates of exchange. Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each year.

	Year end rates	Average rates
31.12.04	**US$1.9257 = £1; US$1 = Ch$ 557**	**US$1.8457 = £1; US$1 = Ch$607**
31.12.03	**US$1.7727 = £1; US$1 = Ch$ 594**	**US$1.6321 = £1; US$1 = Ch$692**

21 Distribution

The Annual Report and Financial Statements, including the Notice of the Annual General Meeting and Chairman's Statement for the year ended 31 December 2004, will be posted to all shareholders in May 2005. The Annual General Meeting will be held at Canning House, 2 Belgrave Square, London SW1 at 10.30 a.m. on Tuesday, 14 June 2005.